UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

CONTROL CHIEF HOLDINGS, INC.

(Name of Issuer)

CONTROL CHIEF HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.50 par value

(Title of Class of Securities)

212343107

(CUSIP Number of Class of Securities)

Douglas S. Bell

Control Chief Holdings, Inc.

P.O. Box 141

200 Williams Street

Bradford, Pennsylvania, 16701

(814) 368-4132

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of

person filing statement)

This statement is filed in connection with (check the appropriate box):
(a)	[X]	The filing of solicitation materials or an information statement subject to
Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	[ ]	The filing of a registration statement under the Securities Act of 1933.
(c)	[ ]	A tender offer.
(d)	[ ]	None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$149,020.00	$29.84*

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Notes:

* The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

INTRODUCTION

This Rule 13E-3 Transaction Statement (this "Schedule 13E-3") is being filed by Control Chief Holdings, Inc. (the "Company") with respect to the class of its equity securities of the Company that is the subject of a Rule 13e-3 transaction. The Company is submitting to its shareholders a proposal to approve and adopt a Certificate of Amendment to the Company's Certificate of Incorporation providing for (a) a one-for-100 reverse stock split of the Company's common stock, par value $0.50 per share (the "Common Stock"), and (b) a cash payment of $373 for each share of Common Stock on a post-split basis (or $3.73 per share on a pre-split basis) (the "Cash Consideration") in lieu of the issuance of any resulting fractional shares of Common Stock to each shareholder whose ownership would include or consist of less than one share of the Company's Common Stock following such reverse stock split (the "Fractional Shareholders") (items (a) and (b) will be considered one transaction and is referred to herein as the "Reverse Stock Split"). The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Company's Proxy Statement (the "Proxy Statement") for the Company's Annual Meeting scheduled to be held on August __, 2002 (the "Annual Meeting"). A copy of the Proxy Statement is filed as an exhibit to this Schedule 13E-3 and is incorporated herein by reference in its entirety. The other purposes of the annual meeting are to elect five (5) members of the Board of Directors, to approve an amendment to the Company's Bylaws creating a classified board of directors consisting of three classes of directors with terms expiring, respectively, in 2002, 2003 and 2004 and each third year thereafter, to approve the selection of Diefenbach, Delio, Kearney & DeDionisio as the Company's independent certified public accountants, and to transact such other business as may properly come before the Annual Meeting.

The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet

The Summary Term Sheet required by Item 1 of this Schedule 13E-3 is contained in the Proxy Statement, which is the disclosure document to be provided to shareholders in connection with the Reverse Stock Split, under the caption "Summary of Terms of Reverse Stock Split."

Item 2. Subject Company Information

(a) Name and Address: The name of the Company is Control Chief Holdings, Inc. The complete mailing address of the Company's principal executive offices is P.O. Box 141, 200 Williams Street, Bradford, Pennsylvania, 16701. The Company's telephone number is (814) 368-4132.

(b) Securities: The number of shares of Common Stock outstanding as of March 31, 2002 was 986,837 shares.

(c) Trading Market and Price: The information required by this Item 2(c) is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Price Range of Common Stock and Dividend Policy."

(d) Dividends: The information required by this Item 2(d) is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Price Range of Common Stock and Dividend Policy."

(e) Prior Public Offering: The Company has not made an underwritten public offering of its securities during the past three years.

(f) Prior Stock Purchases: Since January 1, 2000, the Company has repurchased a total of 8,045 shares of Common Stock from individual shareholders in private transactions. The following chart shows, for each quarter during such period, the aggregate number of shares purchased, the range of prices paid and the average purchase price:

Quarter Ended	Number of Shares	High	Low	Average Price
March31,2000	31	$4.00	$4.00	$4.00
June 30, 2000	1,516	$4.63	$4.03	$4.61
September 30, 2000	1,249	$4.44	$4.25	$4.29
December 31, 2000	5,156	$4.00	$4.00	$4.00
March 31, 2001	---	---	---
June 30, 2001	---	---	---
September 30, 2001	93	$2.80	$2.80	$2.80
December 31, 2001	---	---	---
March 31, 2002	---	---	---

Item 3. Identity and Background of Filing Person
(a)	Name and Address: The filing person is the Company. The required information regarding the Company is set forth in Item 2(a) above.
(b)	Business and Background of Entities: Not applicable.
(c)	Business and Background of Natural Persons: Not applicable.

Item 4. Terms of the Transaction

(a) Material Terms:

(1) Tender Offers: Not applicable.

(2): Mergers or Similar Transactions: The following information is provided with respect to the Reverse Stock Split:

(i) Description of the Transaction: The information required by this Item 4(a)(2)(i) is incorporated by reference to the sections of the Proxy Statement under Proposal 3 captioned "Introduction" and "Purpose of the Reverse Stock Split."

(ii) Consideration Offered to Security Holders: The information required by this Item 4(a)(2)(ii) is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Introduction."

(iii) Reasons for Engaging in the Transaction: The information required by this Item 4(a)(2)(iii) is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Purpose of the Reverse Stock Split."

(iv) Vote Required for Approval of the Transaction: The affirmative vote of the holders of a majority of the votes represented and voting at the Annual Meeting is required to approve the Reverse Stock Split.

(v) Material Differences in Rights of Security Holders: The information required by this Item 4(a)(2)(v) is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Certain Effects of the Reverse Stock Split."

(vi) Accounting Treatment: The accounting effects of the Reserve Stock Split on the Company's balance sheet are discussed in the section of Proxy Statement under Proposal 3 captioned "Background and Reasons for the Reserve Stock Split," which is incorporated by reference into this Item 4(a)(vi). Further discussion of the accounting treatment of the Reverse Stock Split would not be material to shareholders and therefore is not included

(vii) Federal Income Tax Consequences of the Transaction: The information required by this Item 4(a)(2)(vii) is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Certain Federal Income Tax Consequences."

(b) Purchases: The information required by this Item is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Interests of Certain Persons in the Reverse Stock Split; Conflicts of Interest."

(c) Different Terms: The terms of the Reverse Stock Split will apply equally to all shareholders, although as a result of the Reverse Stock Split, shareholders holding fewer than 100 shares of Common Stock immediately prior to the Reverse Stock Split will cease to be shareholders of the Company.

(d) Appraisal Rights: There are no appraisal rights under New York law relating to the Reverse Stock Split.

(e) Provisions for Unaffiliated Security Holders: The Company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse Stock Split but will consider written requests from shareholders for particular information.

(f) Eligibility for Listing or Trading: Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions.

    The information required by this item is incorporated by reference to the section of the

    Proxy Statement captioned "Certain Relationships and Related Party Transactions."

    The information required by this item is incorporated by reference to the section of the

Proxy Statement captioned "Certain Relationships and Related Party Transactions."

(b) Significant Corporate Events: During the past two years there have been no negotiations, transactions or material contacts between the Company and its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors, or sale or other transfer of a material amount of the Company's assets. However, Douglas S. Bell, President and Chief Executive Officer and the principal shareholder of the Company, owns approximately 43% of the outstanding shares of Common Stock and, therefore, has the voting power to influence the shareholder vote as to the Reverse Stock Split and election of directors.

(c) Negotiations or Contracts: During the past two years there have been no negotiations or material contacts between the Company or any affiliate of the Company and any person not affiliated with the Company who would have a direct interest in such matters concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors, or sale or other transfer of a material amount of the Company's assets.

(d) Conflicts of Interest: Not applicable.

(e) Agreements Involving the Company's Securities: There are no agreements, arrangements, or understandings between the Company and any other person with respect to any of the Company's securities.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes: Not applicable.

(b) Use of Securities Acquired: The information required by this Item 6(b) is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Certain Effects of the Reverse Stock Split."

(c) Plans: The information required by this Item 6(c) is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Plans for the Company After the Reverse Stock Split."

Item 7. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction

The information required by this Item 7 is incorporated by reference to the sections of the Proxy Statement under Proposal 3 captioned "Purpose of the Reverse Stock Split" and "Certain Effects of the Reverse Stock Split."

Item 8. Fairness of the Transaction

The information required by this Item 8 is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Fairness of the Reverse Stock Split" and "Shareholder Approval."

Item 9. Reports, Opinions, Appraisals and Negotiations

In considering and approving the Reverse Stock Split and determining the fairness of the transaction to unaffiliated shareholders, the Special Committee received and relied in part upon the report of Hill, Barth & King, LLC ("HBK") as to the valuation of the Company and the Common Stock (the "Valuation Report"). The information required by this Item 9 relating to HBK and the Valuation Report, including a description of the Valuation Report, is set forth in the Proxy Statement under Proposal 3 under the captions "Background and Reasons for the Reserve Stock Split," "Fairness of the Reverse Stock Split" and "Availability of Information." A copy of the Valuation Report is attached hereto as Exhibit 3.

Item 10. Source and Amounts of Funds or other Consideration

The information required by this Item 10 is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Source and Amount of Funds for and Expenses of the Reverse Stock Split."

Item 11. Interest in Securities of the Subject Company

(a) Security Ownership: The information required by this Item 11 as to beneficial ownership of the Common Stock is incorporated by reference to the sections of the Proxy Statement captioned "Securities Owned by Management" and "Stock Options".

(b) Security Transactions: There have been no transactions by the Company or any executive officer, director or affiliate with respect to the Common Stock during the last 60 days.

Item 12. The Solicitation or Recommendation

The information required by this Item 12 is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Interests of Certain Persons in the Reverse Stock Split; Conflicts of Interest."

Item 13. Financial Statements

(a) Financial Information: The financial statements of the Company required by this Item 13 are incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, as amended by the Company's Form 10-KSB/A filed on April 30, 2002 amending such Annual Report (together, the "Form 10-KSB") which is included as Exhibit 2 to this Schedule 13E-3.

(b) Pro Forma Information: Not applicable as the inclusion of pro forma financial information disclosing the effects of the transaction on the Company's balance sheet, statement of income, earnings per share, ratio of earnings to charges, and book value per share is not material to shareholders.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations: The Company has not retained any agents for solicitation of recommendations in connection with the Reverse Stock Split. The Company will be using its corporate officers and directors in making recommendations and solicitations for the Reverse Stock Split.

(b) Employees and Corporate Assets: The Company will be using corporate funds and the services of its corporate officers to effect the Reverse Stock Split. The Company has retained the services of the law firm of Cohen & Grigsby, P.C. to assist the Company in the preparation of the documents related to the Reverse Stock Split.

Item 15. Additional Information

The information set forth in the Proxy Statement and the Form 10-KSB for the fiscal year ended December 31, 2001, as amended by Form 10-KSB included as Exhibits 1 and 2 hereto, respectively, is incorporated by reference in this Item 15.

Item 16. Exhibits

The following documents are being filed as exhibits to this Schedule 13E-3:
No.	Description
1.	Schedule 14A and Form of Proxy Statement
2.	Form 10-KSB for the fiscal year ended December 31, 2001, as amended by Form 10-KSB/A filed April 30, 2002
3.	Valuation Report of Hill, Barth & King, LLC dated April 29, 2002

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

CONTROL CHIEF HOLDINGS, INC.

By: /s/Douglas S. Bell
Name: Douglas S. Bell
Title: President and Chief Executive Officer

Dated: May 30, 2002

EXHIBIT INDEX

EXHIBIT	ITEM REFERENCE
1. Proxy Statement	1,2,4,6,7,8,9,10,11,12,15
2. Form 10-KSB for the fiscal year
ending December 31, 2001, as	13(a) and 15
amended by Form 10-KSB/A
filed April 30, 2002
3. Valuation Report of Hill,	9
Barth & King, LLC
dated April 29, 2002

EXHIBIT 1

to

SCHEDULE 13E-3 TRANSACTION STATEMENT

Proxy Statement

See attached.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e) (2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

CONTROL CHIEF HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

N/A

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ ] No fee required

[X] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies: Common stock, $0.50 par value

(2) Aggregate number of securities to which transaction applies: Up to 40,000

    Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): $3.73

(4) Proposed maximum aggregate value of transaction: $149,200.00

(5) Total fee paid: $29.84

[ ] Fee paid previously with preliminary materials.

[X] Check box if any part of the fee is offset as provided by Exchange Act

Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid: $29.84

2) Form, Schedule or Registration Statement No.: Schedule 13E-3

3) Filing Party: Control Chief Holdings, Inc.

4) Date Filed: June 4, 2002

**PRELIMINARY PROXY STATEMENT, SUBJECT TO AMENDMENT**

CONTROL CHIEF HOLDINGS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Bradford, Pennsylvania

August __, 2002

As a shareholder of Control Chief Holdings, Inc. (the "Company"), you are hereby given notice of and invited to attend in person or by proxy the Annual Meeting of Shareholders of the Company at the Company's Corporate Offices at 200 Williams Street, Bradford, Pennsylvania on August __, 2002, at 10:00 A.M. (local time) for the following purposes:

(1) Approve an amendment to the Company's Bylaws classifying the Board of Directors into three classes;

(2) To elect five directors;

(3) To approve and adopt a Certificate of Amendment to the Company's Certificate of Incorporation (the "Certificate of Amendment") providing for (a) a one-for 100 reverse stock split of the Company's Common Stock, par value $.50 per share (the "Common Stock"), and (b) a cash payment of $373 per share of Common Stock on a post-split basis (or $3.73 per share on a pre-split basis) (the "Cash Consideration") in lieu of the issuance of any resulting fractional shares of Common Stock to any shareholders who, after the reverse stock split, own a fractional share of Common Stock (items (a) and (b) will be considered one proposal and referred to herein as the "Reverse Stock Split");

(4) To approve the selection of Diefenbach, Delio, Kearney & DeDionisio as the Company's independent certified public accountants; and

(5) To transact such other business as may properly come before the Annual Meeting.

The text of the proposed Certificate of Amendment is set forth in Exhibit A to the accompanying Proxy Statement. If the proposed Reverse Stock Split is approved, the shareholders of the Company who own less than one (1) share of Common Stock after giving effect to the Reverse Stock Split will cease to be shareholders of the Company or to have any equity interest in the Company. Such shareholders will receive the Cash Consideration for each fractional share of Common Stock of which they are the owners.

Your Board of Directors believes that the proposed Reverse Stock Split is in the best interests of the Company and its shareholders. In arriving at its decision to recommend the proposed Reverse Stock Split, the Board of Directors and the independent Special Committee of the Board of Directors carefully reviewed and considered the terms and conditions of the proposed Reverse Stock Split and the factors described in the enclosed Proxy Statement.

Approval of the Certificate of Amendment requires the affirmative vote of the holders of a majority of the Company's issued and outstanding shares of Common Stock, represented and voting at the Annual Meeting.

UPON CONSUMMATION OF THE PROPOSED REVERSE STOCK SPLIT, THE COMPANY WILL TERMINATE THE REGISTRATION OF THE COMPANY'S COMMON STOCK UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THE LISTING OF THE COMMON STOCK ON THE NASDAQ SMALL-CAP MARKET, AND WILL NO LONGER FILE REPORTS WITH THE SECURITIES AND EXCHANGE COMMISSION.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Board of Directors has fixed the close of business on June 13, 2002 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournment(s) thereof. Only shareholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors

/s/Douglas S. Bell
Douglas S. Bell
Chairman

Whether or not you expect to attend the Annual Meeting, and no matter how many shares you owned on the Record Date, your vote is important.

PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY PROMPTLY.

CONTROL CHIEF HOLDINGS, INC.

200 Williams St., Bradford, Pennsylvania 16701

PROXY STATEMENT

Solicitation of Proxy

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Control Chief Holdings, Inc. (the "Company") of proxies for use at the Annual Meeting of Shareholders to be held at the Company's Corporate Offices at 200 Williams Street, Bradford, Pennsylvania on August __, 2002, at 10:00 a.m. EDT and any adjournments thereof. The matters to be considered and acted upon at such meeting are referred to in the accompanying Notice of Annual Meeting and are more fully discussed herein.

The record date for the determination of shareholders entitled to vote at the meeting is the close of business on June 13, 2002. On that date, 986,837 shares of the Company's Common Stock, par value $.50 per share (the "Common Stock"), were outstanding. Each share of Common Stock entitles the holder thereof to one (1) vote.

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding Common Stock constitutes a quorum for the Annual Meeting and for acting on the matters specified in the Notice.

Shares represented by proxies will be voted in accordance with the specifications made on the proxy card by the shareholder. Any proxy not specifying to the contrary will be voted FOR all proposals.

This Proxy Statement and the form of proxy are being mailed to shareholders on or about June __, 2002.

Revocation of Proxy

A proxy may be revoked by a shareholder at any time prior to its use by filing with the Company a duly executed proxy bearing a later date or by giving written notice of such revocation to the Secretary of the Company. A proxy is also subject to revocation if the person executing the proxy is present at the meeting and chooses to vote in person.

Annual Report

The combined annual report and Form 10-KSB of the Company for the year ended December 31, 2001, as amended by Amendment No. 1 thereto filed on April 30, 2002, is enclosed with this Proxy Statement.

Summary of Terms of Reverse Stock Split

The following is a summary of the terms of the Reverse Stock Split referred to in the Notice of Annual Meeting and described in more detail in this Proxy Statement:

    The Board of Directors of the Company has approved, and recommended that the shareholders approve, a 1:100 reverse split of the Common Stock. Each 100 shares of Common Stock outstanding immediately prior to the completion of the Reverse Stock Split will be automatically converted into one (1) share of Common Stock.
    The Company will require that each resulting fractional share of Common Stock, that is, each share representing less than one (1) full share of Common Stock ("Fractional Share"), be exchanged by the holder of such Fractional Share for a cash payment equal to $373 per share of Common Stock on a post-split basis, or $3.73 per share on a pre-split basis (the "Cash Consideration").
    As a result of the Reverse Stock Split, persons who hold fewer than 100 shares of Common Stock immediately prior to the Reverse Stock Split will have their entire equity interest in the Company repurchased as a result of the Reverse Stock Split and will no longer be shareholders of the Company.

Special Factors Relating to the Reverse Stock Split

A detailed description of the Reverse Stock Split, the reasons for the Reverse Stock Split and the reasons for the determination by the Board of Directors and the independent Special Committee of the Board that the Reverse Stock Split is fair to the Company and its shareholders is contained in this Proxy Statement under "Proposal 3 - Amendments to Certificate of Incorporation For Reverse Stock Split", beginning on page 11 of this Proxy Statement, under the captions "Purpose of the Reverse Stock Split," "Background and Reasons for the Reverse Stock Split" and "Fairness of the Reverse Stock Split".

Corporate Governance

Prior to February 18, 2002, the Board of Directors of the Company consisted of six members, with one seat on the Board being vacant following the death of Michael A. Zurat in January 2002. On February 18, 2002, the Board of Directors adopted an amendment to Article V, Section 1 of the Company's Bylaws, as permitted by the Bylaws, to restate the first sentence of such Section, which fixes the number of directors, to read as follows: "The number of directors shall be not less than five (5) nor more than seven (7), with the number of directors to be fixed by resolution of the board of directors from time to time." The Board of Directors, by resolution adopted on February 18, 2002, fixed the number of directors of the Company at five.

Accordingly, at the Annual Meeting, five persons are to be elected as directors of the Company. If the amendment to the Company's Bylaws described below under Proposal No. 1, "Amendment to Bylaws Creating Classified Board," is adopted by the shareholders, two (2) directors will be designated Class I Directors and will be elected to serve until the 2003 Annual Meeting of Shareholders or until their successors shall have been duly elected and qualified, one (1) director will be designated a Class II Director and will be elected to serve a two-year term ending on the date of the 2004 Annual Meeting of Shareholders or until his successor shall have been duly elected and qualified, and two (2) directors will be designated Class III Directors and will be elected to serve a three-year term ending on the date of the 2005 Annual Meeting of Shareholders or until their successors shall have been duly elected and qualified. It is intended that the persons named in the proxies will vote for the election of the five directors named below under "Proposal No. 2 Election of Directors", unless a shareholder giving a proxy withholds authority to vote for one or more of them. If any nominee is unable to serve, or for good cause declines to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board of Directors may recommend.

During the year ended December 31, 2001, the Board of Directors of the Company met four times. Each director, with the exception of C. Lawrence Shields and Michael A. Zurat, attended 100% of the aggregate of (a) the total number of meetings of the Board of Directors held during the year for which he served as a director and (b) the total number of meetings held by all committees of the Board of Directors on which he served. C. Lawrence Shields was not in attendance at two of the meetings, and Michael A. Zurat was absent from one meeting of the Board of Directors.

Committees of the Board of Directors

Because of matters requiring Board consideration throughout the year, the Board of Directors has established an Executive Committee and an Audit Committee to devote attention to specific subjects, as further described below.

During the intervals between meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board (except those powers specifically reserved by New York law to the full Board of Directors) in the management and direction of the business and conduct of the affairs of the Company in all cases in which specific directions have not been given by the Board of Directors. During 2001, the Executive Committee consisted of Douglas S. Bell, Craig A. Hartburg, and Michael A. Zurat. The Executive Committee met once during the year ended December 31, 2001.

The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls and the professional services furnished by the independent auditors to the Company. The Audit Committee, which was comprised of Craig A. Hartburg, David I. Cohen, and Mark A. George, held two meetings during the year ended December 31, 2001. All members of the Audit Committee were independent directors (as defined in applicable NASD rules).

Report of the Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to the external reporting process and the adequacy of the Company's internal controls. Specific responsibilities of the Audit Committee are set forth in the Audit Committee Charter adopted by the Board.

The Audit Committee is comprised of three members of the Board, each of whom meets the standards of independence adopted by The Nasdaq Stock Market, Inc. The Audit Committee recommends to the Board the appointment of the Company's independent certified public accountants. Management has the primary responsibility for the Company's financial statements and the reporting process. Diefenbach, Delio, Kearney & DeDionisio ("DDKD"), the Company's independent certified public accountants, is responsible for expressing an opinion on the conformity of the Company's audited financial statements to accounting principles generally accepted in the United States.

In this context, the Audit Committee has reviewed and discussed with management and DDKD the audited financial statements of the Company for the year ended December 31, 2001. The Audit Committee has discussed with DDKD the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications). In addition, the Audit Committee has received from DDKD the written disclosures required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and discussed with DDKD their independence from the Company. The audit committee also has considered whether the provision of non-audit services to the Company is compatible with DDKD's independence. The Audit Committee has satisfied itself as to the independence of DDKD.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001 to be filed with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company's independent auditors.

Submitted by the Audit Committee of the Board:

Craig A. Hartburg, Chairman

David I. Cohen

Mark A. George

Compensation of Directors

Non-employee directors of the Company receive compensation of $250 for each regular or committee meeting attended. Employee directors are not paid any fees or additional compensation for service as members of the Board or any of its committees. All directors are reimbursed for expenses incurred in attending Board and committee meetings.

Proposal No. 1

Amendment to Bylaws Creating Classified Board

The Bylaws of the Company provide that the number of directors (which is to be not less than five nor more than seven) is to be determined from time to time by resolution of the Board. The Board is currently comprised of five persons.

Section 1 of Article V of the Company's Bylaws currently provides that each director elected at any annual meeting of shareholders "shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified." On May 7, 2002, the Board of Directors approved an amendment to Section 1 of Article V providing that the directors of the Company shall be divided into three classes, with each class to be as nearly equal in number as reasonably possible, each of whose members serve for a staggered three-year term. The Board would be comprised of two Class I Directors, one Class II Director and two Class III Directors. The initial term of the Class I directors being elected at the Annual Meeting will expire on the date of the 2003 Annual Meeting, the initial term of the Class III director being elected at the Annual Meeting will expire on the date of the 2005 Annual Meeting. At each subsequent Annual Meeting of Shareholders, the appropriate number of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. A director of any class who is elected to fill a vacancy resulting from an increase in the number of directors would hold office for the remaining term of the class to which he is elected and a director who is elected to fill a vacancy arising in any other manner would hold office for the remaining term of his predecessor.

The Board of Directors believe that the creation of a classified Board would serve the best interests of the Company and its shareholders by enhance continuity in the governance of the Company, since no more than two of the directors would stand for election and thereby be subject to being replaced in any year. Management believes that enhancing the Company's ability to retain qualified persons to serve on the Board will have a positive impact on the future growth of the business. Having a classified Board also would make it more difficult for a person seeking to acquire control of the Company to do so since fewer than a majority of the directors will be subject to reelection at any Annual Meeting.

A copy of the proposed amendment to the Bylaws is attached to this Proxy Statement as Exhibit A. The affirmative vote of a majority of the votes cast in person or by proxy is required for approval of the amendment to the Company's Bylaws.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE amendment to the Company's Bylaws CREATING A CLASSIFIED BOARD OF DIRECTORS.

Proposal No. 2

Election of Directors

The Board nominated all of the current directors for re-election at the Annual Meeting. If the amendment to the Bylaws described in Proposal No. 1 above is approved by the Shareholders, each director elected will serve until the 2002 Annual Meeting of Stockholders (in the case of Class I Directors), 2003 Annual Meeting of Stockholders (in the case of Class II Directors), or 2004 Annual Meeting of Stockholders (in the case of Class III Directors) when his or her successor has been elected and qualified, or until the director's earlier resignation or removal. All nominees have indicated their willingness to accept election, and management has no reason to believe that any of the nominees named below will be unable or unwilling to serve. The proxies will not be used for a greater number of persons than the number so named. Under New York law, the affirmative vote of the holders of a plurality of the votes cast at the Annual Meeting is required to elect a nominee as a Director. Set forth below are each nominee's name, current principal occupation (which has continued for at least five years unless otherwise indicated) and certain other biographical information.

Class I Directors (terms expire 2003):

Douglas S. Bell (age 52) has been a Director of the Company since 1988. Since November 1994 he has been Chairman of the Board of Directors and President and Chief Executive Officer of the Company. In November 2001, he was appointed the Company Treasurer. Mr. Bell has held various positions and served as a Director of the Company's wholly owned subsidiary, Control Chief Corporation. Mr. Bell is a graduate of Clarion University of Pennsylvania and is the son-in-law of Mr. C. Lawrence Shields, a Director of the Company.

Mark A. George (age 49) has been a Director of the Company since May 2001. Since 1998 he has been Vice President of Sales and Marketing for Cutco International, Inc., an Olean, NY based subsidiary of Alcas Corporation. He is also a Director of Cutco Korea and Cutco Australia, international branch operations. From 1995 to 1998 he was the Sales Director for International Sales for Cutco. Mr. George graduated from the University of Pittsburgh with a Bachelor's degree in political science with an Asian concentration.

Class II Director (term expires 2004):

C. Lawrence Shields (age 75) has been a Director of the Company since 1983. He was Chairman of the Board of Directors from 1986 to 1994. In 1971, Mr. Shields founded Control Chief Corporation and served as President and Director until May 1990. Mr. Shields is the father-in-law of Mr. Douglas S. Bell, Chairman and a Director of the Company.

Class III Directors (terms expire 2005):

David I. Cohen (age 50) has been a Director of the Company since May 2001. He has been a Director/Partner in the law firm of Cohen & Grigsby, P.C. since 1999. Prior to joining Cohen & Grigsby, P.C., from 1995 to 1999, Mr. Cohen was a partner at Titus & McConomy. Mr. Cohen graduated from West Virginia University with a BSBA degree in accounting and his JD from the University of Pittsburgh in 1976. Mr. Cohen is a member of the Pennsylvania and Florida Bar Associations.

Craig A. Hartburg (age 45) has been a Director of the Company since October 1999. Since 1995 he has been President of Servco Services, Inc., a Bradford, PA based Company. Mr. Hartburg is a graduate of the University of Pittsburgh with a BA degree in economics and political science.

The Board recommends a vote FOR the approval of the slate of nominees as presented.

Securities Owned By Management

The following table provides information regarding beneficial ownership of the Company's Common Stock as of April 30, 2002 by each director and nominee, the Company's Chief Executive Officer and all executive officers and directors as a group. No other current executive officer received annual aggregate remuneration during 2001 in excess of $100,000. All persons listed below have sole voting and investment power with respect to their common stock unless otherwise indicated.

			Total
	Shares of	Common	Beneficial
	Common	Stock	Ownership of	Percentage of
	Stock	Options	Common Stock	Common Stock
Beneficial Owner	Owned	Owned	Outstanding	Outstanding
Douglas S. Bell (1) (2) (3)	427,050	1,250	428,300	43.40%
David I. Cohen (4)	-	375	375	0.04%
Mark A. George (4)	-	375	375	0.04%
Craig A. Hartburg (5)	156	750	906	0.09%
C. Lawrence Shields	625	-	625	0.06%
All Officers, Directors and
Nominees as a Group
(5 persons)	427,831	2,750	430,581	43.63%

  Includes 421,894 shares held with spouse as joint tenants with rights of survivorship.
  Includes 5,156 shares of common stock held by Mr. Bell as trustee for custodial account for his minor child.
  Includes 1,250 shares of common stock subject to acquisition by exercise of outstanding options granted in 1997.
  Includes 375 shares of common stock subject to acquisition by exercise of outstanding options granted in 2001.
  Includes 750 shares of common stock subject to acquisition by exercise of outstanding options.

Executive Officers

The executive officers of the Company are set forth below. All executive officers are elected at the annual meeting or interim meetings of the Board of Directors. No arrangements or understanding exists between any executive officer and any other person pursuant to which he was elected as an executive officer.

Douglas S. Bell (age 52) has been a Director of the Company since 1988; Chairman of the Board, President, Chief Executive Officer, and Treasurer of the Company; Director and executive officer with Control Chief Corporation.

David I. Cohen (age 50) has been a Director and the Secretary of the Company since May 2001.

Executive Compensation

The following table sets forth the compensation paid to the Company's Chief Executive Officer and each other executive officer whose total annual salary and bonus for 2001 exceeded $100,000 (the "Named Executive Officers") for services rendered to the Company and its subsidiary during the periods indicated.

Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
				Other	Restricted	Securities
				Annual	Stock	Underlying	LTIP	All Other
Name and		Salary	Bonus	Compensation	Awards	Options/	Payouts	Compensation
Principal Position	Year	($)	($)	($)	($)	SARs (#)	($)	($)(1, 2)

Douglas S. Bell	2001	227,145	20,000	0	0	0	0	8,056
Chairman, CEO	2000	227,974	50,000	0	0	0	0	3,680
and Treasurer	1999	206,862	0	0	0	0	0	2,610

Michael A. Zurat	2001	101,327	20,000	0	0	0	0	3,629
Executive Vice-	2000	100,408	10,000	0	0	0	0	2,250
President	1999	88,695	21,500	0	0	0	0	738
(deceased 1-27-02)

  Includes the following employer contributions made for the employee under the nondiscriminatory 401(k) feature of the Company's Profit Sharing Plan for 2001: Mr. Bell - $5,279; Mr. Zurat - $3,000.
  Includes the following amounts representing life insurance premiums paid by the Company on behalf of the employee for 2001, as follows: Mr. Bell - $2,777; Mr. Zurat - $629.

Stock Options

2001 Option Grants. The following table shows information regarding grants of stock options in 2001 to the Named Executive Officers.

Number of
	Securities	Percent of Total
	Underlying	Options/SARs
	Options/SARs	Granted to	Exercise or
	Granted	Employees in	Base Price	Expiration
Name	#	Fiscal Year	($/Share)	Date
Douglas S. Bell	None	N/A	N/A	N/A
Michael A. Zurat	None	N/A	N/A	N/A

Option Exercise Table. The following table shows, for each Named Executive Officer, information regarding the value of options exercised during 2001 and certain information about unexercised options at year-end.

Number of Securities
			Underlying Unexercised		Value of Unexercised
	Options Exercised		Options on		In-the-Money Options on
	During 2001		December 31, 2001		December 31, 2001 ($)(1)
	Shares	Value
	Acquired On	Realized
Name	Exercise	($)(2)	Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas S. Bell	0	0	1,250	0	0	0
Michael A. Zurat	0	0	0	0	0	0

  Value represents the difference between the exercise price and the market value of Common Stock of $2.35 on December 31, 2001. An option is "in-the-money" if the market price of Common Stock exceeds the exercise price.
  Value represents fair market value at exercise minus the exercise price.

Employment Agreement

Mr. Douglas S. Bell and the Company entered into a ten-year employment agreement, pursuant to which Mr. Bell serves as Chief Executive Officer and President of the Company. Mr. Bell currently receives an annual base salary of $225,000. In addition, Mr. Bell may receive performance-based annual increases and/or bonuses. Mr. Bell is also entitled to employee benefits generally made available to other officers of the Company. The term of the employment agreement commenced as of June 1, 1999 and continues through May 31, 2009, unless it is terminated early as defined in the agreement due to the death or disability of Mr. Bell, by the Company for "cause", or the sale of all or substantially all of the assets of the Company. In the event of such termination, the Company has no further liability to Mr. Bell, other than for earned but unpaid compensation.

Certain Relationships and Related Party Transactions

The Company leases from C. Lawrence Shields and Dorothy V. Shields its 20,000 square foot office building and approximately 2.5 acres of land located at 200 Williams Street, Bradford, PA. This lease agreement expires in July 2002 and is renewable at the then fair rental value for a five-year period. During the year ended December 31, 2001, the Company paid $80,000 in rental fees and $17,835 in real estate taxes. Mr. C. Lawrence Shields is a Director of the Company.

Cohen & Grigsby, P.C. performed legal services for the Company during the year ended December 31, 2001. This law firm is expected to continue to perform such services during the current year. David I. Cohen, a Director of the Company, is a partner in this law firm. The total payments made by the Company to this law firm for legal services were $34,489 for the year ended December 31, 2001.

Servco Services, Inc. performed cleaning services for the Company's office and manufacturing facility during the year ended December 31, 2001 and is expected to continue to perform such services during the current year. Craig A. Hartburg, a Director of the Company, is the President of Servco Services, Inc. The total payments made by the Company to Servco Services, Inc. for cleaning services were $25,648 for the year ended December 31, 2001.

Principal Holders of Common Stock

Set forth below is information as of April 30, 2002, concerning ownership of shares of the Company's Common Stock by all persons known by the Company to own beneficially more than 5% of the Company's Common Stock. All persons listed below have sole voting and investment power with respect to their common stock unless otherwise indicated.

Name and Address	Amount and Nature of	Percentage
Of Beneficial Owner	Beneficial Ownership	of Class
Douglas S. and Janine M. Bell
101 Russell Boulevard
Bradford, PA 16701 (1)	428,300	43.14%

(1) Includes 421,894 shares which they hold as joint tenants with rights of survivorship and 5,156 shares of common stock held by Mr. Bell as trustee for custodial account for his minor child.

Proposal No. 3

Amendments To Certificate Of Incorporation For Reverse Stock Split

Introduction

The Board of Directors of the Company has unanimously adopted a resolution approving a Certificate of Amendment to the Company's Certificate of Incorporation (the "Certificate of Amendment") providing for (a) a one-for-100 reverse stock split of the Company's Common Stock and (b) a cash payment of $373 per share of common stock on a post-split basis, or $3.73 per share on a pre-split basis (the "Cash Consideration"), in lieu of the issuance of any resulting fractional shares of Common Stock to any shareholders who, after the Reverse Stock Split, own a fractional share of Common Stock. The steps described in clauses (a) and (b) are referred to together as the "Reverse Stock Split."

Purpose of the Reverse Stock Split

The principal purpose of the Reverse Stock Split is to enable the Company to terminate its status as a reporting company, and thereby eliminate the significant expenses associated with being a reporting company, in a manner that is fair both to the Company and its shareholders. Since 1987, the Company has been subject to the annual and periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the registration of the Common Stock under the Exchange Act. The Company expects that upon completion of the Reverse Stock Split, the Common Stock will be held by approximately 228 holders of record, and that the Company therefore will be entitled to terminate the Exchange Act registration of the Common Stock and cease to be subject to the filing and reporting requirements of the Exchange Act.

By terminating its status as a reporting company, the Company will avoid the substantial direct and indirect costs associated with compliance with these filing and reporting requirements and maintaining its Nasdaq listing. The Company estimates that it incurs direct costs of approximately $90,000 annually, including Nasdaq listing fees, legal, auditing and printing fees, the cost of preparing annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, reports and schedules required to be filed by the Company's officers and directors and proxy solicitation materials that comply with Exchange Act requirements. The Company also incurs indirect costs in that its management must devote substantial time and attention to the preparation and review of these filings, the furnishing of information to shareholders, and to other shareholder matters. Since the Company has relatively few executive personnel, the effect of this indirect cost can be substantial.

The Board of Directors of the Company believes that these expenses outweigh the principal benefits of being a reporting company, namely, affording the Company with access to public markets for issuance of its equity securities and providing shareholders with an organized trading market on which to buy or sell shares of Common Stock. The Company has no present intention to raise capital through sales of securities in a public offering or to acquire other business entities using liquid Common Stock as the consideration for such acquisitions. Accordingly, the Company is not likely to make use of this benefit to being a reporting company.

Moreover, although the Common Stock is listed on the Nasdaq Small-Cap Market, the trading market for the Common Stock has been limited over the past several years. During the period from January 1, 1999 to March 31, 2002, the maximum daily trading volume of the Common Stock on the Nasdaq Small-Cap Market was 25,000 shares, with average weekly trading volumes of 2,637, 4,790, 1,148 and 3,308, for 1999, 2000, 2001 and the first quarter of 2002, respectively. Given this limited trading volume, the Company believes that its shareholders do not derive any significant benefit from the listing of the Common Stock on Nasdaq.

The Company presently has approximately 648 shareholders of record. Of the record shareholders, approximately 460 own fewer than 100 shares. In the aggregate, the shares held by such record holders comprise approximately 1.8% of the outstanding voting securities. Such shareholders in particular currently have only limited opportunities to realize any value for their shares since a sale of their shares in the public markets would ordinarily involve disproportionately high brokerage commissions.

In addition, many of the Company's direct competitors are privately held companies. The Company believes that it suffers a competitive disadvantage because it is required to disclose to the public certain information that these competitors are not required to disclose.

For those reasons, the Board has concluded that termination of the Company's status as a reporting company and a publicly traded company is in the best interests of the Company and its shareholders. The Board also has determined, after considering the foregoing factors, that the Reverse Stock Split is the most expeditious and economical way of achieving that purpose.

If the Reverse Stock Split is effected, shareholders owning fewer than 100 shares of Common Stock will no longer have any equity interest in the Company and will not participate in any future earnings of the Company or any increases in the value of the Company's assets or operations. Further, the approximately 228 shareholders of records who will continue to have an equity interest in the Company after the Reverse Stock Split will own a security the liquidity of which will be restricted.

Background and Reasons for the Reverse Stock Split

The Board of Directors met in person or by telephone on several occasions during 2001 and early 2002, including meetings on August 27, 2001, November 16, 2001, and February 18, 2002, to discuss whether to take the Company private and the Company's alternatives for doing so. At its August 27, 2001 meeting, the Board considered various alternatives to remaining a public company and requested the Company's outside counsel to review possible alternatives. A proposal to convert the Company to private ownership was first considered and voted on by the Board of Directors at its Board meeting on November 16, 2001, in which all of the Company's directors participated.

The principal factor cited by the Board of Directors in making the determination to become a private company was the desire to eliminate the substantial costs of remaining a public company as described above under "Purpose of the Reverse Stock Split". The Company estimates that it currently expends approximately $90,000 per year to comply with its Exchange Act reporting and compliance requirements and to maintain the listing of the Common Stock on Nasdaq. Management believes that the elimination of such expenses would increase the amount of cash available to the Company to grow its business, which would provide long-term value to shareholders.

These costs, in the judgment of the Board, outweigh the limited benefits of the Company and its shareholders of being a reporting company and maintaining its Nasdaq listing:

  Neither the Company nor its shareholders derive any material benefit from the continued registration of the Company's Common Stock under the Exchange Act. The Company's stock performance in recent years suggests that it is unlikely that shareholders will realize any meaningful appreciation in the value of the Company's shares of Common Stock and therefore the Company will not be able to benefit from having access to the public markets for capital. Moreover, the Company's current plans do not contemplate any attempt to raise capital through a public offering of its equity securities.
  Although the Common Stock has been listed on the Nasdaq Small Cap Market since 1987, trading in the Common Stock has historically been limited and sporadic in recent years. As noted above, since January 1, 1999 the average weekly trading volume of the Common Stock has not exceeded 4,790 shares, nor has the daily volume of trading exceeded 25,000 shares. The Board concluded that given the low level of market interest in the Common Stock, maintaining the Company's Nasdaq listing is not of significant benefit to shareholders.
  A significant number of the Company's shareholders hold less than 100 shares. Of the approximately 648 shareholders of record, approximately 460 own fewer than 100 shares of Common Stock. Thus, even if a more active trading market developed for the Common Stock, holders of fewer than 100 shares would nonetheless have limited opportunities to realize any value for their shares since the sale of their shares would ordinarily involve disproportionately high brokerage commissions.

Having concluded that taking the Company private is in the best interests of the Company, the Board discussed various methods for accomplishing this goal at its November 16, 2001 meeting. From a procedural point of view, the Board concluded that a reverse stock split would provide an opportunity for shareholders owning fewer than 100 shares to receive fair value for their shares without incurring any brokerage costs. The Board determined that the other possible methods of going private, including privately negotiated or open market purchases by the Company or commencement of an issuer tender offer, were less attractive alternatives. There would be no assurance that such transactions would result, within a reasonable period of time, in enough shareholders tendering their shares to reduce the number of shareholders to a number that would enable the Company to deregister (300 or fewer).

Further, the Board was concerned that commencement of an issuer tender offer by the Company might result in the Company becoming obligated to repurchase significantly more shares than it will repurchase in the Revenue Stock Split in order to achieve the purpose of the going private transaction (to reduce the number of shareholders). The higher cost of such repurchases would have to be financed by borrowings or means other than the Company's available cash resources, thus preventing such cash resources from being used to promote the growth of the Company's business. The Board also determined that the legal and other transaction costs to implement such an alternative would be substantially greater than the costs to implement the Reverse Stock Split. As a result, the Board directed management to continue to explore, in consultation with the Company's outside legal counsel, a reverse stock split followed by repurchase of fractional shares.

At the February 18, 2002 Board of Directors meeting, the Board of Directors again reviewed the factors described above and reaffirmed its decision to proceed with the Reverse Stock Split. The Board created a special committee of the Board of Directors (the "Special Committee") consisting of Craig A. Hartburg, Mark A. George and David I. Cohen, each of whom is an outside director of the Company. The Special Committee commissioned Hill, Barth & King, LLC ("HBK") to conduct an independent valuation of the Common Stock to determine the fair value of the Common Stock for purposes of the Reverse Stock Split. HBK was selected based on its over 20 years of experience in preparing company valuations. In particular, Joseph J. Evans, the appraiser assigned by HBK to perform the valuation of the Company, has over 7 years experience in performing valuations and is certified by the American Institute of Certified Public Accountants (Accredited in Business Valuation) and the National Association of Certified Valuation Analysts (Certified Valuation Analyst). HBK was selected based on its reputation and the prior experience of the Company's outside legal counsel with regard to HBK's performance. There are no material business, personal or other relationships between HBK or any of its officers or directors and the Company or its officers, directors or affiliates.

The Special Committee approved the appointment of HBK in March 2002. On May 7, 2002, the Special Committee met to review and consider the report of HBK dated April 29, 2002 with respect to the valuation of the Company and the Common Stock as of December 31, 2001 (the "Valuation Report"). The Valuation Report set forth HBK's estimate of the fair market value per share of the Common stock as equal to $3.73 (on a pre-split basis). Mr. Evans represented HBK at the Special Committee meeting to respond to questions and to discuss the Valuation Report and the factors cited in the Valuation Report in connection with the assessment of fair value. Following review of the Valuation Report, the Special Committee, for the reasons described below under "Fairness of the Reverse Stock Split", approved the Cash Consideration and recommended that the Board approve the Reverse Stock Split.

Subsequently, at a Board meeting on May 7, 2002, the terms of the specific proposal for a Reverse Stock Split as approved by the Special Committee were outlined. It was proposed that the Board of Directors approve a Certificate of Amendment to the Company's Certificate of Incorporation providing for the one for 100 Reverse Stock Split of the Company's Common Stock and that such Certificate of Amendment be placed on the agenda for consideration of the shareholders at the Company's Annual Meeting. If the shareholders approves this proposal, then every 100 shares of Common Stock would automatically be converted into one share of Common Stock; no fractional shares of Common Stock would be issued in the Reverse Stock Split and consequently any shareholder whose ownership would include or consist of less than one share of Common Stock (the "Fractional Shareholders") would instead receive cash in an amount equal to the Cash Consideration in lieu of the issuance of one share of Common Stock. Upon the effectiveness of the Reserve Stock Split, the Fractional Shareholders whose ownership prior to the Reverse Stock Split constituted less than 100 shares of Common Stock would no longer have any continuing interest as shareholders in the Company. Pursuant to Section 15(d) of the Exchange Act, the Company's obligation to file reports would be suspended and the Exchange Act registration of the Common Stock would be eligible for termination under Section 12(g)(4) of the Exchange Act.

The Company's Certificate of Incorporation would be amended following approval of the Reverse Stock Split to reflect the consummation of the Reverse Stock Split. The number of authorized shares of Common Stock would remain at 5,000,000 and the par value per share of Common Stock would remain unchanged at $0.50.

Fairness of the Reverse Stock Split

The Cash Consideration being offered by the Company for fractional share interests was determined based on a number of factors, including the Valuation Report prepared by HBK and the factors cited in the Valuation Report. The Cash Consideration offered by the Company for the Fractional Shares was not determined in arm's length negotiations and therefore does not necessarily reflect the actual market value of the Common Stock.

The Special Committee concluded, and the Board concurred in the Special Committee's conclusion, that the Reverse Stock Split is fair to the shareholders from both a financial and procedural point of view. The conclusion that the Cash Consideration represents fair value to the shareholders is based in part on the Valuation Report, which relied on a number of factors, including the following:

    general economic conditions as of the valuation date;
    conditions, trends and opportunities within the Company's industry (and industries upon which it is dependent);
    the book value of the Common Stock and the financial condition of the business;
    the Company's earning and dividend-paying capacity;
    the absence of goodwill or other intangible value;
    the recent trading history of the Common Stock on Nasdaq (although this factor was not given any weight since the fair value of the Common Stock was assessed on a control basis); and
    internal factors about the Company (such as market value of assets, earnings and net cash flow).

The Valuation Report, in analyzing these factors, estimated the fair value of the Common Stock using two primary approaches: (1) an income-based approach taking into account estimated future net cash flow, the timing of expected cash flows and the uncertainty to the equity holders of receiving such future cash flows; and (2) an asset-based approach taking into account factors relating to the market value of the Company's assets on a control basis, that is, looking at the realizable value of the Company's assets viewed on a control basis without regard to adjustments to control value such as minority discount or lack of marketability discount. The Valuation Report, in concluding that the fair value of the Common Stock was equal to $3.73 per share as of December 31, 2001, concluded that the estimated fair value derived from the asset-based approach was more appropriate in estimating the fair value of the Company than an estimate based on the income-based approach primarily because it reflected a higher level of value that was based on a control level of value. The Valuation Report also estimated fair value using a market approach based on recent transactions in the Common Stock on Nasdaq, but concluded that such estimate should not be accorded any weight due to the limited amount of trading activity in the market as well as the fact that the market value does not assess fair value on a control basis.

The Special Committee and the Board of Directors considered that the book value of the Company's net assets and the historical and current market prices for the shares of the Common Stock were not necessarily realistic and reliable indications of the fair market value of the Company's shares of Common Stock for purposes of their determination of the amount of the proposed Cash Consideration. The Special Committee and the Board concurred in HBK's analysis of the fairness of the Cash Consideration to the Fractional Shareholders and further concluded that there had been no material changes in the Company's financial position since December 31, 2001 that would justify increasing or decreasing the proposed Cash Consideration.

The Special Committee and the Board of Directors further concluded that, given the lack of a meaningful market for the Common Stock, the Reverse Stock Split afforded smaller shareholders a unique opportunity to receive fair value for their shares. In addition, the Reverse Stock Split constitutes the most expeditious, efficient, cost effective and fairest method to convert the Company from a reporting company to a privately held non-reporting company in comparison to other alternatives considered by the Company.

In their consideration of the proposed Reverse Stock Split, the Special Committee and the Board also considered the fairness of the transaction from a procedural point of view. The Special Committee and the Board considered a number of potential detriments of becoming a private company and/or the Reverse Stock Split methodology considered by the Board, including the following:

  If the Reverse Stock Split is approved, approximately 460 shareholders, owning in the aggregate 18,318 shares of Common Stock, would cease to be shareholders of the Company and thereby will not participate in any future savings realized as a result of the Company becoming a private company.
  If the Reverse Stock Split is approved, Douglas Bell, CEO and President of the Company, will beneficially own approximately 45% of the outstanding shares of Common Stock following the Reverse Stock Split. Nearly all of the other remaining shareholders (approximately 227) will continue as minority shareholders and consequently likely will not, either singly or by aggregating their shares, be able to elect any members of the Company's Board of Directors. The ability of such other shareholders to affect decisions regarding the Company's management and policies, including but not limited to compensation policy, dividend policy, merger and/or acquisition strategies, and sale of the Company and/or its assets, would continue to be limited.
  If the Reverse Stock Split is approved, the Company will elect to become a private company and terminate the registration of its shares of Common Stock under the Exchange Act. The Company will cease to be listed on Nasdaq or any other exchange or trading market. Consequently, management believes that the ability of post-Reverse Stock Split shareholders to locate broker-dealers willing to enter quotations for the Company's common stock and/or effectuate trades therein will be severely curtailed. As a result, it is management's belief that the only realistic way for continuing shareholders to realize their equity ownership in the Company would be privately-negotiated transactions, a repurchase of shares by the Company, a liquidation of the Company's assets or location by the Company's management of one or more third-party purchasers for the Company's assets or common stock.
  The Special Committee and the Board of Directors obtained the Valuation Report with respect to the Reverse Stock Split. However, the Board did not obtain any opinion from HBK or any other third party with respect to the fairness of the Reverse Stock Split from a financial or procedural point of view to the Company, to any affiliate of the Company, or to any unaffiliated shareholders of the Company. The Board of Directors determined that the cost and expense to obtain such a fairness opinion were not warranted in light of the relatively high cost and expense required to obtain such opinion when compared to the aggregate amount of cash consideration to be paid to the Fractional Shareholders.
  The Board of Directors did not retain a non-affiliate representative to act solely on behalf of non-affiliated shareholders for purposes of negotiating the terms of the Reverse Stock Split or preparing a report with respect to the fairness of the Reverse Stock Split. However, the Board did appoint an independent committee (the Special Committee) to engage HBK and review and approve the Reverse Stock Split in an attempt to ensure the fairness of the Reverse Stock Split.
  Although the Board created the Special Committee, which is comprised solely of outside directors, the Board of Directors did not structure the Reverse Stock Split to require the approval of at least a majority of the Company's nonaffiliated shareholders. In this regard, the Company's affiliated shareholders, who currently hold an aggregate of approximately 43% of the total outstanding Common Stock, have indicated that they will vote their shares for the Reverse Stock Split. Consequently the Reverse Stock Split will be cast in favor, and thus the Reverse Stock Split will most likely be approved even if all of the nonaffiliate shareholders of the Company vote their shares against the Reverse Stock Split.
  Under the New York Business Corporation Law, no appraisal rights exist with respect to the Reverse Stock Split and the Company is not voluntarily according dissenting shareholders such rights.
  Shareholders owning whole shares, rather than fractions of a share, after the Reverse Stock Split will not be entitled to receive any cash payment for their whole shares of Common Stock, but will receive cash only for their fractional share.

The Special Committee and the Board of Directors did not assign any weight to a specified factor if, in their view, such factor did not assist them in their determination either of the Cash Consideration or the fairness of the Reverse Stock Split. If any factor assisted them in their determination, they also did not assign a relative weight to such factor and did not make a determination as to why any particular factor, as a result of the deliberations by them, should be assigned any weight.

After reviewing all of the foregoing factors at its meeting of May 7, 2002, the Special Committee concluded that the Cash Consideration and the Reverse Stock Split would be fair to the shareholders from both a procedural and financial point of view and in the best interests of the Company and its shareholders, and recommended that the Board approve the Reverse Stock Split at the Annual Meeting. The Board of Directors, at a special meeting held on May 7, 2002 subsequent to the Special Committee meeting, unanimously concluded that the Reverse Stock Split, both from a financial and procedural point of view, is fair to, and in the best interests of, both the Company and the shareholders, including the Fractional Shareholders. The Board unanimously approved the Reverse Stock Split and the Cash Consideration directed that it be placed on the agenda of the Annual Meeting for consideration by the shareholders, and recommended that the shareholders vote for the Reverse Stock Split at such meeting.

Interest of Certain Persons in the Reverse Stock Split; Conflicts of Interest

As of the date of this Proxy Statement 427,831 shares of Common Stock, representing approximately 43% of the Company's outstanding shares of Common Stock, are held by officers and directors of the Company. If the Reverse Stock Split is effectuated, these individuals will beneficially own an aggregate of 4,277 shares of the Common Stock, representing approximately 45% of the Company's outstanding shares of Common Stock. Thus, the relative ownership interest in the Company of such officers and directors will increase as a result of the Reverse Stock Split. Each of Messrs. Bell, Shields and Hartburg, each of whom owns Common Stock, was present and voted at the meetings of the Board of Directors at which the Reverse Stock Split was considered and approved, and Mr. Hartburg is a member of the Special Committee and was present and voted at the meetings of the Special Committee at which the Reverse Stock Split was considered and approved. The Board of Directors and the Special Committee were aware of these potential and actual conflicts of interest but concluded that, despite these conflicts, the Reverse Stock Split is fair to the Company and its shareholders.

The Board of Directors appointed an independent committee of the Board comprised entirely of directors who are not employees of the Company (the Special Committee) to review the fairness of and approve the Reverse Stock Split, and the Committee engaged HBK to prepare the Valuation Report for purposes of assisting it in determining the Cash Consideration to be paid to the Fractional Shareholders in the Reverse Stock Split. However, the Board of Directors did not retain an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purpose of negotiating the terms of the Reverse Stock Split, nor did the Committee engage HBK or any other unaffiliated third party for the purpose of delivering an opinion with respect to the fairness of the Reverse Stock Split. The Board of Directors determined that the cost and expense to retain such representative or to obtain such fairness opinion were not warranted in light of (i) the expected Cash Consideration to be paid to the Fractional Shareholders pursuant to the Reverse Stock Split, and (ii) the aggregate amount to be spent in repurchasing shares in the Reverse Stock Split when compared to the cost and expense required to obtain such opinion.

The Company's affiliated and associated shareholders, currently representing approximately 43% of the outstanding shares of Common Stock as of the Record Date, have indicated that they will vote their shares for the Reverse Stock Split. In addition, as noted above, all of the members of the Special Committee and all of the members of the Board of Directors have recommended approval of the Reverse Stock Split.

Structure and Payment of Cash Consideration

If the Reverse Stock Split is approved by the shareholders of the Company at the Annual Meeting, the Company expects to file a Certificate of Amendment to the Company's Certificate of Incorporation with the Secretary of State of the State of New York. Pursuant to the terms of the Certificate of Amendment, on the effective date of the filing, each 100 shares of the Common Stock issued and outstanding immediately prior to the effective date automatically will be converted into one share of the Common Stock. Concurrently with the completion of the Reverse Stock Split, the Company intends to terminate the listing of the Common Stock on the Nasdaq Small Cap Market, which will be necessary since the Company no longer will meet the requirements for maintaining such listing once it terminates its status as an Exchange Act reporting company.

The Board of Directors of the Company has determined to make a cash payment in lieu of the issuance of fractional shares. Consequently, a cash payment will be made in lieu of the issuance of fractional shares to those shareholders who, after the Reverse Stock Split, own a fractional share of the Common Stock. The cash payment will be in an amount equal to $373 times the number of shares of Common Stock (on a post-split basis) representing such fraction. Shareholders holding one or more whole shares of Common Stock after the consummation of the Reverse Stock Split will not be entitled to receive cash in lieu of those whole shares.

Plans for the Company After the Reverse Stock Split

Once the Reverse Stock Split is effected, the Company will file an application with the Securities and Exchange Commission to suspend or terminate the registration of the Common Stock under the Exchange Act and will cause the listing of the Common Stock on the Nasdaq Small Cap Market to be terminated. Once these steps have been taken, the Company's management will eliminate or reduce all legal, accounting and other expenses presently required to be incurred as a result of the Company's status as an Exchange Act reporting company. The Company presently expects that it will offer shareholders the opportunity, from time to time, to sell their shares of Common Stock to the Company. Any such repurchase offers would be at a price to be determined in good faith by the Board at the time such repurchase opportunity is extended; such price may be less than the Cash Consideration to be paid pursuant to the Reverse Stock Split, and would be based on the Board's determination of the value of the Company and the shares to be repurchased. Any such repurchase would be conducted in compliance with applicable securities laws. There can be no assurance, however, as to the timing or frequency of any such repurchase opportunities.

The fractional shares of Common Stock acquired by the Company as a result of the Reverse Stock Split will be retained as treasury stock of the Company.

Certain Effects of the Reverse Stock Split

If the Reverse Stock Split is approved by the vote of a majority of the outstanding shares of Common Stock, the interest of holders of Common Stock in terms of both dollar amounts and percentages will change. Each share of Common Stock owned by the Fractional Shareholders which would upon completion of the Reverse Stock Split represent a fractional share of Common Stock will be automatically converted into the right to receive from the Company, in lieu of fractional shares of Common Stock, cash in the amount of $373 for each share of Common Stock on a post-split basis (or $3.73 per share on a pre-split basis). The Fractional Shareholders owning less than 100 shares of Common Stock prior to giving effect to the Reverse Stock Split will cease to be shareholders of the Company and will no longer hold an equity interest in the Company. Such shareholders, therefore, will not share in the Company's future earnings and growth, if any, and will no longer have any right to vote on any corporate matter.

The shares of Common Stock are currently registered under the Exchange Act. Such registration may be terminated, under SEC rules, upon application of the Company to the SEC if the Company has fewer than 300 record holders of the shares or has fewer than 500 holders and $10,000,000 in assets as of the end of its most recent fiscal year. The Company currently intends to make an application for termination of registration of the shares of Common Stock as promptly as possible after filing the Certificate of Amendment. Termination of registration of the shares of Common Stock under the Exchange Act would reduce substantially the information required to be furnished by the Company to its shareholders and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement in connection with shareholder meetings pursuant to Section 14(a) of the Exchange Act (including a proxy statement with respect to any sale of the Company), and the requirements of Rule 13e-3 promulgated by the SEC under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. Termination of the registration of the shares of the Common Stock also would deprive "affiliates" of the Company and persons holding "restricted securities" of the Company of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

If the Reverse Stock Split is approved and, as contemplated, the shares of Common Stock are deregistered under the Exchange Act, it is anticipated there will not be any market for the outstanding shares of the Company's Common Stock.

As described above, following approval of the Reverse Stock Split the Company's Certificate of Incorporation will be amended to reflect the Reverse Stock Split. The number of authorized shares of Common Stock would remain at 5,000,000 and the par value per share of Common Stock would remain unchanged at $0.50. As a result, the stated value of the Common Stock as shown on the Company's balance sheet at December 31, 2001 would be reduced from $507,610 to $5,076, and the capital in excess of par value would be increased from $1,123,279 to $1,625,813. In addition, the number of authorized but unissued shares of Common Stock would be increased from 3,984,780 to 4,989,848. This increase would make it easier for the Company to dilute the interests of current shareholders without shareholder approval by issuing additional shares of Common Stock. The Company has no present plans to issue any shares of its Common Stock, however.

Certain Federal Income Tax Consequences

The payment for fractional shares of Common Stock pursuant to the Reverse Stock Split is expected to be a fully taxable transaction for the Fractional Shareholders. Accordingly, each shareholder whose fractional share is repurchased by the Company will recognize gain or loss for federal income tax purposes measured by the difference between such shareholder's basis in the fractional share exchanged and the cash received by the shareholder for such fractional shares. Such gain or loss will be capital gain or loss if such share was held as a capital asset. All shareholders are urged to consult with their own tax advisors as to the tax consequences of the Reverse Stock Split.

Source and Amount of Funds for and Expenses of the Reverse Stock Split

Estimated fees and expenses incurred or to be incurred by the Company in connection with the Reverse Stock Split are as follows:
Approximate
Item	Amount
Payment of Cash Consideration	$145,000
Legal Fees	$35,000
Accounting Fees	$5,000
Preparation of Valuation Report	$15,000
Cost of New Stock Certificates	$1,000
Filing Fees	$500
Printing and Mailing Expenses	$1,000
Miscellaneous Expenses	$2,000
Total	$204,500

The Company has paid or will be responsible for paying all of such expenses. It will pay such expenses (including the Cash Consideration payments) from its available cash resources.

Exchange of Shares and Payment In Lieu of Issuance of Fractional Shares

Within ten days after the Effective Date, the Company will mail to the Fractional Shareholders a notice of the filing of the Certificate of Amendment (the "Notice of Filing") and a letter of transmittal (the "Letter of Transmittal") containing instructions with respect to the submission of shares of Common Stock to the Company. Fractional Shareholders will be entitled to receive and the Company will be obligated to make payment of, cash in lieu of fractional shares of Common Stock only by transmitting stock certificate(s) for shares of Common Stock to the Company, together with the properly executed and completed Letter of Transmittal and such evidence of ownership of such shares as the Company may require.

Availability of Information

The Valuation Report will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested shareholder or representative who has been so designated in writing. In addition, a copy of the Valuation Report will be transmitted by the Company to any interested shareholder or representative who has been so designated in writing upon written request and at the sole expense of the requesting shareholder.

Shareholder Approval

The affirmative vote of the holders of a majority of the aggregate voting power of the Company's Common Stock represented and voting at the meeting is required to approve the Reverse Stock Split.

Recommendations of the Board of Directors

The Board of Directors unanimously concluded that, on the basis of the factors discussed below, the Reverse Stock Split, both from a procedural and financial point of view, is fair to the Company and its shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE REVERSE STOCK SPLIT AND THE RELATED AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION.

Price Range of Common Stock and Dividend Policy

The Common Stock trades on the Nasdaq Small-Cap Market under the symbol DIGM. The symbol DIGM relates to the Company's former name "Digimetrics, Inc.", which was changed in November 1992 to its present name, "Control Chief Holdings, Inc." The following table presents the quarterly high and low sale prices, as reported by Nasdaq for 2000, 2001 and the first quarter of 2002.

	2002		2001		2000
	High	Low	High	Low	High	Low
First Quarter	$3.14	$2.35	$4.00	$2.25	$5.56	$3.97
Second Quarter	N/A	N/A	$3.00	$2.46	$4.75	$4.00
Third Quarter	N/A	N/A	$2.98	$2.40	$4.40	$4.00
Fourth Quarter	N/A	N/A	$2.75	$2.25	$4.88	$4.00

On June __, 2002, the last reported sales price for the Company's Common Stock on the Nasdaq Small-Cap Market was $_____ per share.

The Company paid dividends with respect to the Common Stock for the years 2000 and 2001 in amounts equal to $0.05 and $0.06 per share of Common Stock, respectively.

Proposal No. 4

Approval of the Selection of Independent Accountants

The Board of Directors, upon the recommendation of the audit committee, has approved the selection of Diefenbach, Delio, Kearney & DeDionisio ("DDKD") as independent public accountants to audit the books of the Company and its subsidiary for the year ending December 31, 2002, to report on the consolidated statement of financial position and related consolidated statements of operations, stockholders' equity and cash flows of the Company and its subsidiary, and to perform such other appropriate accounting services as may be required by the Board of Directors. The Board of Directors recommends that the stockholders vote in favor of ratifying the selection of DDKD for the purposes set forth above. DDKD has advised the Company that they are independent accountants with respect to the Company, within the meaning of standards established by the American Institute of Certified Public Accountants, the Independence Standards Board and federal securities laws administered by the Securities and Exchange Commission.

Fees for last year's annual audit were $32,717, fees related to assistance with the Form 10-KSB were $5,231, fees related to quarterly reviews and assistance with the Form 10-QSB's were $15,252, and fees for all other non-audit services (including corporate tax return preparation) were $17,183.

It is anticipated that no representative of DDKD will be present at the Annual Meeting. DDKD has served as the Company's Independent Accountants since October 1987.

Under New York state law, the affirmative vote of a majority of the votes cast at the Annual Meeting is required to approve the appointment of the Company's auditor.

The Board recommends a vote FOR the approval of the appointment of Diefenbach, Delio, Kearney & DeDionisio as independent public accountants for 2002.

Shareholder Proposals

In order to be eligible for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Shareholders, any shareholder proposal to take action at that meeting must be received at the Company's principal executive offices by March 23, 2003. Proposals submitted by a shareholder of the Company for consideration at the 2003 annual meeting of shareholders outside the processes of SEC Rule 14a-8 will not be considered at such meeting unless the Secretary of the Corporation has received written notice of the matter proposed to be presented from the shareholder on or prior to March 23, 2003.

Other Matters

The Company's common stock currently trades on the NASDAQ, Small-Cap Market, listing under the Symbol DIGM. The symbol DIGM relates to the Company's former name "Digimetrics, Inc.", which was changed in November 1992 to its present name, "Control Chief Holdings, Inc." Such listing will be terminated if the Reverse Stock Split is approved by the Shareholders.

Shareholders who have not previously exchanged all of their share certificates evidencing stock in "Digimetrics, Inc." should notify Investor Relations at the Company's transfer agent, Registrar and Transfer Company, at 1-800-368-5948. If the "Digimetrics, Inc." stock certificates have been lost or misplaced, the transfer agent will assist in having stock certificates reissued.

The Board of Directors knows of no other matters to be presented at the meeting other than those specifically referred to in this Proxy Statement. However, if any other matters properly come before the meeting, it is intended that the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Cost of Solicitation

The cost of the solicitation of proxies is being paid by the Company. In addition to the solicitation of proxies by use of the mail, officers and other employees of the Company may, without extra compensation, solicit proxies personally or by telephone, facsimile or written or electronic mail. The Company will also request banks, brokers and others who hold shares for the benefit of other persons to forward proxy materials to such beneficial owners and will reimburse their expenses.

Shareholders are urged to sign, date and return the enclosed proxy in the enclosed return envelope. Your prompt response will be appreciated.
By Order of the Board of Directors
Douglas S. Bell
/s/Douglas S. Bell
Chairman

Dated: June __, 2002

EXHIBIT A

Form of Amendment to Bylaws

RESOLVED, that Section 1 of Article V of the Bylaws be and hereby is amended by restating it in its entirety to read as follows:

Section 1. (a) The number of directors which shall constitute the full Board of Directors shall be determined from time to time by resolution of the board of directors but shall not be less than three (3) nor more than twelve(12). The directors shall be divided into classes as provided in paragraph (b) below.

(b) The directors shall be divided into three classes, with each class to be as nearly equal in number as reasonably possible, and with the initial term of office of the first class of directors to expire at the 2003 annual meeting of shareholders, the initial term of office of the second class of directors to expire at the 2004 annual meeting of shareholders and the initial term of office of the third class of directors to expire at the 2005 annual meeting of shareholders. Commencing with the 2003 annual meeting of shareholders, directors elected to succeed those directors whose terms have thereupon expired shall be elected to a term of office to expire at the third succeeding annual meeting of shareholders after their election and upon the election and qualification of their successors unless he shall resign, die, become disqualified or be removed. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain the number of directors in each class as nearly equal as reasonably possible, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

PROXY CARD

REVOCABLE PROXY

CONTROL CHIEF HOLDINGS, INC.

[ X ] PLEASE MARK VOTES AS IN THIS EXAMPLE.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CONTROL CHIEF HOLDINGS, INC.

The undersigned hereby appoints David I. Cohen and Craig A. Hartburg as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all shares of common stock of Control Chief Holdings, Inc. of the undersigned on August __, 2002 or and adjournment thereof.

The proxies are instructed to vote as follows:

1. Proposal to approve the Amendment to the Bylaws creating a classified board of directors.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

2. Election of directors as listed below.

For the nominees listed below (except as marked to the contrary below)	[ ]	WITHHOLD AUTHORITY to vote for the nominee listed below	[ ]

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR A NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW.)

Class I Directors (terms expire 2003):

Douglas S. Bell

Mark A. George

Class II Director (term expires 2004):

C. Lawrence Shields

Class III Directors (terms expires 2005):

Craig A. Hartburg

David I. Cohen

3. Proposal to approve the effecting of the Reverse Stock Split and related amendments to the Certificate of Incorporation.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

4. Proposal to approve the appointment of Diefenbach, Delio, Kearney & DeDionisio as independent certified public accountants of Control Chief Holdings, Inc.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

5. The Proxies are authorized to vote in their discretion upon such other business as may legally come before the meeting or any adjournment thereof.

This Proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. If NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1,2, 3 and 4. The Proxies will use their discretion with respect to any matters referred to in item 5.

Please sign exactly as name appears on your share certificates. When shares are held by joint tenants, both should sign, when signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.
DATED ____________________, 2002	_____________________________________________ Signature
_____________________________________________ Print Name
_____________________________________________ Signature, if jointly held
_____________________________________________ Print Name
_____________________________________________ Number of Shares

Please mark, sign, date and return this Proxy promptly using the enclosed envelope.

CONTROL CHIEF HOLDINGS, INC.

PLEASE ACT PROMPTLY

SIGN, DATE & MAIL YOUR PROXY CARD TODAY

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION

WITH THE PROXY IN THE ENVELOPE PROVIDED.

EXHIBIT 2

to

Schedule 13E-3 Transaction Statement

Form 10-KSB

See attached.

U. S. Securities and Exchange Commission

Washington, D.C. 20549

Form 10-KSB

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2001

Commission File Number 0-15910

Control Chief Holdings, Inc.

(Name of small business issuer in its charter)

New York	16-0955704
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

P.O. Box 141, 200 Williams Street, Bradford, Pennsylvania 16701

Telephone 814-368-4132

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock - $.50 par value	The NASDAQ Small-Cap Market

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [X].

Issuer's revenues for the year ended December 31, 2001 were $5,054,030. At February 28, 2002, the aggregate market value of voting common stock held by non-affiliates of the registrant based on the average bid and asked price of $2.70 was $1,509,316. Shares of common stock held by each officer and director and by each person who owns 5% or more of the outstanding common stock of the Company have been excluded because such persons may be deemed to be affiliates. As of February 28, 2002, the issuer had outstanding 986,837 shares of Common Stock, $.50 par value.

Documents incorporated by reference

No portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held in August 2002 are incorporated by reference into this Form 10-KSB.

CONTROL CHIEF HOLDINGS, INC.

INDEX TO ANNUAL REPORT ON FORM 10-KSB

For the Year Ended December 31, 2001

PART I

Forward-Looking Information

This Form 10-KSB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-KSB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology is intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company's customers participate; competition within the Company's industry, including competition from much larger competitors; technological advances which could render the Company's products less competitive or obsolete; failure by the Company successfully to develop new products or to anticipate current or prospective customers' products needs; environmental investigation, remediation and monitoring costs relating to the Company's former facility in Lewis Run, PA; price increases or supply limitations for components purchased by the Company for use in its products; and delays, reductions, or cancellations of orders previously placed with the Company.

ITEM 1. DESCRIPTION OF BUSINESS

General

Control Chief Holdings, Inc. ("the Company") was incorporated in the State of New York on June 12, 1968 and functions as a holding company. On June 29, 2000, the Executive Committee of the Board of Directors changed the fiscal year end of the Company from June 30 to December 31, effective June 30, 2000. The Company elected to change its fiscal year end to a year-end that corresponds to its current business cycle.

For the year ended December 31, 2001, the six-month transition period ended December 31, 2000, and the prior fiscal year ended June 30, 2000, the Company was the sole shareholder of Control Chief Corporation. There were no significant changes in the corporate structure during any of the reporting periods.

Principal Products and Services and Methods of Distribution

Control Chief Corporation ("Control Chief") is a Pennsylvania corporation. Control Chief designs, engineers and produces remote control devices for material handling equipment and other industrial applications. These controls use either radio or infrared waves as communications media to transmit control data from portable units to receivers mounted on various types of equipment. Control Chief was among the first in its industry to apply infrared technologies to industrial remote control applications. All models of products are microprocessor-based systems. Remote controls provide the customer a cost-effective means to achieve greater operational safety and flexibility. These devices are utilized worldwide in concert with various material handling equipment, industrial machines, process equipment and mobile apparatus. Control Chief markets its products through a network of independent manufacturers' representatives located in key geographical centers throughout the United States, Canada and Central and South America. Additionally, products are sold through direct efforts, distributors, private labeling agreements and licensees.

Product Development

The Company continues to enhance current product designs and develop new designs within its established product lines. In order to remain competitive in the market, the Company does not announce to the general public continuing research and development programs. Research and development programs are established to keep its products current with state of the art devices. New product designs and product line expansion are anticipated for the future and are being developed. These programs have not been released to the public and if prematurely released would potentially reduce the anticipated return on its research investment. Research and development expenditures for the Company's remote control applications totaled $165,551 for year ended December 31, 2001 and $54,444 for the six-months ended December 31, 2000, respectively. Research and development expenditures totaled $197,001 for the year ended June 30, 2000.

Competition

The Company experiences competition for its remote controls from several suppliers of similar products. Throughout the world there are numerous remote control manufacturers. Several of the largest manufacturers in the world are located in Germany and France. The Company believes that it is among the largest suppliers of remote control devices in the domestic market.

Control Chief Corporation competes principally on the basis of technology and quality. The Company believes that by its use of radio and infrared technologies it better serves the needs and requirements of the industrial market. Management believes that none of its competitors provide a more diverse product line.

Currently, worldwide competition is extremely price conscious with many companies entering and exiting the market. While significant market shares have not fluctuated with the traditional suppliers to the market, new entrants have depressed prices. Management believes its products are competitively priced taking into consideration the Company's reputation as a long time high quality manufacturer of reliable, durable state of the art devices.

Raw Material

The principal raw materials used in the manufacture of remote control devices are electronic components produced by various manufacturers. No particular manufacturer accounts for a substantial portion of the required electronic components. All components used are readily available in the current market and it is not anticipated that there will be any significant shortages in the foreseeable future.

Major Customers

Control Chief Corporation is not dependent for remote control sales on a single customer or group of related customers, the loss of which would have a material adverse effect upon the operations of the Company.

Patents, Trademarks and Licenses

Control Chief Corporation does not hold patents on its current line of products. The registered trademarks, "Communicator", "Control Chief", "Crane Chief", "Raymote", "TeleMax", "TeleMini", "Train Chief II", "Scout", " and "Controlchief.com" are registered for their lines of remote control products. Control Chief Corporation enters into exclusive marketing and sales agreements for designated territories in the normal course of business. These agreements typically provide for exclusive sales and marketing rights to specific geographical areas as well as private labeling, marketing assistance, manufacturing rights and software licensing.

Governmental Approval of Principal Products or Services

Control Chief Corporation manufactures some products that transmit data via radio waves. As a result, the Federal Communications Commission (FCC) must approve these products. The FCC has approved each such products currently offered for sale by Control Chief Corporation.

Research and Development

Company-sponsored research and development expenditures for Control Chief Corporation for the year ended December 31, 2001 and the six-month transition period ended December 31, 2000 were $165,551 and $54,443, respectively. Research and development expenditures totaled $197,001 for the year ended June 30, 2000.

Employees

As of February 28, 2002, the Company employed 43 full-time individuals. The Company considers its relations with its employees to be satisfactory. None of the Company's employees are covered by collective bargaining agreements.

ITEM 2. DESCRIPTION OF PROPERTY

Location	Function	Square Feet	Ownership
200 Williams Street	Manufacturing, Engineering,	20,000	Leased
Bradford, PA 16701	Sales and Corporate Offices

  None of the above properties are encumbered in connection with the collateralization of the Company's indebtedness.
  The Company's office and manufacturing space are adequate for its existing requirements and its projected business needs.

ITEM 3. LEGAL PROCEEDINGS

The Company is not involved in litigation that would have a material impact on the Company.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of the security holders during the fourth quarter of the year ended December 31, 2001.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock trades on the Nasdaq Small-Cap Market under the symbol DIGM. The symbol DIGM relates to the Company's former name "Digimetrics, Inc.", which was changed in November 1992 to its present name, "Control Chief Holdings, Inc." The following table sets forth the range of high and low closing sales prices for each quarter within the last two years as reported by Nasdaq.

For the Quarter Ended	High	Low
12/31/01	$2.75	$2.25
09/30/01	$2.98	$2.40
06/30/01	$3.00	$2.46
03/31/01	$4.00	$2.00
12/31/00	$4.88	$4.00
09/30/00	$4.44	$4.00
06/30/00	$4.75	$4.00
03/31/00	$5.56	$3.97

As of February 28, 2002, the Company's records indicated that there were approximately 900 registered holders of the 986,837 shares of common stock that were outstanding as of that date.

In addition to the above, the following is a summary of the Company's history of cash dividends paid on a per share basis, which have been adjusted for the effect of a one-for-four stock dividend that occurred in February 1998:

Cash Dividends Paid

March 26, 2001	$.060 per share
September 29, 2000	$.050 per share
September 24, 1999	$.050 per share
September 25, 1998	$.050 per share
February 19, 1998	$.040 per share
September 26, 1997	$.040 per share
September 25, 1995	$.056 per share
September 26, 1994	$.056 per share
September 24, 1993	$.056 per share
September 25, 1992	$.032 per share

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

The Company designs, engineers and produces remote control devices for material handling equipment and other industrial applications. These controls use either radio or infrared waves as communications media to transmit control data from portable units to receivers mounted on various types of apparatus. All models of products are microprocessor-based systems. These devices are utilized in concert with material handling equipment, industrial machines, process equipment and mobile apparatus. Products are sold through a network of independent manufacturers' representatives located in key geographical centers throughout the United States, Canada and Central and South America. Additionally, products are marketed and sold through direct efforts, distributors, private labeling agreements and licensees.

Selected Financial Information

The following table summarizes certain selected financial information for the year ended December 31, 2001, the six-month transition period ended December 31, 2000 and each of the three prior fiscal years ending June 30, 2000, 1999 and 1998. The information is qualified in its entirety by reference to the Consolidated Financial Statements of the Company and the Notes thereto.

Financial Highlights

(in thousands, except the current ratio and per share data)

	December 31,	December 31,	June 30,	June 30,	June 30,
	2001	2000	2000	1999	1998
Net sales	$5,054	$3,371	$7,382	$7,733	$8,688
Net earnings	20	404	394	547	614
Working capital	3,081	3,014	2,677	2,337	2,217
Total assets	4,040	4,282	4,325	4,203	4,246
Long-term debt	29	-	5	10	260
Capital expenditures	86	63	167	247	230
Current ratio	10.38 to 1	6.79 to 1	4.14 to 1	3.19 to 1	2.64 to 1

	December 31,	December 31,	June 30,	June 30,	June 30,
Per Common Share	2001	2000	2000	1999	1998
Earnings per common share:
Basic	$.02	$.41	$.40	$.55	$.61
Diluted	$.02	$.40	$.39	$.54	$.60
Dividends paid per share	$.06	$.05	$.05	$.05	$.08

Results of Operations

The following table sets forth certain financial data, as a percentage of net sales, for the years ended December 31, 2001, 2000 and 1999. Financial data for the years ended December 31, 2000 and 1999 have been recasted to conform to the Company's change in year-end from June 30 to December 31.

		Recasted	Recasted
	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of products sold	51.0%	48.0%	45.6%
Gross margin	49.0%	52.0%	54.4%
Operating expenses
Selling expenses	25.0%	20.5%	21.6%
General and administrative	21.0%	17.2%	18.3%
Research and development	3.3%	2.0%	3.7%
Environmental remediation-expenses (credit)	(0.4%)	2.2%	- %
Total operating expenses	48.9%	41.9%	43.6%
Earnings from operations	0.1%	10.1%	10.8%
Other income (expense)
Interest expense	- %	- %	(0.3%)
Other income, net	0.6%	0.6%	0.9%
Earnings before income taxes	0.7%	10.7%	11.4%
Provision for income taxes	0.3%	4.2%	4.6%
Net earnings	0.4%	6.5%	6.8%

Year Ended December 31, 2001 Compared to the Recasted Year Ended December 31, 2000

NET SALES. Net sales for the year ended December 31, 2001 decreased by $1,755,633 or 25.8% as compared to the recasted year ended December 31, 2000. The decrease resulted from a decrease during the year in the sales of new products, which is indicative of the slow economy and poor market conditions. Sales and demand for the Company's spare parts and services remained constant.

COST OF PRODUCTS SOLD AND GROSS MARGIN. Cost of products sold decreased by $691,980 or 21.2% for the year ended December 31, 2001 as compared to the recasted year ended December 31, 2000. The decrease in cost of products sold corresponds with the decrease in net sales for the period. Gross margin was $2,477,116 or 49.0% of sales for the year ended December 31, 2001 as compared with $3,540,769 or 52.0% of sales for the recasted year ended December 31, 2000. The Company continues to focus on reducing and controlling its manufacturing costs, in light of a slow economy, and improving its pricing and marketing toward its premium products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling expenses decreased by $131,193 or 9.4% for the year ended December 31, 2001 compared to recasted December 31, 2000. The decrease in selling expenses reflects the reduction in sales commissions for the sale of products due to poor market conditions. General and administrative costs decreased by $114,968 or 9.8% during the year ended December 31, 2001 compared to recasted December 31, 2000. This decrease reflects the Company's efforts to reduce its general and administrative costs.

RESEARCH AND DEVELOPMENT COSTS. Research and development costs increased by $31,858 or 23.8%. The Company anticipates it will continue to invest funds annually as needed in order to stay abreast of changes in technology, as well as improve and expand its product lines.

ENVIRONMENTAL REMEDIATION-RELATED EXPENSES. During the year ended December 31, 2001, the Company incurred $31,400 in professional fees relating to an environmental matter at the site of its former manufacturing facility located in the Borough of Lewis Run, Pennsylvania. The professional fees incurred were charged against a liability accrual that was previously reserved at December 31, 2000. As of December 31, 2001, The Company estimates it has no further liability relating to this environmental matter and has therefore credited to operating expense the remaining unused portion of the liability accrual in the amount of $18,600 for the year ended December 31, 2001. Please refer to the following section, "Environmental Matters", for more complete information relating to environmental remediation-expenses (credit).

OTHER INCOME AND EXPENSE. At December 31, 2001, the Company's had minimal long-term debt, and there were no borrowings outstanding under the Company's bank line of credit. Total other income, net of other expense, was $28,093 for the year ended December 31, 2001, compared to $37,860 for the recasted year ended December 31, 2000.

INCOME TAXES. The Company's effective income tax rate was 39.5% and 39.3% for the years ended December 31, 2001 and 2000, respectively.

NET EARNINGS. Overall, net earnings were $20,011 and $440,807 for the year ended December 31, 2001 and 2000, respectively. Expressed as a percentage of net sales, net earnings were 0.4% and 6.5% for the years ended December 31, 2001 and 2000, respectively.

Recasted Year Ended December 31, 2000 Compared to the Recasted Year Ended December 31, 1999

NET SALES. Net sales for the recasted year ended December 31, 2000, decreased by $245,906 or 3.5% as compared to the recasted year ended December 31, 1999. The decrease is indicative of the slowing economy the Company began to experience during the year 2000.

COST OF PRODUCTS SOLD AND GROSS MARGIN. Cost of products sold increased by $56,080 or 1.7% for the recasted year ended December 31, 2001 as compared to the recasted year ended December 31, 1999. The increase in cost of products sold relates to lower profit margins on product sales. Gross margin was $3,540,769 or 52.0% of sales for the recasted year ended December 31, 2000 as compared with $3,842,755 or 54.4% of sales for the recasted year ended December 31, 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling expenses decreased by $128,674 or 8.4% for the recasted year ended December 31, 2000 compared to recasted December 31, 1999. General and administrative costs decreased by $116,645 or 9.0% for the recasted year ended December 31, 2000 compared to the recasted year ended December 31, 1999. These decreases reflect the Company's efforts to reduce its operating costs due to the slowing economy and a reduction in the Company's business.

RESEARCH AND DEVELOPMENT COSTS. Research and development costs decreased by $128,357 or 49.0%. This decrease reflects the Company's completion of certain R&D projects during the year.

ENVIRONMENTAL REMEDIATION-RELATED EXPENSES. During the recasted year ended December 31, 2000, the Company charged to operating expense $147,777 in professional fees relating to an environmental matter at the site of its former manufacturing facility located in the Borough of Lewis Run, Pennsylvania. At December 31, 2000, the Company estimated its remaining liability relating to this environmental matter was $50,000 and recorded an accrued liability for this amount as of December 31, 2000. Please refer to the following section, "Environmental Matters", for more complete information relating to environmental remediation-expenses (credit).

OTHER INCOME AND EXPENSE. Total other income, net of other expense, was $37,860 for the recasted year ended December 31, 2000, compared to $38,888 for the recasted year ended December 31, 1999.

INCOME TAXES. The Company's effective income tax rate was 39.3% and 40.3% for the years ended December 31, 2000 and 1999, respectively.

NET EARNINGS. Overall, net earnings were $440,807 and $479,422 for the recasted years ended December 31, 2000 and 1999, respectively. Expressed as a percentage of net sales, net earnings were 6.5% and 6.8% for the recasted years ended December 31, 2000 and 1999, respectively.

Prior Fiscal Year Ended June 30, 2000 Compared to the Prior Fiscal Year Ended June 30, 1999

NET SALES. Net sales for the fiscal year ended June 30, 2000, decreased by $351,233 or 4.5% as compared to the year ended June 30, 1999. This decrease relates to a decline during the year in the sale of new products. Sales and demand for the Company's spare parts and services, however, did remain fairly constant. Generally, the Company does not experience a significant fluctuation of business that is considered to be attributable to the seasonal buying habits of its customers.

COST OF PRODUCTS SOLD AND GROSS MARGIN. Cost of products sold decreased by $310,624 or 8% for the fiscal year ended June 30, 2000 as compared to the year ended June 30, 1999. This decrease corresponds with the decrease in net sales during the June 30, 2000 fiscal year, as well as the Company's focus on cost control and improvement of pricing and marketing of its premium products. Gross margin was $3,806,147 or 51.6% of sales in fiscal June 30, 2000 compared to $3,846,756 or 49.8% of sales in fiscal June 30, 1999.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE. Selling expenses decreased $278,507 or 17.7% in 2000 compared to 1999. The decrease in selling expenses corresponds with the decrease in net sales for the year and changes in marketing strategy during the June 30, 2000 fiscal year. General and administrative costs increased by $166,017 or 15.3% in 2000 compared to 1999, which has prompted the Company to focus on areas in which they can reduce their general and administrative costs.

RESEARCH AND DEVELOPMENT COSTS. Research and development costs decreased by $87,726 or 30.8%, reflecting the completion of certain product development during the period.

ENVIRONMENTAL REMEDIATION-RELATED EXPENSES. Environmental remediation-related expenses increased by $404,069 for the fiscal year ended June 30, 2000. During the year ended June 30, 2000, the Company incurred approximately $59,065 in professional fees and accrued an additional $345,000 in estimated expenses relating to environmental remediation matters. The Company did not incur any environmental remediation-related expenses during the year ended June 30, 1999. See the following section, "Environmental Matters", for more complete information relating to environmental remediation-related expenses.

OTHER INCOME AND EXPENSE. Interest expense decreased by $23,175 or 68.7%. The decrease in interest expense results from the Company's reduction in short-term and long-term debt and an improvement in the Company's cash flow. The Company's other income, net of other expense decreased by $15,327 during the fiscal year ended June 30, 2000.

INCOME TAXES. The Company's effective income tax rate was 41.1% for the fiscal year ended June 30, 2000 and 39.7% for the fiscal year ended June 30, 1999.

NET EARNINGS. Overall, net earnings were $394,488 for the fiscal year ended June 30, 2000 as compared to $546,699 for the fiscal year ended June 30, 1999. Expressed as a percentage of net sales, net earnings were 5.4% for fiscal 2000 and 7.1% for fiscal 1999.

Effects of Inflation

The Company believes inflation has not had a significant impact on its operations. To the extent permitted by competition, the Company attempts to pass increased costs on to its customers by increasing sales price over time. However, due to the weakened economy and increased price competition, the Company has not been able to increase its selling prices.

Liquidity, Capital Resources and Financial Condition

The Company funds its needs for liquidity and capital resources through cash from operations, short-term and long-term borrowing.

At December 31, 2001, the Company had a commercial demand line of credit with PNC Bank, National Association in the amount of $1,000,000, with a variable interest rate at prime or the Euro-Rate plus 2%, as selected by the Company. The line of credit is available to finance accounts receivable and inventory of the Company. No amount was outstanding under the line of credit at December 31, 2001 and 2000.

The Company's working capital increased by $67,286 during the year ended December 31, 2001. At December 31, 2001, the Company's net working capital was $3,081,092 as compared to net working capital of $3,013,806 at December 31, 2000. At December 31, 2001, the Company's current ratio was 10.38 to 1 as compared to 6.79 to 1 at December 31, 2000.

The Company's cash expenditures for property, plant and equipment amounted to $86,000 during the year ended December 31, 2001 and $63,000 for the six-month transition period ended December 31, 2000. For the prior fiscal year ended June 30, 2000, capital expenditures amounted to $167,000. For the year ended December 31, 2001, these capital expenditures primarily related to transportation equipment ($51,000), machinery and equipment ($12,000), and computer equipment ($23,000). For the six-month period ended December 31, 2000, these capital expenditures primarily related to machinery and equipment ($43,000) and computer equipment and furniture ($20,000). For the fiscal year ended June 30, 2000, these capital expenditures primarily related to leasehold improvements ($37,000), machinery and equipment ($75,000), transportation equipment ($17,000), and computer equipment and furniture ($38,000). The Company currently does not have a commitment for any material capital expenditures and believes its current working capital is sufficient for its operations in the foreseeable future.

Environmental Matters

The Company formerly owned and operated a manufacturing facility in the Borough of Lewis Run, Pennsylvania. The facility and surrounding property were sold in 1997. Subsequent to the sale, the purchaser of the property conducted certain environmental testing, and detected contamination of the soil and groundwater on the property. In addition, the Pennsylvania Department of Environmental Protection ("DEP") sampled the nearby municipal well, used as a secondary source of water supply for the Borough of Lewis Run, and detected contamination in the well. In addition, several remediations of adjacent and upgradient properties have previously been conducted by current and former owners of those properties to address contamination at those locations.

On February 1, 2000, the Company entered into a Consent Order and Agreement ("Agreement") with the DEP. The Agreement required the Company to conduct an investigation of the contamination on and adjacent to its former property, and to evaluate remedial alternatives to address the contamination found. The Agreement also required the Company to identify and evaluate both interim and permanent options to replace or treat the water from the municipal well. The Company did not commit in the Agreement to remediate contamination found on the property or to implement any permanent solution to replace the municipal well. One of the purposes of the investigation was, in fact, to try and determine if the source of some or all of the contamination is one or more of the upgradient properties.

The Company's consultant, Civil and Environmental Consultants, Inc. ("CEC"), subsequently submitted to the DEP a Work Plan for the investigation and conducted a soil, groundwater, and surface water investigation. Upon completion they presented their report and findings to the DEP. In February 2001, the DEP reviewed the information developed by CEC on behalf of the Company, related to the groundwater contamination at the municipal well site in Lewis Run, Pennsylvania. Based upon the findings and review by the DEP, the Company does not consider itself a responsible party. The DEP notified the Company through correspondence, dated February 23, 2001, that it has decided to pursue additional site investigation, including a study of potential sources of groundwater contamination, upgradient of the Company's former manufacturing facility. In addition, the DEP rescinded the February 1, 2000 Consent Order and Agreement. Accordingly, the Company is no longer responsible for carrying out any additional requirements of that Agreement.

Environmental Matters - Continued

During the year ended June 30, 2000, the Company incurred approximately $59,069 in professional fees relating to this environmental matter, which was charged to operations as an expense. In addition, the Company accrued $345,000 as its best estimate as of June 30, 2000 of its obligation of conducting the investigation on and adjacent to its former property, including the possible cost of remedial alternatives to address contamination found, and included this amount in "other accrued liabilities" on the consolidated balance sheet as of June 30, 2000.

During the six-month transition period ended December 31, 2000, the Company incurred $38,708 in professional fees relating to this environmental matter, which was charged against the Company's liability accrual that was previously reserved at June 30, 2000. Because the Company is no longer responsible for carrying out any additional requirements of the February 1, 2000 Consent Order and Agreement with the DEP, the Company revised the liability accrual for its estimate of remaining fees and costs to be incurred relating to this matter. The remaining accrued liability was estimated to be $50,000 as of December 31, 2000. The revised estimate resulted in a credit to operating expense in the amount of $256,292 for the six-month period ended December 31, 2000.

During the year ended December 31, 2001, the Company incurred $31,400 in professional fees relating to this environmental matter, which was charged against the Company's estimated liability accrual at December 31, 2000. As of December 31, 2001, the Company estimates it has no further liability relating to this environmental matter and has therefore credited to operating expense the remaining unused portion of the liability accrual in the amount of $18,600 for the year ended December 31, 2001.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires all business combinations to be accounted for under the purchase method. SFAS No. 141 also modifies the criteria to recognize intangible assets apart from goodwill. The requirements of SFAS No. 141 are generally effective June 30, 2001. The Company will follow the guidance set forth in SFAS No. 141 for any future acquisitions.

In June 2001, the FASB also issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142"). Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will instead be subject to a periodic impairment test at least annually. Other intangible assets will continue to be amortized over their useful lives. SFAS is effective for fiscal year beginning after December 15, 2001, with earlier adoption permitted. The provisions of SFAS No. 142 must be adopted as of the beginning of a fiscal year. The Company does not have any goodwill and other intangible assets that are required to be accounted for differently subsequent to their initial recognition. The Company will follow the guidance set forth in SFAS 142 for any future acquisitions of goodwill and intangible assets acquired after June 30, 2001.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 establishes one accounting model for long-lived assets to be disposed of by sale, requiring those assets be measured at the lower of carrying amount or fair value less cost to sell. This accounting model applies to all long-lived assets, including those associated with discontinued operations, and replaces certain prior pronouncements and guidance. The provisions of SFAS No. 144 are generally effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material impact on its financial position or results of operations.

ITEM 7. FINANCIAL STATEMENTS

Contents of Financial Statements

DIEFENBACH DELIO KEARNEY & DEDIONISIO

CERTIFIED PUBLIC ACCOUNTANTS________________________________________________________________

Report of Independent Certified Public Accountants

Board of Directors and Stockholders

Control Chief Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Control Chief Holdings, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2001, the six-month period ended December 31, 2000 and the year ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Control Chief Holdings, Inc. and Subsidiary at December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for the year ended December 31, 2001, the six-month period ended December 31, 2000 and the year ended June 30, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ DIEFENBACH DELIO KEARNEY & DEDIONISIO

CERTIFIED PUBLIC ACCOUNTANTS

Erie, Pennsylvania

January 24, 2002

CONTROL CHIEF HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
Current assets
Cash and cash equivalents	$1,047,031	$802,758
Marketable securities, at fair value	149,048	201,699
Accounts receivable, less allowances of $36,000
in 2001 and $40,000 in 2000	684,045	809,641
Inventories	1,222,315	1,504,284
Other current assets	307,098	215,451
Total current assets	3,409,537	3,533,833
Equipment and leasehold improvements, net	630,473	747,693
Total assets	$4,040,010	$4,281,526
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt	$ 15,431	$ 7,714
Accounts payable	85,159	198,798
Other accrued liabilities	227,855	313,515
Total current liabilities	328,445	520,027
Long-term debt, less current maturities	29,494	-
Deferred income taxes	72,173	80,856
Stockholders' equity
Common stock, $.50 par value, authorized 5,000,000 shares,
issued 1,015,220 shares in 2001 and 2000	507,610	507,610
Capital in excess of par value	1,123,279	1,123,279
Retained earnings	2,171,066	2,210,272
Treasury stock, 28,383 shares in 2001 and 28,290
shares in 2000, at cost	(116,033)	(115,772)
Accumulated other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities	(76,024)	(44,746)
Total stockholders' equity	3,609,898	3,680,643
Total liabilities and stockholders' equity	$4,040,010	$4,281,526

The accompanying notes are an integral part of these statements.

CONTROL CHIEF HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
	Year ended	Six months	Year ended
	December 31,	December 31,	June 30,
	2001	2000	2000
Net sales	$5,054,030	$3,370,930	$7,381,892
Cost of products sold	2,576,914	1,642,629	3,532,141
Gross margin	2,477,116	1,728,301	3,849,751
Operating expenses
Selling expenses	1,266,165	701,713	1,337,624
General and administrative	1,059,007	611,740	1,248,305
Research and development	165,551	54,443	197,001
Environmental remediation-expenses (credit)	(18,600)	(256,292)	404,069
Total operating expenses	2,472,123	1,111,604	3,186,999
Earnings from operations	4,993	616,697	662,752
Other income (expense)
Interest expense	(1,440)	(500)	(10,560)
Other income, net	29,533	60,110	17,912
Earnings before income taxes	33,086	676,307	670,104
Provision for income taxes	13,075	271,503	275,616
Net earnings	$ 20,011	$ 404,804	$ 394,488
Earnings per common share
Basic	$ .02	$ .41	$ .40
Diluted	$ .02	$ .40	$ .39
Dividends paid per common share	$ .06	$ .05	$ .05

The accompany notes are an integral part of these statements.

CONTROL CHIEF HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
					Accumulated
		Capital in			Other	Total
	Common	excess of	Retained	Treasury	Comprehensive	Stockholders'
	Stock	Par Value	Earnings	Stock	Income	Equity
Balance - June 30, 1999	$507,048	$1,120,586	$1,510,589	($61,913)	$ -	$3,076,310
Net earnings	-	-	394,488	-	-	394,488
Unrealized gain (loss) on
available-for-sale securities,
net of deferred tax benefit
of $3,710	-	-	-	-	(5,429)	(5,429)
Comprehensive income	-	-	-	-	-	389,059
Dividends paid	-	-	(50,002)	-	-	(50,002)
Issuance of 1,125 shares of
common stock	562	2,693	-	-	-	3,255
Purchase of 7,404 shares of
common stock for the treasury	-	-	-	(27,880)	-	(27,880)
Balance - June 30, 2000	507,610	1,123,279	1,855,075	(89,793)	(5,429)	3,390,742
Net earnings	-	-	404,804	-	-	404,804
Unrealized gain (loss) on
available-for-sale securities,
net of deferred tax benefit
of $26,867	-	-	-	-	(39,317)	(39,317)
Comprehensive income	-	-	-	-	-	365,487
Dividends paid	-	-	(49,607)	-	-	(49,607)
Purchase of 6,405 shares of
common stock for the treasury	-	-	-	(25,979)	-	(25,979)
Balance - December 31, 2000	507,610	1,123,279	2,210,272	(115,772)	(44,746)	3,680,643
Net earnings	-	-	20,011	-	-	20,011
Unrealized gain (loss) on
available-for-sale securities,
net of deferred tax benefit
of $21,373	-	-	-	-	(31,278)	(31,278)
Comprehensive income (loss)	-	-	-	-	-	(11,267
Dividends paid	-	-	(59,217)	-	-	(59,217)
Purchase of 93 shares of
common stock for the treasury	-	-	-	(261)	-	(261)
Balance - December 31, 2001	$507,610	$1,123,279	$2,171,066	($116,033)	($76,024)	$3,609,898

The accompanying notes are an integral part of these statements.

CONTROL CHIEF HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year ended	Six months	Year ended
	December 31,	December 31,	June 30,
	2001	2000	2000
Cash flows from operating activities
Net earnings	$ 20,011	$ 404,804	$ 394,488
Adjustments to reconcile net earnings to net
cash provided by operating activities:
Depreciation	187,873	94,324	172,045
Provision (credit) for bad debts	16,048	(8,880)	90,430
Deferred income taxes	14,718	136,937	(132,874)
Loss on sale of marketable securities	-	-	46,606
Loss on sale of equipment	11,910	628
Change in operating assets and liabilities:
Accounts receivable	109,548	61,346	32,430
Inventories	281,969	(22,157)	99,226
Prepaid items	(93,675)	(52,675)	48,834
Accounts payable and accrued liabilities	(199,299)	(333,408)	(48,561)
Net cash provided by operating activities	349,103	280,919	702,624
Cash flows from investing activities
Purchase of marketable securities	-	(23,628)	(453,394)
Sales of marketable securities	-	-	153,394
Purchase equipment and leasehold improvements	(85,913)	(63,298)	(166,776)
Change in other assets	-	10,879	(3,038)
Net cash used in investing activities	(85,913)	(76,047)	(469,814)
Cash flows from financing activities
Proceeds from sale of equipment	3,350	6,000	-
Borrowing of long-term debt	48,241
Repayments of long-term debt	(11,030)	(3,009)	(172,614)
Proceeds from issuance of common stock	-	-	3,255
Purchase of treasury stock	(261)	(25,979)	(27,880)
Dividends paid	(59,217)	(49,607)	(50,002)
Net cash used in financing activities	(18,917)	(72,595)	(247,241)
Net increase (decrease) in cash	244,273	132,277	(14,431)
Cash and cash equivalents at beginning of period	802,758	670,481	684,912
Cash and cash equivalents at end of period	$1,047,031	$ 802,758	$ 670,481
Cash paid during the year for:
Interest	$ 1,440	$ 500	$ 11,207
Income taxes	121,415	311,988	367,932

The accompanying notes are an integral part of these statements.

CONTROL CHIEF HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Company Operations

The Company operates exclusively in a single industry in the United States as a manufacturer of remote control devices for material handling equipment and other industrial applications. During the year ended December 31, 2001 and the six-month period ended December 31, 2000, the Company's operations had export sales totaling $187, 877 and $32,712, respectively. For the year ended June 30, 2000, the Company's operations had export sales totaling $194,901.

Principles of Consolidation

The financial statements include the accounts of Control Chief Holdings, Inc. and its wholly owned subsidiary, Control Chief Corporation. All significant inter-company accounts are eliminated upon consolidation. Certain prior year amounts have been reclassified to conform to the current year presentation.

Reclassifications

Certain amounts in the Company's consolidated financial statements of operations for the year ended June 30, 2000 have been reclassified to conform to the presentation for the year ended December 31, 2001 and the six-month period ended December 31, 2000.

Revenues Recognition and Concentration of Credit Risk

Product sales are recorded at the time of shipment. Service revenues are recorded when the related services are performed. The Company does not enter into long-term contracts. The Company markets its products through a network of independent manufacturers' representatives. Additionally, products are sold through direct efforts, distributors, private labeling agreements and licensees. The Company grants credit to its customers, most of which are in the manufacturing industry and located throughout the United States, in addition to having customers located in Canada and Central and South America. Periodic credit evaluations of customers are performed, and generally the Company does not require advance payments or collateral. Credit losses to customers have not been material.

Cash Equivalents

The Company considers all highly liquid debt instruments with maturity of three months or less at the time of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of cash, marketable securities, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short term maturities of these assets and liabilities. The interest rates on substantially all of the Company's bank borrowings are adjusted regularly to reflect current market rates. Accordingly, the carrying amounts of the Company's short-term and long-term borrowings also approximate fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

1. Summary of Significant Accounting Policies - Continued

Change in Fiscal Year To December 31, Effective June 30, 2000

On June 29, 2000, the Executive Committee of the Board of Directors changed the fiscal year end of the Company from June 30 to December 31, effective June 30, 2000. Accordingly, the Company previously reported a transition period from July 1, 2000 through December 31, 2000. The Company elected to change its fiscal year end to a year-end that corresponds to its current business cycle.

The following table sets forth certain financial information for the years ended December 31, 2001, 2000 and 1999. Amounts for the years ended December 31, 2000 and 1999 have been recasted to conform to the change in year-end from June 30 to December 31.

		Recasted	Recasted
	2001	2000	1999
	(Audited)	(Unaudited)	(Unaudited)
Net sales	$5,054,030	$6,809,663	$7,055,569
Cost of products sold	2,576,914	3,268,894	3,212,814
Gross margin	2,477,116	3,540,769	3,842,755
Operating expenses
Selling expenses	1,266,165	1,397,358	1,526,032
General and administrative	1,059,007	1,173,975	1,290,620
Research and development	165,551	133,693	262,050
Environmental remediation (credit)	(18,600)	147,777	-
Total operating expenses	2,472,123	2,852,803	3,078,702
Earnings (loss) from operations	4,993	687,966	764,053
Other income (expense)
Interest expense	(1,440)	(5,613)	(21,259)
Other income (expense), net	29,533	43,473	60,147
Earnings (loss) before income taxes	33,086	725,826	802,941
Provision (credit) for income taxes	13,075	285,019	323,519
Net earnings (loss)	$ 20,011	$ 440,807	$ 479,422

Inventories

Inventories are valued at the lower of average cost (first-in, first-out method) or market. Inventories include material, direct labor, and overhead and consist of the following at December 31, 2001 and 2000:

	2001	2000
Work in process	$ 74,414	$ 63,779
Raw materials and subassemblies	1,147,901	1,440,505
	$1,222,315	$1,504,284

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

1. Summary of Significant Accounting Policies - Continued

Equipment and Leasehold Improvements

Equipment and leasehold improvements are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method. Expenditures for maintenance and repairs are charged against earnings in the year incurred; major replacements, renewals and betterments are capitalized and depreciated over their estimated useful lives. The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

Income Taxes

The Company uses the liability method in accounting for income taxes. Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. General business credits are accounted for by the flow through method.

Advertising Costs

Advertising, including trade shows, promotions and literature costs are expensed as incurred. The total for these expenses were $85,074 and $73,903 for year ended December 31, 2001 and the six-month period ended December 31, 2000, respectively, and $117,809 for the year ended June 30, 2000.

Research and Development

Research and development costs are expensed as incurred. Research and development expense amounted to $165,551 and $54,443 for the year ended December 31, 2001 and the six-month period ended December 31, 2000, respectively, and $197,001 for the year ended June 30, 2000.

Stock-Based Compensation

Stock options granted by the Company are accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations. The exercise price of employee stock options equals the market price of the underlying stock on the date of option grant. Once granted, an option's exercise price and number of shares to be issued remain fixed throughout the option term. Accordingly, in accordance with APB 25, no stock-based compensation expense has been recognized in the accompanying financial statements.

Earnings Per Common Share

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share assume the exercise of stock options using the treasury stock method, if dilutive. The following table reflects the calculation of basic and diluted earnings per share.

		Weighted
	Net	Average	Per Share
	Earnings	Shares	Amount
Year ended December 31, 2000 Basic	$ 20,011	986,894	$ .02
Year ended December 31, 2000 Diluted	$ 20,011	994,377	$ .02

Six months ended December 31, 2000 Basic	$ 404,804	990,372	$ .41
Six months ended December 31, 2000 Diluted	$ 404,804	998,370	$ .40

Year ended June 30, 2000 Basic	$ 394,488	995,464	$ .40
Year ended June 30, 2000 Diluted	$ 394,488	1,005,800	$ .39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

1. Summary of Significant Accounting Policies - Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates. Interim results are not necessarily indicative of results for a full year.

Comprehensive Income

Unrealized gains and losses on the Company's investments in equity securities represent a component of comprehensive income.

Cash Dividends

During the year ended December 31, 2001, the Board of Directors of the Company approved a cash dividend totaling $59,217 ($.06 per share) payable on March 26, 2001 to holders of record at the close of business on March 5, 2001. During the six-month period ended December 31, 2000, the Board of Directors of the Company approved a cash dividend totaling $49,607 ($.05 per share) payable on September 29, 2000 to holders of record at the close of business on September 8, 2000. For the year ended June 30, 2000, the Board of Directors of the Company approved a cash dividend totaling $50,002 ($.05 per share) payable on September 24, 1999 to holders of record at the close of business on September 6, 1999.

Environmental Remediation Costs

The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimates losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires all business combinations to be accounted for under the purchase method. SFAS No. 141 also modifies the criteria to recognize intangible assets apart from goodwill. The requirements of SFAS No. 141 are generally effective June 30, 2001. The Company will follow the guidance set forth in SFAS No. 141 for any future acquisitions.

In June 2001, the FASB also issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142"). Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will instead be subject to a periodic impairment test at least annually. Other intangible assets will continue to be amortized over their useful lives. SFAS is effective for fiscal year beginning after December 15, 2001, with earlier adoption permitted. The provisions of SFAS No. 142 must be adopted as of the beginning of a fiscal year. The Company does not have any goodwill and other intangible assets that are required to be accounted for differently subsequent to their initial recognition. The Company will follow the guidance set forth in SFAS 142 for any future acquisitions of goodwill and intangible assets acquired after June 30, 2001.

In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 establishes one accounting model for long-lived assets to be disposed of by sale, requiring those assets be measured at the lower of carrying amount or fair value less cost to sell. This accounting model applies to all long-lived assets, including those associated with discontinued operations, and replaces certain prior pronouncements and guidance. The provisions of SFAS No. 144 are generally effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of SFAS No. 144 to have a material impact on its financial position or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

2. Marketable Securities

The Company classifies its marketable securities as available-for-sale securities. Available-for-sale securities are measured at fair value, with net unrealized gains and losses reported in equity. At December 31, 2001, the net unrealized loss, net of a deferred income tax benefit of $51,949, was $76,024. At December 31, 2000, the net unrealized loss, net of a deferred income tax benefit of $30,576, was $44,746. At June 30, 2000, the net unrealized loss, net of a deferred income tax benefit of $3,710, was $5,429. There were no sales of marketable securities during the year ended December 31, 2001 and the six-month period ended December 31, 2000. During the year ended June 30, 2000 the Company sold securities having a cost basis of $200,000 for $153,394, resulting in a realized capital loss of $46,606.

3. Other Current Assets

Other current assets at December 31, 2001 and 2000 consists of the following:

	2001	2000
Prepaid income taxes	$ 172,641	$ 70,694
Other prepaid items	30,034	38,306
Deferred income taxes	104,423	106,451
	$307,098	$215,451

4. Equipment and Leasehold Improvements

Equipment and leaseholds at December 31, 2001 and 2000 consists of the following:

	2001	2000
Machinery and equipment	$1,841,070	$1,836,795
Leasehold improvements	232,877	232,877
	2,073,947	2,069,672
Less accumulated depreciation	1,443,474	1,321,979
	$ 630,473	$ 747,693

5. Short-Term Debt

The Company has $1,000,000 borrowing available under a line of credit agreement with PNC Bank, National Association. Borrowings under the line bear interest at the prime rate or the Euro-Rate plus 2%, as may be selected by the Company, and are secured by substantially all of the assets of the Company. There were no borrowings under the line of credit during the year ended December 31, 2001. No amounts were outstanding under the line of credit at December 31, 2001.

Previously, the Company had a $750,000 borrowing available under a line of credit agreement with National City Bank of Pennsylvania. Borrowings under this line were at the prime rate, and were secured by substantially all of the assets of the Company. There were no borrowings under this line of credit during the six months ended December 31, 2000. No amounts were outstanding under the line of credit at December 31, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

6. Other Accrued Liabilities

Other accrued liabilities at December 31, 2001 and 2000 consists of the following:

	2001	2000
Accrued income taxes	$ 425	$ 163
Accrued commissions	42,603	53,398
Accrued salaries, wages, and withholdings	184,735	200,389
Accrued environmental remediation costs	-	50,000
Other accrued items	92	9,565
	$227,855	$313,515

7. Long-Term Debt

Long-term debt at December 31, 2001 and 2000 consists of the following:

	2001	2000
Installment loans, collateralized by vehicles,
payable in monthly installments aggregating
$1,895 and $524 at December 31, 2001 and
2000, respectively	$44,925	$ 7,714
Less current maturities	(15,431)	(7,714)
Long-term debt	$ 29,494	$ -

The aggregate maturities of all long-term debt during each of the four years ending December 31, 2005 are $15,431, $14,864, $13,025 and $1,605, respectively.

8. Operating Leases

The Company has entered into several operating lease agreements, primarily relating to real estate and equipment. These leases are noncancelable and expire at various dates through December 2002. Leases that expire generally are expected to be renewed or replaced by other leases. Future minimum rental payments for the remaining years under these operating leases are as follows:

Year ending
December 31,
2002	$64,547
2003	7,422
2004	1,856

Total rent expense under operating leases for the year ended December 31, 2001 was $105,596, and was $48,547 for the six-month period ended December 31, 2000. Rent expense for the year ended June 30, 2000 was $92,862.

9. Employee Savings Plan

The Company has a savings plan, available to substantially all employees, which permits participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Company has a discretionary 50% match that is limited to 6% of the employee's compensation and may, at its discretion, make additional contributions to the plan. In connection with the discretionary match, the Company's contribution to the plan for the year ended December 31, 2001 was $44,722, and was $20,733 for the six-month period ended December 31, 2000. The Company's contribution to the plan for the year ended June 30, 2000 was $19,924. There were no additional discretionary contributions to the plan during the periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

10. Related Party Transactions

The Company leases their corporate headquarters facility located in Bradford, Pennsylvania from a stockholder and Director. This lease agreement expires July 2002 and is renewable at the then fair rental value for a five-year period. In addition to the annual rental, the Company is responsible for the real estate taxes, insurance and other occupancy expenses applicable to the leased premises. Rent expense under this operating lease was $80,000 during the year ended December 31, 2001, and was $40,000 during the six-month period ended December 31, 2000. Rent expense under this operating lease was $80,000 during the year ended June 30, 2000. The minimum rental commitment under this agreement is included with the Company's other operating leases as described in Note 8 of the financial statements.

The Company also receives certain legal and cleaning services from enterprises that are related to the Company because they have directors or officers who are also directors or officers of the Company. The total payments made by the Company to such law firm for legal services was $34,489 for the year ended December 31, 2001, and was $267 for the six-month period ended December 31, 2000. The total payment made by the Company to such law firm for legal services was $4,310 for the year ended June 30, 2000. The total payments made by the Company for cleaning services was $25,648 for the year ended December 31, 2001, and was $12,824 for the six-month period ended December 31, 2000. The total payments made by the Company for cleaning services was $25,648 for the year ended June 30, 2000.

11. Income Taxes

For the year ended December 31, 2001, the six-month period ended December 31, 2000 and the year ended June 30, 2000, earnings before income taxes were $33,086, $676,307 and $670,104, respectively. The provision for income taxes consists of the following:

	Year ended	Six months	Year ended
	December 31,	December 31,	June 30,
	2001	2000	2000
Current
Federal	($2,068)	$109,133	$305,198
State	425	25,433	103,292
Deferred (benefit), net	14,718	136,937	(132,874)
	$ 13,075	$ 271,503	$ 275,616

The difference between the provision for income taxes and the amounts computed by applying the federal income tax rate in effect consists of the following:

	Year ended	Six months	Year ended
	December 31,	December 31,	June 30,
	2001	2000	2000
Statutory federal income tax	$11,249	$229,944	$227,835
State income taxes, net of federal tax benefit	280	44,592	44,183
General business tax credit	(4,730)	(9,369)	(11,059)
Other items	6,276	6,336	14,657
	$13,075	$271,503	$275,616

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

11. Income Taxes - Continued

At December 31, 2001 and 2000, the net deferred tax asset (liability) component consists of the following:

	2001	2000
Unrealized loss on available-for-sale securities	$ 51,950	$ 30,576
Allowance for doubtful accounts	15,019	16,237
Accrued compensation	26,919	28,806
Accrued environmental remediation costs	-	20,297
Capital loss carry forward	10,535	10,535
Depreciation of equipment and leaseholds	(72,173)	(80,856)
	$ 32,250	$ 25,595
Balance Sheet Classification
Current asset	$104,423	$106,451
Noncurrent liability	(72,173)	(80,856)
	$ 32,250	$ 25,595

12. Environmental Matters

The Company formerly owned and operated a manufacturing facility in the Borough of Lewis Run, Pennsylvania. The facility and surrounding property were sold in 1997. Subsequent to the sale, the purchaser of the property conducted certain environmental testing, and detected contamination of the soil and groundwater on the property. In addition, the Pennsylvania Department of Environmental Protection ("DEP") sampled the nearby municipal well, used as a secondary source of water supply for the Borough of Lewis Run, and detected contamination in the well. In addition, several remediations of adjacent and upgradient properties have previously been conducted by current and former owners of those properties to address contamination at those locations.

On February 1, 2000, the Company entered into a Consent Order and Agreement ("Agreement") with the DEP. The Agreement required the Company to conduct an investigation of the contamination on and adjacent to its former property, and to evaluate remedial alternatives to address the contamination found. The Agreement also required the Company to identify and evaluate both interim and permanent options to replace or treat the water from the municipal well. The Company did not commit in the Agreement to remediate contamination found on the property or to implement any permanent solution to replace the municipal well. One of the purposes of the investigation was, in fact, to try and determine if the source of some or all of the contamination is one or more of the upgradient properties.

The Company's consultant, Civil and Environmental Consultants, Inc. ("CEC"), subsequently submitted to the DEP a Work Plan for the investigation and conducted a soil, groundwater, and surface water investigation. Upon completion they presented their report and findings to the DEP. In February 2001, the DEP reviewed the information developed by CEC on behalf of the Company, related to the groundwater contamination at the municipal well site in Lewis Run, Pennsylvania. Based upon the findings and review by the DEP, the Company does not consider itself a responsible party. The DEP notified the Company through correspondence, dated February 23, 2001, that it has decided to pursue additional site investigation, including a study of potential sources of groundwater contamination, upgradient of the Company's former manufacturing facility. In addition, the DEP rescinded the February 1, 2000 Consent Order and Agreement. Accordingly, the Company is no longer responsible for carrying out any additional requirements of that Agreement.

During the year ended June 30, 2000, the Company incurred approximately $59,069 in professional fees relating to this environmental matter, which was charged to operations as an expense. In addition, the Company accrued $345,000 as its best estimate as of June 30, 2000 of its obligation of conducting the investigation on and adjacent to its former property, including the possible cost of remedial alternatives to address contamination found, and included this amount in "other accrued liabilities" on the consolidated balance sheet as of June 30, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

12. Environmental Matters - Continued

During the six-month transition period ended December 31, 2000, the Company incurred $38,708 in professional fees relating to this environmental matter, which was charged against the Company's liability accrual that was previously reserved at June 30, 2000. Because the Company is no longer responsible for carrying out any additional requirements of the February 1, 2000 Consent Order and Agreement with the DEP, the Company revised the liability accrual for its estimate of remaining fees and costs to be incurred relating to this matter. The remaining accrued liability was estimated to be $50,000 as of December 31, 2000. The revised estimate resulted in a credit to operating expense in the amount of $256,292 for the six-month period ended December 31, 2000.

During the year ended December 31, 2001, the Company incurred $31,400 in professional fees relating to this environmental matter, which was charged against the Company's estimated liability accrual at December 31, 2000. As of December 31, 2001, the Company estimates it has no further liability relating to this environmental matter and has therefore credited to operating expense the remaining unused portion of the liability accrual in the amount of $18,600 for the year ended December 31, 2001.

13. Common Stock Options

The Company has an incentive stock option plan for the granting of options to purchase up to 50,000 shares of the Company's common stock, of which 41,000 shares have been reserved for granting to employees, and 9,000 shares have been reserved for granting to nonemployee Directors. Under the plan, the option price for any option may not be less than the market price of the Company's Common Stock on the date of the grant. The options become exercisable on the date of grant and generally expire five years or ten years from the date of the grant. At December 31, 2001, options to purchase 43,750 shares of Common Stock were available for grant under the Company's stock option plan. A summary of the Company's stock option activity for the period July 1, 1999 through December 31, 2001 is as follows:

	Number		Option Price
	of shares		Weighted
	Under option	Per share	Average	Aggregate
Outstanding-June 30, 1999	12,500	$2.34-4.88	$3.67	$45,883
Granted during the year	375	4.31	4.31	1,616
Exercised during the year	(1,125)	2.33-3.80	2.89	(3,255)
Forfeitures and expirations	(3,625)	2.33-4.88	3.50	(12,680)
Outstanding-June 30, 2000	8,125	$2.33-4.88	$3.88	$31,564
Granted during the period	-	-	-	-
Exercised during the period	-	-	-	-
Forfeitures and expirations	(750)	2.34	2.34	(1,755)
Outstanding-December 31, 2000	7,375	$2.33-4.88	$4.04	$29,809
Granted during the period	1,125	2.50	2.50	2,813
Exercised during the period	-	-	-	-
Forfeitures and expirations	(3,375)	2.33-4.88	3.64	(12,255)
Outstanding-December 31, 2001	5,125	$2.33-4.88	$4.04	$29,809
Exercisable-December 31, 2001	5,125	$2.33-4.88	$4.04	$29,809

During the year ended December 31, 2001, the weighted average fair value of options granted amounted to $1.26 per share. No options were granted during the six-month period ended December 31, 2000. During the year ended June 30, 2000, the weighted average fair value of options granted amounted to $1.87 per share. At December 31, 2001, the weighted average remaining contractual life of outstanding options was 5.7 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

13. Common Stock Options - Continued

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") requires use of option valuation models that were not developed for use in valuing employee stock options.

Pro forma information regarding net income and earnings per share, required by SFAS No. 123, has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for options granted was estimated at the date of the grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.1%; volatility factor of the expected market price of the Company's Common Stock of 0.53; dividend yield of 2.4%; and a weighted average expected option life of 5 years. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. For the year ended December 31, 2001, the six-month period ended December 31, 2000, and the year ended June 30, 2000, the Company's reported and pro forma net earnings and earnings per share are as follows:

	Year ended	Six months	Year ended
	December 31,	December 31,	June 30,
	2001	2000	2000
As reported:
Net earnings	$20,011	$404,804	$394,488
Earnings per common share
Basic	$.02	$.41	$.40
Diluted	$.02	$.40	$.39
Pro forma:
Net earnings	$19,157	$404,804	$394,066
Earnings per common share
Basic	$.02	$.41	$.40
Diluted	$.02	$.40	$.39

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

The Board nominated all of the current directors for re-election at the Annual Meeting. Each director elected will serve until the next annual meeting of stockholders when his or her successor has been elected and qualified, or until the director's earlier resignation or removal. All nominees have indicated their willingness to accept election, and management has no reason to believe that any of the nominees named below will be unable or unwilling to serve. The proxies will not be used for a greater number of persons than the number so named. Under New York law, the affirmative vote of the holders of a plurality of the votes cast at the Annual Meeting is required to elect a nominee as a Director. Set forth below are each nominee's name, current principal occupation (which has continued for at least five years unless otherwise indicated) and certain other biographical information.

Directors

Douglas S. Bell (age 52) has been a Director of the Company since 1988. Since November 1994 he has been Chairman of the Board of Directors and President and Chief Executive Officer of the Company. In November 2001, he was appointed the Company Treasurer. Mr. Bell has held various positions and served as a Director of the Company's wholly owned subsidiary, Control Chief Corporation. Mr. Bell is a graduate of Clarion University of Pennsylvania and is the son-in-law of Mr. C. Lawrence Shields, a Director of the Company.

David I. Cohen (age 50) has been a Director of the Company since May 2001. He has been a Director/Partner in the law firm of Cohen & Grigsby, P.C. since 1999. Prior to joining Cohen & Grigsby, P.C., from 1995 to 1999, Mr. Cohen was a partner at Titus & McConomy. Mr. Cohen graduated from West Virginia University with a BSBA degree in accounting and his JD from the University of Pittsburgh in 1976. Mr. Cohen is a member of the Pennsylvania and Florida Bar Associations.

Mark A. George (age 49) has been a Director of the Company since May 2001. Since 1998 he has been Vice President of Sales and Marketing for Cutco International, Inc., an Olean, NY based subsidiary of Alcas Corporation. He is also a Director of Cutco Korea and Cutco Australia, international branch operations. From 1995 to 1998 he was the Sales Director for International Sales for Cutco. Mr. George graduated from the University of Pittsburgh with a Bachelor's degree in political science with an Asian concentration.

Craig A. Hartburg (age 45) has been a Director of the Company since October 1999. Since 1995 he has been President of Servco Services, Inc., a Bradford, PA based Company. Mr. Hartburg is a graduate of the University of Pittsburgh with a BA degree in economics and political science.

C. Lawrence Shields (age 75) has been a Director of the Company since 1983. He was Chairman of the Board of Directors from 1986 to 1994. In 1971, Mr. Shields founded Control Chief Corporation and served as President and Director until May 1990. Mr. Shields is the father-in-law of Mr. Douglas S. Bell, Chairman and a Director of the Company.

The executive officers of the Company are set forth below. All executive officers are elected at the annual meeting or interim meetings of the Board of Directors. No arrangements or understanding exists between any executive officer and any other person pursuant to which he was elected as an executive officer.

Executive Officers

Douglas S. Bell (age 52) has been a Director of the Company since 1988; Chairman of the Board, President, Chief Executive Officer, and Treasurer of the Company; Director and executive officer with Control Chief Corporation.

David I. Cohen (age 50) has been a Director and Secretary of the Company since May 2001.

ITEM 10. EXECUTIVE COMPENSATION

Executive Compensation

Summary Compensation Table. The following table sets forth the compensation paid to the Chief Executive Officer and other executive officers whose total annual salary and bonus exceeded $100,000 for services rendered to the Company and its subsidiary (Control Chief Corporation) during the periods indicated.

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
				Other	Restricted	Securities
				Annual	Stock	Underlying	LTIP	All Other
Name and		Salary	Bonus	Compensation	Awards	Options/	Payouts	Compensation
Principal Position	Year	($)	($)	($)	($)	SARs (#)	($)	($)(1, 2)
Douglas S. Bell	2001	227,145	20,000	0	0	0	0	8,056
Chairman, CEO	2000	227,974	50,000	0	0	0	0	3,680
and Treasurer	1999	206,862	0	0	0	0	0	2,610

Michael A. Zurat	2001	101,327	20,000	0	0	0	0	3,629
Executive VP	2000	100,408	10,000	0	0	0	0	2,250
(deceased 1-27-02)	1999	88,695	21,500	0	0	0	0	738

(1) Includes employer contributions made under the nondiscriminatory 401(k) feature of the Company's Profit Sharing Plan. For 2001 Mr. Bell - $5,279; Mr. Zurat - $3,000.

(2) Includes life insurance premiums paid by the Company on behalf of the employee. For 2001 Mr. Bell - $2,777; Mr. Zurat - $629.

Stock Options

2001 Option Grants. The following table shows information regarding grants of stock options in 2001 to the named executive officers.

Number of
	Securities	Percent of Total
	Underlying	Options/SARs
	Options/SARs	Granted to	Exercise or
	Granted	Employees in	Base Price	Expiration
Name	#	Fiscal Year	($/Share)	Date
Douglas S. Bell	None	N/A	N/A	N/A
Michael A. Zurat	None	N/A	N/A	N/A

Option Exercise Table. The following table shows information regarding the value of options exercised during 2001 and certain information about unexercised options at year-end.

Number of Securities
			Underlying Unexercised		Value of Unexercised
	Options Exercised		Options on		In-the-Money Options on
	During 2001		December 31, 2001		December 31, 2001 ($)(1)
	Shares	Value
	Acquired On	Realized
Name	Exercise	($)(2)	Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas S. Bell	0	0	1,250	0	0	0
Michael A. Zurat	0	0	0	0	0	0

(1) Value represents the difference between the exercise price and the market value of Common Stock of $2.35 on December 31, 2001. An option is "in-the-money" if the market price of Common Stock exceeds the exercise price.

(2) Value represents fair market value at exercise minus the exercise price.

Employment Agreement

Mr. Douglas S. Bell and the Company entered into a ten-year employment agreement, pursuant to which Mr. Bell serves as Chief Executive Officer and President of the Company. Mr. Bell currently receives an annual base salary of $225,000. In addition, Mr. Bell may receive performance-based annual increases and/or bonuses. Mr. Bell is also entitled to employee benefits generally made available to other officers of the Company. The term of the employment agreement commenced as of June 1, 1999 and continues through May 31, 2009, unless it is terminated early as defined in the agreement due to the death or disability of Mr. Bell, by the Company for "cause", or the sale of all or substantially all of the assets of the Company. In the event of such termination, the Company has no further liability to Mr. Bell, other than for earned but unpaid compensation.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding beneficial ownership of the Company's Common Stock as of February 28, 2002 by each director and nominee, the Company's Chief Executive Officer, and all executive officers and directors as a group. No other current executive officer received aggregate remuneration in excess of $100,000 during 2001. All persons listed below have sole voting and investment power with respect to their common stock unless otherwise indicated.

Securities Owned By Management

			Total
	Shares of	Common	Beneficial
	Common	Stock	Ownership of	Percentage of
	Stock	Options	Common Stock	Common Stock
Beneficial Owner	Owned	Owned	Outstanding	Outstanding
Douglas S. Bell (1) (2) (3)	427,050	1,250	428,300	43.40%
David I. Cohen (4)	-	375	375	0.04%
Mark A. George (4)	-	375	375	0.04%
Craig A. Hartburg (5)	156	750	906	0.09%
C. Lawrence Shields	625	-	625	0.06%
All Officers, Directors and
Nominees as a Group
(5 persons)	427,831	2,750	430,581	43.63%

(1) Includes 421,894 shares held with spouse as joint tenants with rights of survivorship.

(2) Includes 5,156 shares of common stock held by Mr. Bell as trustee for custodial account for his minor child.

(3) Includes 1,250 shares of common stock subject to acquisition upon exercise of outstanding options granted in 1997.

(4) Includes 375 shares of common stock subject to acquisition upon exercise of outstanding options granted in 2001.

(5) Includes 750 shares of common stock subject to acquisition upon exercise of outstanding options.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company leases from C. Lawrence Shields and Dorothy V. Shields its 20,000 square foot office building and approximately 2.5 acres of land located at 200 Williams Street, Bradford, PA. Mr. C. Lawrence Shields is a Director of the Company. This lease agreement expires July 2002 and is renewable at the then fair rental value for a five-year period. During the year ended December 31, 2001, the Company paid $80,000 in rental fees and $17,835 in real estate taxes. Mr. C. Lawrence Shields is a Director of the Company.

Cohen & Grigsby, P.C. performed legal services for the Company during the year ended December 31, 2001. This law firm is expected to continue to perform such services during the current year. David I. Cohen, a Director of the Company, is a partner in this law firm. The total payments made by the Company to this law firm for legal services were $34,489 for the year ended December 31, 2001.

Servco Services, Inc. performed cleaning services for the Company's office and manufacturing facility during the year ended December 31, 2001 and is expected to continue to perform such services during the current year. Craig A. Hartburg, a Director of the Company, is the President of Servco Services, Inc. The total payments made by the Company to Servco for cleaning services were $25,648 for the year ended December 31, 2001.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

The following Exhibits are filed herewith or incorporated by reference herein. (For incorporation references, see Exhibit Index attached hereto.)
Exhibit
3-1	Certificate of Incorporation of Digimetrics, Inc.
3-2	By-laws of Digimetrics, Inc.
3-3	Certificate of Amendment of the Certificate of Incorporation of Digimetrics, Inc.
4-1	Specimen of Common Stock Certificate.
10-1	Digimetrics/Control Chief Amended and Restated Profit-Sharing Plan Adoption Agreement and Plan Document.
10-2	Agreement for Purchase and Sale between C. Lawrence Shields and Dorothy V. Shields for the real estate located at 200 Williams Street, Bradford, PA.
10-3	Lease Agreement dated July 15, 1992 between C. Lawrence Shields and Dorothy V. Shields for the real estate located at 200 Williams Street, Bradford, PA.
10-4	1994 Stock Option Plan.
10-5	Douglas S. Bell Employment Agreement.
21-1	Subsidiaries of the Registrant.
23-1	Consent of Independent Auditors.

(b) Reports on Form 8-K.

The Registrant filed no Reports on Form 8-K during the reporting period.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Control Chief Holdings, Inc.
(Registrant)
Date: March 28, 2002	By: /s/ Douglas S. Bell
Douglas S. Bell
Chairman of the Board, Chief Executive
Officer, President and Treasurer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Douglas S. Bell	Chief Executive Officer,	March 28, 2002
Douglas S. Bell	Treasurer and Director
/s/ David I. Cohen	Director	March 28, 2002
David I. Cohen
/s/ Mark A. George	Director	March 28, 2002
Mark A. George
/s/ Craig A. Hartburg	Director	March 28, 2002
Craig A. Hartburg
/s/ C. Lawrence Shields	Director	March 28, 2002
C. Lawrence Shields

INDEX OF EXHIBITS

No.	Exhibit	Location
3-1	Certificate of Incorporation	Incorporated by reference from
	of Digimetrics, Inc.	Digimetrics, Inc.'s Registration
Statement on Form 10
File No. 0-15919 ("Form 10")
3-2	By-laws of Digimetrics, Inc.	Incorporated by reference from Digimetrics, Inc.'s Form 10
3-3	Certificate of Amendment of	Incorporated by reference from
	the Certificate of Incorporation	Form 10-KSB for the fiscal year
	of Digimetrics, Inc.	ended June 30, 1993 as Exhibit 3-3
4-1	Specimen of Common Stock Certificate	Incorporated by reference from
Digimetrics, Inc.'s Form 10
10-1	Digimetrics/Control Chief Amended and Restated Profit-Sharing Plan Adoption Agreement and Plan Document	Incorporated by reference from Form 10-KSB for the fiscal year ended June 30, 1994 as Exhibit 10-2
10-2	Agreement for Purchase and Sale between C. Lawrence and Dorothy V. Shields for the real estate at 200 Williams Street, Bradford, PA	Incorporated by reference from Form 8-K filed on July 27, 1982 as Exhibit 2-1
10-3	Lease Agreement dated July 15, 1992 Between C. Lawrence and Dorothy V. Shields for the for the real estate at 200 Williams Street, Bradford, PA	Incorporated by reference from Form 8-K filed on July 27, 1992 as Exhibit 2-2
10-4	1994 Stock Option Plan	Incorporated by reference from 1994 Proxy, Exhibit A
10-5	Douglas S. Bell Employment Agreement	Incorporated by reference from Form 10-KSB for the fiscal year Ended June 30, 1999 as Exhibit 10-5
21-1	Subsidiaries of the Registrant	Filed herewith
23-1	Consent of Independent Auditors	Filed herewith

SUBSIDIARIES OF THE REGISTRANT Exhibit 21-1

Control Chief Corporation

100% - Owned by Control Chief Holdings, Inc.

Incorporated in the State of Pennsylvania

CONSENT OF INDEPENDENT AUDITORS Exhibit 23-1

We consent to the incorporation by reference in the Registration Statement on Form S-8 dated April 25, 1995 pertaining to the Control Chief Holdings, Inc. Stock Option Plan of 1994, of our report dated January 24, 2002, with respect to the consolidated financial statements included in this Form 10-KSB of Control Chief Holdings, Inc.

/s/ DIEFENBACH DELIO KEARNEY & DEDIONISIO

CERTIFIED PUBLIC ACCOUNTANTS

Erie, Pennsylvania

March 22, 2002

EXHIBIT 3

to

SCHEDULE 13E-3 TRANSACTION STATEMENT

Valuation Report.

See attached.

VALUATION REPORT

CONTROL CHIEF HOLDINGS, INC

Valuation Date: December 31, 2001

Report Date: April 29, 2002

Prepared By:

HILL, BARTH & KING LLC

Hill, Barth & King LLC

7680 Market Street

Boardman, Ohio 44512

(330) 758-8613 PHONE

(330) 758-0357 FAX

www.hbkcpa.com

April 29, 2002

Board of Directors

Control Chief Holdings, Inc.

200 Williams St. P.O. Box 141

Bradford, Pa. 16701

Section 1. THE VALUATION REPORT SUMMARY

1.1 The Valuation Assignment

Hill, Barth & King LLC has been engaged by Control Chief Holdings, Inc. to estimate the fair value of 100% of shareholder equity and the corresponding per share value of one common voting share ("the subject interest"), in CONTROL CHIEF HOLDINGS, INC. ("Control Chief" or "the Company") on a control basis as of December 31, 2001 ("the valuation date"). The Company's only equity security is the common, voting share.

1.2 Description of the Subject Interest and the Fair Value Standard of Value

The objectives of this valuation are to present a financial and economic analysis of Control Chief, a New York corporation, to determine the fair value of one common voting share value on a control basis. The standard of value used herein, fair value, is the statutory standard of such value defined by the state of New York.

The Company is a publicly owned company listed and traded on the NASDAQ Small-Cap Market under the trading symbol DIGM, related to the Company's former name Digimetrics, Inc. In 1992, the Company changed to its name to Control Chief Holdings, Inc. The Company is the sole shareholder of Control Chief Corporation, an operating company and Pennsylvania corporation that generates revenues and expenses reported by the holding company.

While described by statute, the meaning of fair value has often been left by state legislatures to be defined judicially. Courts have generally concluded that fair value is the functional equivalent of a controlling interest (i.e., a pro rata portion of the value of the enterprise of a whole). Courts reaching this conclusion have typically not allowed consideration of either a minority interest discount or a lack of marketability discount in fair market valuations.

While we have valued the Company based on a going concern assumption, we have considered the market value of assets less liabilities that could be realized by the controlling interest.

1.3 Purpose and Use of the Valuation

The purpose of this valuation is to estimate the fair value of the subject interest.

This valuation is being prepared for stock redemption purposes.

This Report is not intended to be investment advice and its contents should in no way be construed as such. The Report is for the exclusive use of Control Chief Holdings, Inc. We assume the use of this Report to be restricted as agreed to in our Engagement Letter with the Company.

1.4 Date of Valuation and the Valuation Report Date

The valuation date is December 31, 2001. The Valuation Report ("the Report") date is April 29, 2002.

1.5 Ownership and Control as of the Valuation Date

Ownership of Control Chief as of the valuation date is summarized in the Exhibit below.

OWNERSHIP AS OF DECEMBER 31, 2001

Shareholder	# of Shares	Ownership
Douglas S. Bell	427,049	43.2745%
Patrick Shields	16,535	1.6756%
Daniel Shields	15.468	1.5674%
Hawk Sales	12,968	1/3141%
Lawrence Rocco	9,279	0.9403%
Shareholders holding:
3,000 to 4,999 shares	20,701	2.0977%
1,000 to 2,999 shares	11,436	1.1589%
500 to 999 shares	8,651	0.8766%
400 to 499 shares	3,549	0.3596%
300 to 399 shares	17,683	1.7919%
100 to 299 shares	14,881	1.5079%
Less than 100 shares	18,225	1.8468%
Shares held in "street name"	404,729	41.0128%
Unclaimed shares	5,683	0.5759%
Total Shares outstanding	986,837	100.00%

No formal shareholder agreement exists that sets forth the rights and restrictions of shareholders. No restrictions exist on the right to transfer shares except for SEC restrictions only applicable to the largest shareholder, Douglas Bell, CEO and President.

1.6 Principal Sources of Information

In the course of our valuation process and preparation of this Report, we interviewed Company management ("management") about the Company's assets and liabilities, market and investment opportunities and risks, and management's outlook for the Company as of the valuation date. Management provided us various Company, market, industry and other background material. We were supplied with the Company's information about appraised values of the Company's tangible assets. We have been provided with SEC Forms 10-KSB that include the Company's audited financial statements for the years ended June 30, 1996 through 2000, the short, six-month transition period ended December 31, 2000, and the year ended December 31, 2001. The financial statements were audited by the Company's independent CPA firm, Diefenbach, Delio, Kearney & DeDionisio, of Erie, Pa. Management provided projected revenues and expenses for 2002.

We have relied upon, without independent verification, the accuracy, completeness and fairness of the information that was provided to us by the Company's management and its representatives.

1.7 Basic Principles of Valuation

One fundamental component of the concept of fair value is the absence of a willing seller similar to the willing seller under the fair market value standard. Fair value assumes a willing buyer and an unwilling seller, the latter being under compulsion to transact. The impact of an actual or hypothetical market transaction is not considered; rather, the concept of fairness to the seller is a relevant consideration along with the inability to keep the stock. Under the standard of fair value, "the valuation is intended to be 'equitable' for a disadvantaged party (and the level of value is) a pro rata portion of the control value of the enterprise."

The control level of value represents that value of ownership exercising a greater-than-50% voting interest of the entity; therefore, a fair value appraisal determines per share value as if the owner possessed powers and prerogatives of control. Such per share value is typically greater than freely traded value. In determining control value, consideration will be given to factors normally considered by control investors, including net asset value (assets marked to market value less liabilities), earnings and net cash flow capabilities given market and competitive risks, and the prices established in actual transactions of controlling blocks of the same or sufficiently similar securities.

Fair value is determined as of a specific date and is based upon the significant relevant facts, market conditions and business factors known at the valuation date and considered to affect the subject company and ownership interest being valued, including prospective operations.

Our valuation of the Company has considered both external and internal factors exerting influence on the Company and affecting fair value. Our economic and financial study included external factors, reported elsewhere in the Report, such as :

  General economic conditions that prevailed and were reasonably expected as of the valuation date

  Conditions, trends and opportunities within the Company's industry and industries it is dependent on

  The perceived investment quality of the Company's securities at the control level of value

Our study considered internal factors about the Company, reported elsewhere in the Report, such as:

  Market value of assets, earnings and net cash flow capacity and market opportunities from the perspective of the control investor.

Business valuation is not a precise and exact undertaking. Assumptions, estimates, judgment and common sense play important roles in the final determination of value. As the valuators, we must combine independence, objectivity, adequate research and rigorous and unbiased examination of the relevant facts and circumstances in our valuation analyses to determine a reliable and reasonable estimate of fair value.

1.8 Assumptions and Limiting Conditions

  For this engagement it was stipulated that Hill, Barth & King LLC may rely on information provided by management and Company representatives. Management represented that this information is complete and correct. If this information is incorrect or incomplete, then our valuation is invalid.

  Our valuation services were not intended to disclose any fraud, irregularities, or noncompliance with the any corporate by-laws; and our Report cannot be relied on for such disclosures that may exist without our knowledge.

  Hill, Barth & King LLC assumes that Control Chief and its management are complying with corporate by-laws and applicable federal, state and local laws.

  We have been informed by management that the Company is undertaking a recapitalization of the Company that will entail the repurchase of minority shares at fair value, delisting of the Company and implementation of a "going private" process. We have valued the subject interest under the assumption that current management will remain in place and that no sale of the Company is likely for the foreseeable future.

  The opinions and conclusions in this Report are supported by research, analysis and informed judgment of the analyst. There is no guarantee that this Report's opinion of value of the subject interest will be accepted by all users of the Report.

  This Report and any of the information, analyses or conclusions contained herein are not intended to be investment advice and should not be construed as such.

A detailed listing of Assumptions and Limiting Conditions are in Appendix A.

1.9 The FINAL CONCLUSION OF FAIR MARKET VALUE

In developing an estimate of fair value, we applied the Single Period Capitalization Method, an income approach to valuation, and the Adjusted Book Value Method, an asset-based approach, as presented in Sections 5 and 6 of this Report. This Valuation Report represents the valuation process necessary to the estimation of value in its entirety.

Based on our economic and financial analysis of relevant factors and information related to Control Chief, our study and analyses as presented in this Report, and with consideration of the assumptions and limiting conditions referred to in the Report, after application of the methologies reported herein, and as reported in Section 6.1, it is our considered opinion that as of December 31, 2001, the Fair Value of one (1) common voting share on a control basis, was THREE DOLLARS AND SEVENTY-THREE CENTS per share.

The undersigned is a qualified business valuator using his best efforts to comply with applicable laws and valuation standards. The VALUATION REPORT SUMMARY may not be considered independent from the attached Valuation Report.

/s/ Joseph J.Evans
Joseph J. Evans, ABV, CVA, CPA

Section 2. GENERAL ECONOMIC CONDITIONS AT THE END OF YEAR 2001

The financial performance of a business is affected in various ways by external factors, including the general conditions of the U.S., and, perhaps, regional and local economies. Consideration of economic conditions assists in the assessment of growth, risk and the economic circumstances in which the company is likely to operate in future years. As an investor uses economic information and financial data, and considers near- and long-term trends as well as the outlook for a particular industry, the valuator, acting as a proxy for the willing buyer and willing seller, assesses these valuation factors.

    The National Economy and Outlook at the End of 2001

    According to the National Bureau of Economic Research (NBER), the historic U.S. economic expansion begun in the early 1990s ended officially in March 2001. Economic fundamentals were weakening prior to March; most broad measures of economic activity were showing signs of weakness at the end of the first quarter to mid-2000. Investment and manufacturing were particularly weak. 2001 was a watershed year in which prior policies and economic factors finally knocked the wind out of U.S. performance.

    The slowdown that seemed to hit unexpectedly hard in early 2001 resulted from tightening of monetary policy (i.e., interest rate hikes) during June 1999 through May 2000, substantial energy price increases during 1999 and 2000, historic stock price declines and downward market adjustments from over-valuations, and an increasing tax burden. After roughly one-and-one-quarter years of slowdown, by mid-2001 some economic factors and indicators had bottomed out and began to moderate and stabilize; but then the terrorist attacks of September 11, 2001 pushed the economy into recession.

    By the end of 2001, the capital markets had generally recovered the September 11th related losses; however, uncertainties about corporate earnings and the quality of earnings reported left much doubt in investors' minds. Prospects for economic recovery were buoyed by historically low interest rates, lower and somewhat stable energy prices, and the implementation of tax cuts last spring. At year-end, signs of post-September 11 bottoming emerged.

    In the January 29, 2002, Wall Street Journal, in his "Global View" column, George Melloan wrote: "There are signs that the U.S. economy is rolling out of the readjustment that began early last year. This huge $10 trillion powerhouse for the world has been in a shallow recession and now seems primed for new growth. The latest Univ. of Michigan survey showed consumer optimism sharply improved as the year began, continuing a four-month trend. The Conference Board's newest index of leading economic indicators made the best gain in the last six years." Mr. Melloan sited Fed Chairman Alan Greenspan's interest rate cuts that have added liquidity to the weak U.S. economy and the indications of increasing inventories as signs of more bullish time ahead. However, uncertainty as to more precisely when the recovery will pick up speed counteracts some positive economic signs.

    In summary, despite consensus forecasts of a near-term economic rebound in 2002, and evidence of the U.S. economy having hit bottom, some economic analysts cautioned that at year-end declarations of the end of the downturn were premature. Significant uncertainties and downside risks persisted, suggesting a slow and modest recovery to take hold some time in 2002. The effects of additional national security costs, debt burdens, unemployment and weak corporate spending are sizeable issues that will take time to turn around in 2002. The December 2001 unemployment rate was 5.8%. Inflation remained relatively subdued and the outlook is that it will not become a serious problem. A spike in energy prices could alter the outlook.

    The Public Capital Markets at the End of 2001

Although 2001 followed a terrible year in the stock markets, 2001 proved to be a worse year than 2000 for investors. For 2001, major indices were down across the board:

    The Dow Jones Industrial Average fell 7.1%, or more the 2000's drop of 6.8%
    The S&P 500 fell 11.9%
    The NASDAQ Composite fell 21.1% after dropping 39% in 2000

2001 ended with the stock markets still reflecting high valuations relative to historical ratios, and analysts remained concerned about earnings warnings. By the end of the year, issues about accounting due to the fallout from the Enron stock meltdown made investors wary of the quality of earnings being reported; this could hurt investor confidence going into 2002. If investors become more hesitant, they will remain reluctant to pay for higher multiples of earnings and stock prices even if the economy picks up and fundamentals improve in 2002. Investors are not sure about earnings, accounting and recovery; and stock prices and business values may stall and remain stagnant through 2002.

Investment Scoreboard

How different types of investments have fared recently

10 years ended Dec. 31

	Avg. Annual Return	Best Year	Worst Year	2001 Return
Treasurys-a	7.0%	18.5% ('95)	-3.3% ('94)	6.2%
Corporate Bonds-b	7.7	21.6 ('95)	-3.3 ('94)	9.5
Money-Market Funds	4.5	5.9 ('00)	2.7 ('93)	3.7
Dow Jones Industrials	17.3	36.9 ('95)	-5.4 ('01)	-5.4
S&P 500	14.2	37.6 ('95)	-11.9 ('01)	-11.9
Nasdaq Composite	17.6	85.6 ('99)	-39.3 ('00)	-21.1

Note: Figures are total return except Nasdaq data, which don't include dividends
a- A basket of Treasury securities
b- A basket of investment-grade-rated corporate bonds
Sources: Ryan Labs; iMoneynet Inc.; The Wall Street Journal Market Data Group

Major indexes registered in the "worst in ten years" category as indicated by this Wall Street Journal chart. Stock market weaknesses experienced during 2000 and 2001 have important economic consequences. According to the Congressional Joint Economic Committee's report on current economic conditions at the end of 2001, "(stock market weakness) raises the cost of capital, adversely impacting future investment. And the equity market's 'wealth effect' that boosted consumption in recent years could weaken significantly, and even reverse itself, adversely impacting consumption." Increased debt for both consumers and businesses was manageable during the high growth and employment of the latter 1990s; however, more recently they have become considerable burdens and consumers of diminished cash flows during the last year-and-one-half. These factors indicate weakness in the intrinsic value of public companies at the end of 2001, and, in our opinion, they also indicate general weakness in the investment quality of small public companies like Control Chief Holdings, Inc. Investors are requiring higher returns to compensate for higher economic risk; or else they are remaining on the sidelines. Either way, these economic indicators reflect weaker demand and higher risk investment risk.

2.3 Implications for the Company

The U.S. economy at the end of 2001 was a mixed bag of positive and bad news. The worst of the slowdown and recession appeared to be over, but much investor uncertainty remained about when and how strongly recovery will take hold in 2002.

It is reasonable to infer that the hypothetical investor under the fair market value standard, a financial investor who lacks abnormal economic acumen, was worried about the condition of the U.S. economy at the end of 2001 and would consider economic risk at above-average levels due to the lingering presence of economic uncertainties going forward into 2002.

SECTION 3: OPERATING COMPANY AND INDUSTRY PROFILE

3.1 Business Description of Control Chief Corporation

The general character of the Company is that of a holding company. It is the sole shareholder of Control Chief Corporation, an operating company incorporated under the statutes of the Commonwealth of Pennsylvania. As of the valuation date, the assets of the Company consisted primarily of a 100% equity interest in Control Chief Corporation.

The following description is of Control Chief Corporation that markets, sells and distributes products and services as described later in this Section.

Control Chief Corporation ("CCC", or "the operating company") is located in Bradford, Pa., in the north central part of the state, a generally rural area just south of New York. The Company has a single location and leases 20,000 square feet for corporate headquarters and operating facilities. Facilities are leased from a former corporate officer and shareholder. The facilities were visited for purposes of this valuation. Facilities appeared well maintained and, according to the Company management ("management"), current facilities include space for current operations and anticipated growth, barring any unanticipated developments, for the foreseeable future. The current building lease expires at July 15, 2002. The Company holds an option to renew the lease for an additional five years; as of the valuation date, the Company had not exercised the renewal option. If the Company relocates, its investment in leasehold improvements (see Section 5.12) would be forfeited.

Effective July 1, 1983, all of the outstanding common stock of Control Chief Corporation was acquired by Control Chief Holdings, Inc. in a "stock for stock exchange." At that time, Control Chief Holdings, Inc stock was available for trading in the over-the-counter securities market on the "pink sheets." In May 1987, Control Chief Holdings, Inc. filed a Registration Statement on Form 10 with the Securities and Exchange Commission (SEC). Effective July 25, 1987, Control Chief Holdings, Inc. became a fully registered company with the SEC. Since July 1987, Control Chief Holdings, Inc. stock has been available for trading through the National Association of Securities Dealers on The NASDAQ, Small-Cap Market, listing under the symbol DIGM. The symbol DIGM relates to the Company's former name "Digimetrics, Inc." which was changed in 1992 to its present name "Control Chief Holdings, Inc." Section 5.14 of this Report contains details about the historical stock prices of the Company on the NASDAQ and a history of per share cash dividends.

Effective July 1, 2000, the Company switched from a June 30th fiscal year-end to a December 31st year-end at December 31, 2000. Financial information considered in this study includes the short, six-month period of transition from July 1, 2000 through December 31, 2000.

In June 1999, Douglas S. Bell acquired a 33% ownership interest in the Company from C. Lawrence Shields. Since November 1994, he has been Chairman of the Board of Directors, President and CEO. Mr. Bell has been with the Company for 24 years. At its most recent year-end, December 31, 2001, the Company reported sales revenues of $5.05 million. Financial position, results of operations and cash flows are considered in detail later in Section 4. Generally, the Company has had a profitable history and recorded significant growth in revenues at fiscal year-ends June 1997 and 1998. External factors, primarily changes in the industries in which the operating company generated practically all of its revenues and the national economic slowdown during 2000 and 2001, have reduced current sales levels relative to historical levels. In our economic and financial study, we will look back at five and one-half years of operations, from 2001 back to fiscal year-end June, 1997.

According to Mr. Bell, as of the valuation date neither he nor the Board of directors were considering or planning a sale of the Company.

In recent SEC filings the Company describes CCC operations as follows:

"Control Chief designs, engineers and produces remote control devices for material handling equipment and other industrial applications. These controls use either radio or infrared waves as communications media to transmit control data from portable units to receivers mounted on various types of apparatus. Control Chief markets its products through a network of independent manufacturers' representatives located in key geographical centers throughout the United States, Canada, Central and South America. Products are also sold through direct efforts, distributors, private labeling agreements and licensees."

CCC has expertise and experience in portable remote control systems, radio frequency data links and related products. CCC's technologies and products can be used in a wide range of applications and industries, including:

    Overhead cranes

    Locomotives and other railroad uses

    Water management, and

    Materials handling

3.2 Employees

As of the valuation date, the Company had employees in the following categories with general employee benefits identified below.

  5 employees in engineering and new product development, including 3 engineers. Salaries range from $27,000 to $72,000

  21 employees in manufacturing engineering, manufacturing operations, product services, purchasing, and quality control. Salaries range from $18,000 to $48,000

  11 employees in sales and marketing, including one electrical engineer in technical sales. Salaries range from $21,000 to $72,000

  4 employees in controllership, accounting and administration. Salaries range from $19,000 to $43,000

General employee benefits include:

  Life insurance based on salary

  Vacation from one to three weeks, and paid holidays

  10 sick days and 2 personal days

  401K participation

  Medical insurance

As of the valuation date, no employee is a party to a collective bargaining agreement and the Company believes its relations with employees to be satisfactory.

CCC personnel possess engineering, design and production expertise for sophisticated applications of technologies in services and products that can be taken to various industrial markets. The Company has also committed human resources to an organized marketing program to diversify sales and gain market share in material handling applications.

3.3 Key Personnel

During discussions with management, the following individuals were identified as key employees whose presence is very important to the operations and future success of CCC.

  Douglas S. Bell, 52 years old, President and CEO: Responsible for overall strategic planning, operations and stability of CCC; has been with CCC for 24 years, the last eight as CEO and President; compensation of $225,000 and fringe benefits including retirement, insurance and vehicle allowance; and four weeks vacation.

  Carlyle C. Conn, 46, VP, Sales & Marketing: Responsible for sales and marketing management, budgeting and overall corporate profitability, international sales development and new product development, and coordination of product service/engineering/manufacturing issues; has been with CCC since late 1998; compensation of $65,000 plus bonus based on performance, and fringe benefits including retirement, insurance and vehicle allowance; and two weeks vacation.

  David Higgs, 57, VP, Engineering: Responsible for overall new product design, development and the process to implementation, and oversight of compliance with relevant standards and regulations; has been with CCC for 18 years; compensation of $71,780, and fringe benefits including retirement and insurance; and two weeks vacation.

  Jack Zelina, 52, Manufacturing Manager: Responsible for planning, directing and coordinating various technology manufacturing processes, improving processes, capabilities and quality controls, planning work force utilization and capabilities, oversees manufacturing costs and coordination of activities between various departments; has been with CCC for about one year; compensation of $48,000, and fringe benefits including retirement and insurance; and two weeks vacation.

  Kelly Z. Case, 32, Director of Marketing: Responsible for the coordination of the overall marketing efforts of CCC, including advertising, trade shows, product literature, telemarketing, and all means of corporate promotion and exposure; has been with CCC since 1999; compensation of $37,000, and fringe benefits including retirement and insurance; and two weeks vacation.

3.4 Products and Markets: Changes in Markets and Opportunities

CCC products and expertise are based on more than three decades of design and experience with applications and uses of radio frequency and infrared communications. Control Chief has brand name recognition nationwide in industries that use large, remote controlled cranes and throughout the railroad industry in which locomotives are moved by remote control. According to Mr. Bell, CCC's products provide high performance and reliability. In its strategic plan, Control Chief is said to be known in its markets "as a supplier of high quality custom-engineered systems configured specifically for each application." During the five-and-one-half years studied, the operating company has been using its expertise and experience to diversify into material handling applications.

Remote control is the capability to use a portable control device to operate a piece of equipment without wire connections. Infrared requires pointing the control device at the object to be controlled, similar to remote controlled television. Radio frequency offers a wider range of operation in which the controlled object receives a radio signal. Appendix D includes a sample Company brochure.

Crane Industry

Historically, CCC has served the industrial crane industry and sold sophisticated wireless, radio remote control systems for a wide range of uses. CCC's products have been characterized by quality, long lasting performance and high-end applications. CCC historically differentiated itself from some competitors by its customized applications and complex control units. The operating company exercised pricing power so long as quality was driving the customer's purchasing decisions. The periods studied for this valuation reflect the changes in the crane control market that have adversely impacted CCC. Also, the economic downturn that drastically reduced corporate capital spending had the effect of lowering demand for CCC's products.

As the U.S. manufacturing base has steadily been transferred outside the U.S., the demand for large industrial cranes has diminished. The crane market can be divided into three sections defined primarily by the size, or tonnage capacity, of the crane. CCC has historically sold into the more sophisticated industrial firms in steel making and automobiles using larger cranes. CCC competed effectively by strategically differentiated itself based on expertise with more complex applications. But this high-end market has been steadily shrinking, and demand for CCC's wireless radio remote controls has also fallen. The demand for standard remote control products has increased while custom designed systems like CCC's have been in decline.

The mid-range crane market includes less sophisticated applications for which CCC loses its competitive advantage; as a consequence, it has faced stiffer competition in mid-range applications.

As the U.S. industrial base has changed, more small cranes have been produced and installed in such industries as steel and automobiles. The market for smaller cranes has grown, but it is the low-end of control unit sophistication with lower prices, tighter margins and many more competitors. In these markets, remote control systems are commodity-like, and CCC has little opportunity to solve complex problems and thereby differentiate itself. The customer is very price conscious, and quality is secondary to cost. Mr. Bell pointed out that purchasing agents, not engineers, are making the decisions at this level. CCC's customized solutions are too expensive. Global competition has resulted in decreased prices.

To compete at this level of the crane market, CCC has contracted with an independent manufacturer that produces a basic control unit without frills; CCC can buy these more cheaply than CCC can manufacture them. CCC sells these "off the shelf" when such opportunities arise rather than not having a presence in the emerging small crane market.

Replacement and Repair Parts

Replacement parts required by CCC's customers have provided the operating company with spare part revenue that has been a continuing source of high gross margin revenue for CCC. Currently this is a critical revenue source and contribution to gross margin. This category of sales has allowed the Company to maintain gross margins near 50%; however, management foresees declining spare part revenues as markets and products evolve and change.

Railroad Industry

To serve the railroad industry, the operating company has developed a product line that allows an individual to safely command and control a locomotive away from the cab.

Railroad applications tend to be sophisticated; and receiver units have been stationary in a single locomotive. CCC is working to develop a smaller unit with technology that can be more flexible and transferable, and is an advancement over the fixed mount application. The set up and installation time for railroad projects has been greatly reduced. However, like the high-end crane applications, markets for railroad applications are not growing and may be shrinking. Management believes that in time competitors are likely to match, or copy, CCC's new technology. Although CCC has developed a relationship with the railroad industry, this product line's outlook, like cranes, seems likely to decline.

Material Handling Applications

According to Mr. Bell, CCC's future lies in diversifying more into material handling processes for which CCC's products and expertise have wide ranging applications, including asset management and system interfacing equipment. Because of so many types of material handling processes, potential applications of CCC expertise and technology appear promising. Based on the outlook for the modernizing of material handling in various industries and manufacturing sectors, and the wide spread usage of programmable logic controllers, or PLCs, Mr. Bell feels CCC is well positioned to serve a growing demand in the information technology area of tracking and using information. This outlook is consistent with the Company's "solution-based technology", redefined slightly as "the ability to recognize current market trends and design key components to enable Control Chief to leverage (its) product investment."

Automated processes must have sensors, monitors and controllers that facilitate operation of a particular material handling system. The PLC gathers data about condition of the system, usage, volume and performance. CCC specializes in using technology without wires to transfer the gathered data to a central data base for usage. As an example, CCC has used this technology with a public water authority managing water reservoirs that desired information about amounts of stored water and water transferred; and the information was transferred to a central location by radio frequency without people or interruption. Another example involves users of large equipment with the need for a reliable method to gather maintenance and other key data from existing sensors. CCC technology also offers options for operating the equipment. In the pharmaceutical industry, CCC technologies can be used in conjunction with PLCs to operate and monitor manufacturing processes that precisely mix product materials. Generally, these applications offer cost savings by eliminating wires and payroll expenses in the transfer process; in lieu of these high cost options, the radio frequency technology of CCC may be used. Although Mr. Bell was not very specific about narrow sectors, he sited water supply, manufacturing, and logistics and distribution as three industries with inherent potential for CCC's technologies.

3.5 Research and Development

Mr. Bell stated that in recent years the Company has maintained focused on product R&D as a high priority to sustain the Company and as a critical element in diversification. The R&D budget for 2002 is $182,000. For the years studied, annual R&D expenditures averaged approximately $207,000. The market requires competitive and newer technologies that are better than older versions with more capabilities.

3.6 Sales and Marketing

In recent years Mr. Bell has pushed an organized and coordinated marketing effort that the Company did not have previously. Since August, 1999 the marketing program been coordinated by Ms. Kelly Case. Telemarketing has been introduced along with coordination of various department efforts, web site enhancement and a higher profile at industry functions and trade shows. The Company maintains a sales employee in Salt Lake City to service western U.S. and South American markets. The Company is leveraging its close association with the Allen-Bradley Company, Inc. for more corporate exposure. CCC is becoming more knowledgeable about how to sell its products and who uses PLCs. Given the high priority placed on diversification by Mr. Bell, marketing efforts to inform referral sources, potential customers and markets about CCC capabilities are critically important to future success.

3.7 Competitors

CCC management estimates that globally, there are roughly seventy firms that serve the remote control markets served by CCC. For contracts in the crane industry, the operating company competes primarily with the following entities:

  Cattron-Theimeg, Inc.: Headquartered in Sharpsville, Pa., a large, privately owned company that is a global competitor in the development, manufacture and installation of portable radio remote control systems, radio frequency data links and related equipment

  Telemotive Industrial Controls: Headquartered in Glendale, Ill., promotes itself as "the leading manufacturer of wireless remote controls and anti-collision systems for use on overhead cranes, hoist/monorail sustems, conveyors, locomotives and other material handling applications

Both Cattron and Telemotive are much larger and more fully integrated than CCC. Mr. Bell estimates that there are fifty to sixty other suppliers primarily making commodity-type units. Review of an industry publication such as Hoist, The International Factory Crane Magazine, indicates many firms offering a wide range of remote control capabilities and standard control products.

For contracts in the railroad industry, the operating company competes primarily with the same entities:

  Cattron-Theimeg, Inc.: Cattron acquired Theimeg, a European firm with railroad experience and expertise, and installs remote control technology on locomotives worldwide

  Telemotive Industrial Controls: Competes vigorously with Cattron for Class I, over-the-line railroad applications, and a variety of other industries

  Canac Remote Control Technologies, Inc.: A Canadian company based in Montreal, is located in sixteen cities across North America and supplies remote control technologies to the railroad industry and steel, mining and other industries

Canac, like Cattron and Telemotive, is much larger than CCC. In the railroad industry, CCC has some competitive disadvantages due to lack of size and experience.

3.8 Other Factors

The Company is not dependent on a major customer; therefore, the Company does not appear to bear business concentration risk.

The Company had been involved in an environmental matter in the state of Pennsylvania at a former location. As of early 2001 and based on findings of the Pa. Department of Environmental Protection, the Company's Form 10-QSB for the quarter ended September 30, 2001 stated: "the Company does not consider itself a responsible party" to the environmental issue. After incurring related expenses of $404,069 at year-end June, 2000, the Company reported related credits totaling $274,892 in the eighteen months ended December 31, 2001.

3.9 Outlook and Implications for the Company

As of the valuation date, CCC's historical markets appear to be stagnant or declining. Further, Mr. Bell foresees the time when the Company's replacement and spare part revenues will decline and the Company will lose this source of high margin sales. The best opportunity appears to be with material handling because of the apparent size of the market and many opportunities for applications. CCC is in the midst of developing this business plan. Sales and marketing results leading to profitable and repeatable applications and industry experience lie ahead as of the valuation date. Company value depends upon assessing the uncertainty of future operating results and related investment risks as to whether the Company will succeed in achieving growth with its material handling initiatives. The Company's current sales reps are better trained and inclined towards the crane and train markets; but management is seeking more technically capable representatives. The role of individuals such as Ben Brechtel in technical sales is critical. And perhaps most important will be how effective are sales and marketing efforts to inform and educate potential customers and markets about the benefits of the Company's technologies and applications. The degree of success, the amount of future earnings and the time in which earnings may be generated, are all uncertain. Therefore, the logic and attractiveness of management's business plan are mitigated somewhat by an array of risks. Additional risk factors include the emergence of more aggressive competitors and alternative technologies, the Company's small size and limited impact on influencing market demand, and the slow pace at which the Company may develop opportunities and capabilities.

The business and market risks facing the Company as of the valuation date are significant. If management had not initiated marketing efforts and pushed for increased research and development in recent years, the Company would face a shrinking revenue base and long-term decline. But diversification and less reliance on cranes and trains make for an uncertain investment in the Company.

3.10 Industry Profile

Generally, the Company operates in a specialized sector referred to as "the relay and industrial control industry." Specifically, the Company operates in a subsection of this category; but relevant industry and market information about this subsection was too limited for our valuation study. We have chosen to rely on an Analysis of the Relay and Industrial Control Industry ("the Analysis"), prepared by an academic group from the Olin Graduate School of Business at Babson College, dated May 11, 2001, and provided by management. The focus is on SIC Code #3652, Relays and Industrial Controls, and product lines include industrial controls and programmable logic controllers (PLCs). The Company does not make PLCs, but it does design and manufacture control devices; and its business plan is based on gathering and transfer information from PLCs. The Analysis contains relevant data about industries using control systems; this data is indicative of historical demand and growth through the end of 2000 and the outlook for growth through 2003.

The Analysis describes the control system market growth as "modest" from $9.9 billion in 1995 to $12.3 billion in 2000, a compound annual growth rate of 4.5%. The Analysis concludes that cost of production for the industry fell very slightly over the six years studied. It is reasonable to assume that the economic slowdown during 2001 would have dragged down the 4.5% growth rate. In summary, historical growth was stable to modest, ranging from 3.5% to 4.0%.

The Analysis included projected growth rates in revenues for the industry for 2001 through 2003 of 4.93%, or better than the six-year historical rate and reflective of economic recovery. Drivers of growth were identified as technology advances and foreign markets. The first factor is a critical one for CCC's diversification and product development. The Analysis pointed out that the industry "remains quite fragmented" with numerous independent and smaller operators such as CCC. The largest player in the industry is Allen-Bradley Company, Inc., a subsidiary of Rockwell. CCC has a close working relationship with Allen-Bradley that shares technical know-how and offers the Company exposure at trade shows to Allen-Bradley contacts, distributors and representatives. The Analysis reported that U.S. companies had been lagging behind foreign players in capital investments, and research and development expenditures through the mid-1990s. A copy of the Analysis is included in Appendix D.

Mr. Bell stated that the Company benefits from its association with Allen-Bradley and participation in the Rockwell Automation Encompass Program, that, according to Rockwell's website, "references complementary products from third-party manufacturers committed to providing quality products and services, solving the industrial automation needs of mutual customers and enhancing the Rockwell Automation solution. The Encompass Program references approximately 325 quality products from over 80 manufacturers."

We also considered On the Move With the Material Handling Industry of America, a trade journal focused on the material handling industry and developments. In its Spring 2002 edition, Hal Vandiver, Executive VP, Business Development, in On the Road to Recovery, summarized the economic condition of the industry and incorporated a variety of comparative data, both historical and forecasted, from a survey of thirty-three members of the National Association of Business Economists. Consensus opinion is that the industry has been in recession, but the outlook is for improved overall economic conditions. Recovery is expected to be modest with growth coming in the first half of 2002. The forecast is for improved corporate capital spending, the primary cause of the 2000-2001 slowdown. Unemployment is expected to stay high in 2002. Positive comments about recovery sited favorable monetary policy and lower interest rates.

Key indicators for the industry showed that by the end of 2001 the severe negative trends from the economic slowdown and September 11th effects were bottoming out and stabilizing. A copy of the article is included in Appendix D.

3.11 Outlook and Implications for the Company

As of the valuation date, economic and industry risks, as well as business and market risks, were high for the Company. But the consensus economic and industry outlook is for recovery to be steady in 2002. Uncertainties exist as to how strong of a recovery it will be. At the end of 2001, analysts were reserved in growth estimates for 2002, indicating 2.5% to 3%. Overall, and assuming a recovery that picks up some momentum in 2002 and thereafter, the Company's industry outlook is for steady growth somewhere in the range of 3% to 5%. This is indicative of an industry environment much improved over conditions during most of 2000-2001, and in which the Company can anticipate a rebound in revenues if its marketing and promotional efforts gain traction going forward into 2002 and for the foreseeable future.

Section 4. FINANCIAL PERFORMANCE OF THE COMPANY

Please refer to the summary of Historical Financial Statements presented in Appendix C at the back of this Report. In this Section we will review the Company's financial position, results or operations and cash flows as an indication of investment quality as of the valuation date. In addition, we will consider the Company's recent performance as an indicator of prospective performance.

4.1 Historical Study

Financial Position

Please refer to the Historical Balance Sheets and in Appendix C. From year-end June 30, 1997 through December 31, 2001, Total Assets grew from $3.8 million to just over $4 million. Current assets always exceeded 80% of Total Assets. Working capital steadily increased from $1.8 million at 1997 to over $3 million at the most recent year-end. As of the valuation date, the Company is highly liquid and appears able to meet any near-term operating and investment requirements. Current and quick ratios indicate a strong liquidity position; and at the recent year-end, the Company had cash of $1.05 million.

Although the ratios indicate 49.4 days in receivables at December 31, 2001 based on standard calculations, management informed us that at year-end, receivables outstanding were 36 days based on the seasonal aspect of business.

Inventory turnover, or cost of sales divided by ending inventory, has declined over the years studied, from a high of 2.9x during 1997 and 1998, then declining to 2.4x at 2000 and 2.1x at the end of 2001. The Company has maintained a substantial investment of capital in inventory. Lesser carrying values of inventory going forward would improve operating cash flows.

Net of depreciation, book value of depreciable assets have fallen from year-end June, 2000 at $785,347 to $630,473. The company does not own real estate, and does not have a major investment in furnishings, machinery and equipment. Production facilities are not capital intensive; and the Company's products use aluminum, so larger pieces of fabricating machinery (for steel or other metals) are not required. Management provided a copy of the 2002 capital budget of $198,800. Annual capital expenditures for the four years of June 1997 through 2000, plus annualized six months ended December 31, 2000, plus 2001 were $199,730. For the same periods, average annual depreciation expense (including immaterial amounts of amortization expense) was $160,394.

Current liabilities have declined significantly during the periods studied, from over $1 million at June 1999 to only $328,445 at 2001. Long-term debt in recent years has been minimal; the Company's financial risk has been and remains very low even after an unprofitable 2001.

The Company's book equity has grown from $2.1 million at 1997 to $3.6 million at 2001, a compound annual growth rate of 12.7%. Book equity has increased primarily through retained earnings; it has been decreased primarily by dividends paid.

Results of Operations

Please refer to the Historical Income Statements in Appendix C. The statements include percent of sales and growth rates. The growth rates for 2001 are determined by comparison to the twelve months ended June, 2000. Sales revenues during the full, twelve-month periods studied declined from $7.2 million in 1997 to $5.05 million in 2001. Revenues peaked at $8.7 million in 1998, then began a steady decline thereafter. The major decline occurred in 2001, as revenues continued the slide that began in early- to mid-2000 due in large part to the national economic slowdown. Relative to June 2000 year-end, 2001 sales were down almost 36%. According to Mr. Bell, the declines are also attributable to the changes in markets and customers discussed in Section 3. Mr. Bell believes the trend in declines will continue after economic recover if the Company does not diversify and gain alternative markets for its products.

Gross margins ranged from a high of 52.2% at June, 2000 to a low around 45% at 1997 and 1998. Gross margin near 50% is a significant value driver of the Company. As noted earlier, replacement part sales have helped the Company maintain a 49% gross margin in 2001. Different mixes of products have affected gross margins. As competitive forces have reduced sales of sophisticated systems at the high end of the crane industry, the Company has had to make alternative sales of more standard, or commodity, products. These trends and other competitive factors are expected to negatively impact margins. The dollar amount of gross profit in 2001 was only $2.5 million as compared to $3.8 million just eighteen months earlier at June, 2000.

Although in dollars 2001 operating expenses at $2.5 million were down by over 22% from June, 2000, as a percent of sales 2001 expenses were 46.1% of revenues, up from 43.2% at June, 2000. The combination of lower gross margin and higher expenses as a percent of sales eliminated operating profit in 2001.

Operating profit during June, 1997 through 2000 averaged about $808,000 and a 10.4% operating margin. In 2001, operating profit was just a 0.1% return on sales. This is further evidence of the effects of external factors, including the economy and significant changes in markets.

A similar trend was evident in pre-tax and after-tax earnings. During 1997 through 2000, pre-tax earnings averaged a 10.4% margin, and after-tax earnings averaged 6.25% return on sales. In 2001, these profitability indicators fell to 0.7% and 0.4%, respectively.

In Appendix C, an exhibit presents the Annualized Eighteen Months from July, 2000 through December, 2001. The eighteen months have been combined and annualized because of the significant differences in margins when separated. The annualized results of operations indicate declining sales and gross profit, and margins are down from June 2000. However, the annualized results are more in line with historical performance and seem more reasonable than the separate period results.

Cash Flows

Please refer to the Historical Cash Flows in Appendix C. In the remainder of the Report, we place much emphasis on cash flow as a critical measure of return to investors; and in Section 5 we value an anticipated cash flow stream pursuant to estimating equity value. This review of cash flows is preliminary to various analyses of the cash flow capacity of the Company going forward into 2002 and thereafter.

Cash flow from operations peaked at June 1999, at just under $1.4 million, then declined to $702,624 at June 2000, and to $349,103 at the end of 2001. At the end of 2001, only $11,030 of cash was used to service long-term debt. The Company's strong financial position helped to conserve cash while the company lost sales volume in 2000 and 2001, and as earnings disappeared in 2001.

The "net increase in cash" peaked at June 1999, at $662,845, fell precipitously over the next eighteen months, then bounced back at the end of 2001 at $244,273.

In the Exhibit below, we present the net increase in cash as a return on beginning equity for the year-end June 1999, the eighteen months ended December 2000, and for the year ended December 31, 2001, as benchmarks for cash flow returns to equity going forward after 2001.

NET INCREASE IN CASH AS A RETURN ON EQUITY

	2001	2000*	1999
Net Increase in Cash	$244,273	$117,846	$662,845
Beginning Book Equity	3,680,643	3,076,310	2,604,360
Rate of Return	6.6%	3.8%	25.5%
*Based on 18 months

In addition, see Section 5.10, Income Approach Review, for an additional cash flow capacity analysis.

4.2 Implications for the Company

As of the valuation date, the Company had a very strong balance sheet with very little financial risk inherent in its financial position. Strengths of the Company are its liquidity and debt capacity. The strong balance sheet and effective controllership have helped the Company weather the severe economic conditions during 2000 and 2001.

Historically the Company has benefited from demand for its high margin products and services; however, the trend of consistent earnings was interrupted by a downturn in the business cycle and probably permanent changes in demand for its more traditional applications and products. A return to long-term profitability is dependent upon the success of the Company's new marketing strategies and technology applications. Without success in these newer ventures, the Company in post-2001 is expected to decline in size and value if declining sales produce inadequate return on invested capital. The presence of significant business and market risks are indicated by the Company's underperformance in 2001.

4.3 Projected Results for 2002 and Normalized Earnings

Management provided us with Control Chief Corporation Budget Proposal Calendar Year 2002, copy of which is included in Appendix C. In a discussion with the Company President, Mr. Bell described the budget process and expressed confidence in this budget as best representing what management reasonably expects as results of 2002 operations. Projected revenues at $5.4 million represents a 6.7% increase over 2001 actual sales. Gross margin at 51% is a 2% improvement over 2001's 49%. Operating expenses as a percent of revenues are expected to decline both in amount ($2.2 million from $2.47 million) and as a percent of sales (41.5% from 46.1%). Operating margin is expected to rebound back to near historical levels prior to the economic slowdown. As a result of these improved performance measures, pre-tax earnings are expected to be 6.31%. After application of a 39.9% tax rate similar to the rate incurred during the eighteen month period of July, 2000 through December, 2001, net income is $201,357, a 3.7% return on sales.

After review of the projected results for 2002 and discussions about the same with Mr. Bell, we believe the projections do not include extraordinary or non-recurring items. We believe the projected earnings represent a reasonable measure of the expected economic earnings of the Company that is not distorted by non-market-based, or non-arm's-length, expenses. Therefore, we do not believe that any normalizing adjustments to the projected data are required in order to estimate normalized, economic earnings. Anticipating a rebound after the 2000-2001 downturn, we consider the projections as a reasonable estimate of operations with improved performance as the economy and the Company's markets are expected to improve. We will use this projection in our valuation of the Company in the next Section.

Section 5. VALUATION OF THE COMPANY

5.1 Valuation Factors to Consider

The choice of valuation approaches to be applied in a given valuation assignment is a judgment made by the valuator. The valuator's choice of methods is determined by the characteristics of the business to be appraised, the availability of reliable information requisite to the various methods, the function and use of the valuation, applicable statutory law, case law, and administrative rulings.

Our considerations included the eight factors stipulated in IRS Revenue Ruling 59-60, including:

  The nature of the business and the history of the enterprise from its inception. See Section 3.

  The economic outlook in general and the condition and outlook of the specific industry in particular. See Sections 2 and 3.

  The book value of the stock and the financial condition of the business. See Sections 3 and 4.

  The earning capacity of the company. See Section 4.

  The dividend-paying capacity. See further in Section 5.

  Whether or not the enterprise has goodwill or other intangible value. Our analysis indicates there is none.

  Sales of the stock and the size of the block to be valued. In Section 5, we refer to various transactions based on the NASDAQ stock price. The valuation standard of value stipulates a control level value.

  The market price of stocks of corporations engaged in the same or similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter. We have not undertaken a guideline public company approach due to the small size of Control Chief. Later in this Section we discuss the relevance of quoted stock prices for Control Chief and prior transactions involving the Company's stock.

We also considered the following Revenue Rulings and Revenue Procedures:

1. 65-192 & 65-193 Intangible Assets Not relevant

2. 66-49 Charitable Donations Not relevant

3. 68-609 Excess Earnings Method Not appropriate

4. 77-287 Lack of Marketability Not relevant to fair value

5. 83-120 Preferred Stock Not relevant

6. 93-12 Minority Discounts Not relevant to fair value

5.2 An Income Approach to Valuation: The Single Period Capitalization Method

We have selected the Single Period Capitalization Method as appropriate for determining the present value of future benefits given the Company's outlook for expected stable growth in the long-term.

The current value of an operating company is based on what is expected in the future from business operations. In Revenue Ruling 59-60, 1959, Congressional Bulletin 237, the Internal Revenue Service articulated this forward-looking approach to valuation. 59-60 states: "Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal"; and this is fundamental valuation principle.

In our opinion, operating value for a small, thinly traded, public company like Control Chief is best measured by estimating future cash flows expected to be available to owners as a return on investment. "Net cash flow" is generally defined as the residual cash from operations available after operations, growth, capital expenditures and debt have been financed. We prefer net cash flow as the economic measure to be valued because, unlike earnings, net cash flow is available to the investor as a return on investment.

Critical to the valuation of investment assets are the following components of capitalizing future benefits:

  The amount or level of expected, future net cash flow available to the owners
  The timing of those expected cash flows, and
  The uncertainty to the investor in receiving those future cash flows.

5.3 Estimate of Sustainable, Long-term Growth

A company's outlook for growth is a key element in estimating future cash flow. As reported in the Wall Street Journal, and according to Blue Chip Economic Indicators, a monthly newsletter that tracks the consensus of fifty-two business economists, the forecasters expect the U.S. economy to grow 1.5% in 2002. This rate is well below the more robust rate near 4% of the late 1990s, but favorable after the slowdown for the better part of 2000-2001. The rate of growth is above that of the Office of Management and Budget that predicted 0.7% growth in 2002, and the Congressional Budget Office's estimate of 0.8% growth.

During the review of the Company's industry outlook, in Section 3 we considered analysts' estimation of growth from 3% to 4.5% for the Company's related industries.

In discussions with management, Mr. Bell expressed cautious optimism about the Company's outlook for growth as so much depends on making inroads into new markets. A 5% long-term growth rate seems possible, if diversification goes as planned. The Company's projected revenues for 2002 reflect a 6.7% increase over 2001. The long-term sustainable rate assumes constant growth in perpetuity; and includes short- and intermediate-term volatility in growth.

Mr. Bell's outlook for Company growth is primarily through internal product offerings and sales expansion. According to Mr. Bell, no acquisitions were being considered or planned as of the valuation date.

In response to the 2000-2001 slowdown and the consequences of September 11th, it is highly probable that the recovery during the fourth quarter in some sectors will spread and continue into 2002. Consensus opinion is for slow and steady recovery throughout 2002 and into 2003. If corporate profitability improves and capital spending increases follow, a broad-based economic expansion may be enjoyed in 2003 and beyond. We believe that as of the valuation date, a reasonable, achievable and sustainable long-term growth rate for the Company is in the range of 3% to 5%, a range consistent with the various economic and industry forecasts we have cited. We consider the mid-point, 4%, to be a reasonable and stable rate for the Company, and not likely to cause overvaluation by overstating the future growth rate.

We will use 4% for the remainder of our Report as the long-term sustainable growth rate for the Company's earnings and net cash flows.

5.4 The Expected Future After-tax Cash Flows to Shareholders and Expected Periods of Receipt

The Company has experienced a downturn in operations, earnings and cash flow during its most recent year; however, we believe that the Company will rebound as external factors become more conducive to higher sales volume and favorable to improved profitability. We discussed with management our study of recent financial performance, our primary estimates in our perpetual growth valuation model, and estimate of prospective earnings. We believe the single period capitalization method is appropriate for the subject valuation. In the Exhibit below, we have made one normalizing adjustment to eliminate environment charges or credits, and then estimated a weighted average representative measure of earnings based on historical performance and projected operations.

Note 1: We have considered various amounts of earnings referred to in Section 4 of this Report.

Note 2: Book and projected taxes have been added back prior to the normalizing adjustment.

Note 3: Book environmental costs and credits were considered extraordinary and non-recurring to future operations, and were eliminated. Expenses were added to book earnings; credits were subtracted.

Notes 4 through 6: Normalized taxable income was determined, income tax imputed based on actual tax rates, and normalized net income determined.

Note 7: Based on our study of the Company, analysis of earnings capacity, and expectation for improved performance as discussed below, we weighted the various earnings to estimate a reasonably probable measure of earnings going forward.

Note 8: Weighted normalized earnings were determined to be $423,000.

ESTIMATION OF REASONABLY PROBABLE EARNINGS

As of December 31, 2001
		Annualized
		18 Months	Actual	Actual
	Projected 2002	7/00-12/01	June, 2000	June, 1999
Note 1 Net Income	$201,500	$284,312	$394,488	$546,699
Note 2 Add Back Taxes	133,680	189,814	275,616	360,019
	335,180	474,126	670,104	906,718
Note 3 Environmental: expense (credit)	0	-183,353	404,069	0
Note 4 Normalized Taxable Income	335,180	290,773	1,074,173	906,718
Note 5 Normalized Income Tax	-133,680	-116,680	-441,811	-360,019
Note 6 Normalized Net Income	201,500	174,363	632,362	546,699
Note 7 Weighting factor	0.300	0.100	0.200	0.400
Note 8 Weighted earnings	60,450	17,436	126,472	218,680

Note 9 Weighted Total Probable Earnings (rounded) $423,000

Based on our judgment, we have weighted the amounts to achieve a reasonably probable measure of profit capacity going forward after the valuation date. We believe it most probable that the Company will recover and return to profitability between projected 2002 results (.300 weighting) and normalized June 1999 results (.400 weighting) and grow at the long-term sustainable rate of 4%. We consider it less likely that the Company will return quickly to the most profitable level of normalized June 2000 (.200 weighting) and least likely to have results in line with the normalized and annualized 18 months (.100 weighting), the least profitable period.

As a result of our weighting process, we consider it reasonable to expect the Company to generate after-tax earnings of approximately $423,000. We believe this estimate is consistent with proven earnings capacity; and we believe this estimate does reflect some confidence from the investor that the Company will achieve success through diversification into material handling markets.

Our estimate of earnings will be adjusted for long-term sustainable growth and used to estimate net cash flow to equity below.

5.5 Choice and Application of the Single Period Capitalization Method

The income approach to valuation is considered an appropriate valuation approach for Control Chief, and is applied in this Section. The Company's probable earnings will be converted to expected net cash flow and capitalized to indicate operating value. This capitalization model is referred to as the Single Period Capitalization Method ("SPCM").

Determination of an investment's present value incorporates expected holding periods, anticipated growth rates, future cash flows appropriate for interest being valued, and risk profiles. The public securities markets are constantly capitalizing expected cash flows and pricing public company stocks at an appropriate per share present value. Lacking a market pricing mechanism for the Company's thinly traded stock, we will use a model known as the Gordon Dividend Growth Model to estimate present value, expressed in the formula:

Value = Dividend x (1 + g) / (k - g)

The Growth Model indicates that Value today is the present value of all expected future dividends (i.e., cash flows), beginning with next period (current cash flow increased by the growth rate (g)), divided by (or capitalized by) a discount rate (k) minus the expected growth rate of the future cash flows. This model is a commonly used business valuation method and expressed as:

Value = Estimated Cash Flow to Investors / (k - g)

Cash flow is driven by growth in anticipated earnings, asset utilization, and effective financing arrangements that facilitate growth. The discount rate, or required rate of return, is developed by the use of data from public securities' markets and comparisons with relevant alternative investments. Present value, then, is growth-adjusted cash flows capitalized by a discount rate minus expected growth. Due to the expectational nature of the public securities markets, the Gordon Model, properly applied, clearly reflects the expectational nature of valuation.

Theoretically, an investment in a business is worth the present value of all future benefits it will produce for its owner, with each expected future benefit discounted back to present value at a discount rate that reflects the risk, or degree of uncertainty, that those benefits will be realized. The SPCM estimates present value by using a single measure of net cash flow to equity estimated for the twelve months immediately following the valuation date. The annual cash flow is adjusted to grow at a constant rate in perpetuity. This is a critical assumption underlying the use of the SPCM. Given the outlook for stable and steady growth in the long-term, the SPCM is appropriate for valuing Control Chief.

5.6 The Expected Future After-tax Cash Flows to Shareholders and Expected Periods of Receipt

In Section 5.4, we determined a reasonable measure of expected earnings based on recent historical performance and management's projected earnings. We have discussed with management our study of recent financial performance, our primary estimates in our perpetual growth valuation model, and estimate of prospective earnings that will drive cash flow. We have also estimated a single, representative measure of net cash flow to equity to use in the SPCM. Below we present our estimate in the Exhibit, and below the Exhibit we explain our assumptions and estimates of the components of net cash flow.

DETERMINATION OF A REPRESENTATIVE AMOUNT OF NET CASH FLOW TO EQUITY

As of December 31, 2001
Note 1	Weighted Average Earnings from Section 5.4
	Adjusted for long-term growth	$440,000
	To Convert to Net Cash Flow to Equity:
Note 2	Add Non-Cash Charges	185,000
Note 3	Changes In Working Capital	-45,000
Note 4	Capital Expenditures	-195,000
Note 5	Changes in Long-term Debt	5,000

Net Cash Flow to Equity (rounded)		$390,000

Note 1: The weighted estimate of earnings from Section 5.4 was $423,000, and for the perpetual growth model we growth-adjusted earnings by our long-term sustainable growth rate estimate of 4%, resulting in the growth-adjusted earnings at $440,000 ($423,000 times 1.04 rounded).

To convert earnings to net cash flow to equity, we use the generally accepted net cash flow model presented in the Exhibit above.

Note 2: Depreciation and amortization, non-cash expenses, were estimated at $185,000 and added back to earnings. Depreciation expense is a function of capital expenditures, and our estimate of depreciation going forward is closely matched to average annual expenditures below. See Note 4 below.

Note 3: The changes in working capital (WC) are intended to estimate the reinvestment requirements of 4% growth. We expect increases in inventory and accounts receivable at less than the 4% perpetual growth rate because our analysis of WC indicated little fluctuation in years when revenues or earnings fluctuated, and this is evident from the trend in WC presented in the ratios in Appendix C. Historically, the Company has maintained a strong liquidity position with current assets far exceeding current liabilities. Considering the consistency of WC our modest growth estimate and abundant WC, we used a 1.5% upward adjustment in WC as earnings increase by 4%. 1.5% of recent average WC of about $3 million results in a cash use of approximately $45,000; and we will use this amount as an annual cash use in the perpetual growth/capitalization model.

Note 4: Average annual capital expenditures from 1997 through 2001 were $199,730. We have estimated $195,000 going forward, or somewhat above the estimate of depreciation expense in Note 2. We consider long-term depreciation to be a function of capital expenditures, and in our opinion the actual averages are appropriate components for our cash flow model. Capital expenditures are somewhat greater in the long-term than depreciation, so we are not assuming a negative book value some time in the future.

Note 5: Changes in long-term debt are based on management's intent to minimize long-term debt going forward. We have included a small increase of $5,000 as a cash source.

Our estimated adjustments to expected earnings convert into a net cash flow estimate of $390,000. In our opinion, this is a reasonable measure of annual net cash flow to equity at the control level. We believe the cash flow is based on economic, arm's-length expenses. When valued with a rate of return to equity, a control level value is determined. We will value this economic return to shareholders using a capitalization rate derived in the next Section.

5.7 The Required Rate of Return: The Discount Rate for Equity

The other primary element of the SPCM is an appropriate risk assessment associated with those future cash flows. To convert future expected cash flow into present value requires the investor to determine a required rate of return, the discount rate for equity, commensurate with the risks attached to investing in Control Chief under the uncertain circumstances as of the valuation date and as described throughout this Report.

Below is our buildup of the discount rate for equity. The buildup methodology is widely used by business valuators who rely on data provided by the Federal Reserve and compiled by Ibbotson Associates, a financial data firm in Chicago, in Stocks, Bonds, Bills and Inflation, 2002 Yearbook, Valuation Edition.

The discount rate for equity is quantified herein by reference to alternative investments with rates of return observable in the capital markets that are available to the hypothetical investor. The observable returns are inversely related to risk. The base rate is generally referred to as "risk-free"; and the 20-year U.S. Treasury Bond yield is the benchmark of a low risk investment. At December 31, 2001, the rate was 5.8%. Rates of return increase as observable risk increases; and the historical return paid by large cap public companies (measured by the S&P 500 benchmark) to attract and maintain equity capital has been roughly 7.4% above the risk-free rate. Historically, large public companies have generated minority investor returns of about 13.2% (5.8% plus 7.4%). We seek to determine a reasonable estimate of risk for a small company that competes with larger, more diverse and less risky investments for investment capital.

The discount rate we develop is derived from market-based rates of return. Generally, the rate used to discount expected cash flows to present value is the estimated rate of return currently available in the market on alternative investments with comparable risk. The discount rate for equity estimated below is comprised of after-tax, cash flow rates of return based on historical public company data. Therefore, the discount rate below is appropriate for our estimate of after-tax cash flow of $390,000. The discount rate for equity is the sum of the following components:

    A risk free rate from a long-term Treasury bond as of the valuation date and provided by the Federal Reserve.

    An equity risk premium over the risk free rate that investors expect by investing in a broad index of large public company stocks (such as the S&P 500 stock composite average); and, based on Ibbotson data, the discount rate is adjusted by an industry adjustment of a minus 1.0% for the characteristics and factors of Control Chief's industry categorized in SIC #362 from the Ibbotson data.

    A small public company size premium associated with the small size of the Company compared with the average risk of large S&P 500 companies. This risk adjustment is derived from Ibbotson's 2002 Yearbook.

    A specific company risk factor for risk inherent in the Company but not included in the above components. This factor is analyzed below the Exhibit.

THE DISCOUNT RATE FOR EQUITY CONVERTED TO A CAPITALIZATION RATE

APPLICABLE TO NET CASH FLOWS TO EQUITY

As of December 31, 2001

Risk-free Rate	5.8%
Equity Risk Premium	7.4%
Average Market Return	13.2%
Industry Rick Premium for SIC Code #362	-1.0%
Small Public Company Size Premium	8.5%
Small Public Company Required Rate of Return	21%
Specific Company Risk Factor	2.0%
Discount Rate to Equity (rounded)	23%
Less: Long-term Growth Rate	-4.0%
Capitalization Rate Net Cash Flow to Equity	19%

Sources: Analyses and estimates nearby

The "Equity Risk Premium" of 7.4% was from the 2002 Yearbook Appendix C, the "Industry Adjustment" of -0.97% is from Chapter 3, Table 3-5; and the "Small Public Company Size Premium" is derived from page 125 data for the smallest decile "Realized Return in Excess of the Risk free Rate" (15.9% minus 7.4% equals 8.5%). The build up of the required rate of return on equity before the specific company risk factor was 21% (rounded) as presented in the Exhibit above.

Based on our study, specific Company risk factors considered as relevant the required rate of return include:

Economic and Market Risks: As described in Sections 2 and 3, at the end of 2001 the U.S. was starting to come out of economic slowdown.

Small Size: It is generally accepted that smaller companies are riskier because they lack financial resources and diversification to help offset the effects of business downturns.

Key Person Risk: The loss and sudden absence from the Company of key personnel would likely result in adverse consequences to business strategies and recovery, and the future estimated profitability of the Company. Mr. Bell expressed concern about thin management at the top of Control Chief's corporate management.

Business Risk: In Section 3 we discussed risks related to the Company's achievement of diversification and return to profitability.

Financial Risk: The Company's strong balance sheet and minimal financial risk mitigates some of the above factors.

In our estimation, a 2% specific company risk adjustment is merited given the above risk factors. When added to the small public company return of 21%, the required rate of return is estimated at 23%. This is the discount rate necessary to attract and maintain capital in the Company.

5.8 A Capitalization Rate To Value Net Cash Flows to Equity

We have estimated the required rate of return on equity at 23% for Control Chief. To convert the discount rate to a capitalization rate, or the inverse of a valuation multiple, we subtract the long-term sustainable growth from the discount rate (23% minus 4%) to determine a 19% capitalization rate that is the inverse of a 5.3x valuation multiple (100% divided by 19%). We will divide the estimate of net cash flow by 19% to get a result similar to multiplying the cash flow amount by 5.3.

We are not disregarding the growth factor of 4%; in the single period capitalization method, the numerator, the amount of next year's net cash flow, is adjusted upward by the growth factor. Earlier we growth-adjusted expected earnings of $423,000 to $440,000 and used it as a component of net cash flow. Perpetual growth is built into the cash flow numerator. The perpetual growth model assumes the numerator grows at the specified growth rate in perpetuity. We enter our estimate of growth-adjusted net cash flow and the capitalization rate into the single period capitalization formula as follows.

5.9 Determination of Fair Value by Application of the Single Period Capitalization Method

Application of the Single Period Capitalization Method, as presented in the Exhibit below, resulted in a determination of the operating fair value of 100% of equity at $2,053,000 or fair value per share of $2.08

APPLICATION OF THE SINGLE PERIOD CAPITALIZATION METHOD

Growth-adjusted Net Cash Flow	$390,000
Capitalization Rate	19%
Fair Value of 100% of Equity (rounded)	$2,053,000
Shares outstanding	986,894
Fair Value Per Share	$2.08

5.10 Income Approach Review

The application and results of the SPCM illustrate important value relationships and measurements. We believe it reasonable for an equity investor in Control Chief to require a 23% rate of return to induce equity investment. This discount rate is based on observed rates of return in the capital markets from assets less risky than an equity position in the Company. Value is very sensitive to the rate of return, and the SPCM determines an equity investment that reconciles the expected future benefit and the required rate of return. Our application of the SPCM included two components carefully analyzed and estimated, net cash flow to equity and the discount rate for equity, with which we derived an estimate of equity fair value at $2,053,000.

We believe our estimate is reasonable when considering the Company's prospects of not using significant cash flow to service principal portion of long-term debt as was required in prior years. This factor is expected to enhance cash flows to equity, particularly if the Company returns to profitability as anticipated. In Appendix C, we present an analysis, Adjusted Cash Flow Return on Equity and Outlook for Cash Flow Returns with Minimal Long-term Debt as a reasonableness test of our estimate of net cash flow to equity in Section 5.4, and as and indication of future cash flow capacity after long-term debt is eliminated or reduced to minimal amounts. The 4-year average of cash flows in the analysis was $552,000. We believe this "best scenario" analysis confirms the reasonableness of our most probable cash flow estimate in Section 5.4 at $390,000, and indicates that enhanced cash flow available for equity is a primary value driver for the Company.

If equity value determined by the market value of assets less liabilities exceeds the fair value of equity determined by the SPCM, then the expected cash flow of $390,000 as a rate of return on those net assets is less than the required return of 23%. This scenario implies that assets are under-performing, and that the equity value indicated by the SPCM is understated relative to the realizable net assets value.

Below we have applied an asset-based approach to valuation to determine the fair value of equity given the realizable values of the Company's assets.

5.11 An Asset-based Approach to Valuation: The Adjusted Book Value Method

The objective of this valuation is to estimate fair value considered to be the control value of equity of the total enterprise without regard to adjustments to control value such as a minority discount or lack of marketability discount. An asset-based approach to valuation is most appropriate when valuing a control interest that possesses the corporate authority to realize the market value of assets. The asset-based approach to valuation treats business value as the assemblage of various asset values without regard for the operations or earnings activities of an operating company like CCC. Value is related to ownership rather than to results of operations and related cash flow. Typically, an asset-based approach does not recognize an operating company's performance, or distinguish the difference in value between a profitable versus unprofitable company holding similar assets. The realizable value of capital-intensive businesses or under-performing operating companies may exceed the value based on earnings or cash flow, reflecting inadequate returns on the assets employed.

5.12 Marking the Balance Sheet to Market

Based on information, data and estimates provided by management, we prepared the Adjusted Balance Sheet in the Exhibit below to determine the control value of equity. To adjust from book values to market values, we made the following adjustments tracked to the Exhibit by Note number.

Note 1: Cash and marketable securities: The December 31, 2001 cash and marketable securities balances were audited; therefore, we consider these liquid balances as the realizable values. No normalizing adjustment was required.

Note 2: Accounts receivable: The December 31, 2001 accounts receivable balance was audited and reported at the net realizable amount; therefore, we consider this amount to be, essentially, the present value of expected realization of the collection of receivables. Collection was anticipated in less than 40 days, and not over an extended and uncertain time period. No normalizing adjustment was required.

Note 3: Inventory: The December 31, 2001 inventory balance was audited and reported at average cost on the first-in-first-out (FIFO) method favored in business valuation; therefore, we consider the inventory valuation as reflecting the present value, or realizable value, of anticipated future sales based on expectation of customer demand and anticipated market conditions. No normalizing adjustment was required.

Note 4: Prepaids: The December 31, 2001 prepaid balances were audited and reported at the balances that the Company expects as an economic benefit in the course of the normal business cycle. Therefore, no normalizing adjustment was required.

Note 5: Deferred Taxes: The audited year-end balance may be permanently deferred because of additional capital expenditures, and we have eliminated this item from the adjusted balance sheet.

Note 6: Fixed Assets: Management provided us with copies of a summary revaluation report ("the summary") prepared by Industrial Appraisal Company of Pittsburgh, Pa. (412-471-2566, www.indappr.com) as of July 1, 2001, and including, according to Company management, all tangible assets reported by Control Chief as "Machinery and Other Equipment" for financial reporting purposes. We also inquired about the related value of relevant "Leasehold Improvements" for financial reporting purposes that are considered property of the Company as the lessee of the real property. Relevant portions of the summary are included in Appendix D.

The summary stated:

"The 'Cost of Reproduction New' of the property is determined in accordance with market prices current at the date of the Report for labor, material and equipment, plus cost of freight, cartage and installation , and represents the cost to replace new the property in like kind and quality."

The summary stated:

"The 'Sound Value' is based upon the cost of reproduction new less an allowance for accrued depreciation resulting from age and condition."

In our judgment, the latter category, Sound Value, best estimates the fair value of the assets under consideration. The summary reported "Total Equipment" at "$958,285."

Equipment

The Company's independent auditor opined that the "sound value" in the report is overstated by an estimated $320,000 due to the inclusion and valuation of tangible assets on the original asset list from 1994 that the Company has since scrapped or are no longer in service. In the exhibit below, we included $638,285 ($958,285 minus $320,000) as the December 31, 2001 "sound value" for equipment.

Leasehold Improvements

Mr. Bell advised us that the value of "Leasehold Improvements" was $304,933. The lease agreement between the Company and the lessor entitles the lessor to retain the leasehold improvements if the Company vacates the property. The improvements have value to the shareholders as long as Control Chief leases the current facilities and if the lease is reasonably expected to continue.

The facility lease between the Company and the owner is due to expire at July 15, 2002. The Company holds an option for a five-year renewal, but the renewal was not exercised as of the valuation date. As of the valuation date, management was not planning on renewing the five-year lease. The Company cannot sell the leasehold improvements or otherwise realize fair value except by continuing to use the facilities. We were informed that alternative and adequate manufacturing space is available in the Company's local area. The Company's auditor reported that as of the end of 2001, the book value of the leasehold improvements was $192,259; at the same date the tax basis was a similar amount of $188,723. If the Company does not renew the lease at July 15, 2002, the Company will incur book and tax losses of an amount less than those December 31, 2001 amounts due to the depreciation for seven months in 2002. The Company will offset any gain in a transaction, or offset other taxable income if the leasehold improvements are lost in relocation, that mitigates the Company's potential loss on leasehold improvement value. Given that management is uncertain as to the future of the improvements, we have considered the timing of loss on disposition as uncertain, but likely, and this factor offsets the value of continued use for a limited period. For purposes of a fair value determination, we subjectively adjusted the estimate of $304,933 downward by 60%, to $122,000 rounded ($304,933 times 40%), as representative of fair value after provision for future loss on disposition.

When combined, the total adjusted value was determined to be $880,285. Relevant adjustments related to these assets are included in the following analysis.

Adjustments to Fixed Asset Market Values
Market Value based on	Summary -Equipment	$758,285
Sound Value
Market Value based on	Summary- Leasehold Improvements	122,000
Sound Value
			880,285
	Built-in Gain Tax
	Market Value	880285
	Tax Basis	-452,677
	Built-in Gain	427,608
	Income Tax at 25%		-106,902
	Transactional Costs and Time Value of Money at 5%
	Of Market Value		-44,014
Adjusted Value (rounded)			$729,000
Net reduction from Sound			17%
Value

The Company's outside CPA firm informed us the tax basis of the fixed assets was $452,677 as of the end of 2001. If the control interest sold these assets, taxable gain would be approximately $427,608. At a capital gain rate of 25%, taxes of approximately $106,902 would be incurred. In addition, leasehold improvements are a part of the real property leased by the Company; and the control interest may not be able to realize such value for a prolonged and uncertain period. Further, sales of assets take time and involve various expenses. In addition to the taxes that reduce realizable value, we have estimated transactional costs and the time value of money at a very conservative 5% of asset value ($880,285 times 5%), or $44,014, deducted pursuant to determining realizable value.

We estimated the fair value of fixed assets at $729,000 (rounded) as presented in the Exhibit above.

Note 7: Liabilities: All liabilities are considered to be at market values.

BALANCE SHEET ADJUSTED TO MARKET VALUES

ESTIMATE OF EQUITY VALUE FROM THE ASSET-BASED APPROACH

As of December 31, 2001
		Dec 31, 2001		Dec 31, 2001
		Book Values	Adjustments	Market Value
	ASSETS
	Current Assets
Note 1	Cash	$1,047,031	0	$1,047,031
Note 1	Marketable securities	149,048	0	149,048
Note 2	Accounts Receivable-Trade	684,045	0	684,045
Note 3	Inventory	1,222,315	0	1,222,315
Note 4	Prepaid Taxes & Other Prepaid	202,675	0	202,675
Note 5	Deferred Income Taxes, net	32,250	-32,250	0
	Current Assets	3,337,364	-32,250	3,305,114
Note 6	Property and Equipment, Net	630,473	98,527	729,000
	TOTAL ASSETS	$3,967,837	66,277	$4,034,114
	LIABILITIES
Note 7	Accounts Payable and Accruals	313,014	0	313,014
Note 7	Long-term Debt	44,925	0	44,925
	Total Liabilities	357,939	0	357,939
Note 8	Shareholders Equity	3,609,898	66,277	3,676,175
	LIABILITIES & EQUITY	$3,967,837	66,277	$4,034,114

Source: Audited Financial Statements at Dec. 31, 2001: Deferred Income Tax Asset and Liability were combined to a net asset as shown.

Note 8: Shareholders' Equity: The net increase of $66,277 to book values included in Notes 1 through 7 was added to the book value of Shareholders' Equity to determine a control value of equity of $3,676,175, as shown in the Exhibit above.

5.13 Asset Approach Review

The asset-based approach to valuation treats business value as the assemblage of various asset values without regard for the operations or earnings activities of an operating company like CCC. Value is related to ownership rather than to results of operations and related cash flow. Typically, an asset-based approach does not recognize an operating company's performance, or distinguish between a profitable versus unprofitable company. However, the realizable value of capital-intensive businesses or under-performing operating companies may exceed the value based on earnings or cash flow. This reflects inadequate returns on the assets employed for Control Chief as of December 31, 2001. Our fair value from the asset method of $3,676,175 is higher than the fair value from the capitalization of net cash flow at $2,053,000. This is because the required rate of return on equity less growth, 19%, used to value cash flows is greater than the rate of return on the fair value of equity as determined by the asset-based approach and shown as follows:

RATE OF RETURN ON NET ASSETS AT MARKET VALUE
Expected Cash Flow Return to Equity from Section 5.4	$390,000
Net Asset Value from the Adjusted Balance Sheet less excess cash	3,325,175
Rate of Return	12%
Required Rate of Return, 23%, minus growth at 4% from Section 5.9	19%

$390,000 is the growth-adjusted cash flow valued in the Single Period Capitalization Method. The Net Assets from the Adjusted Balance Sheet were reduced to $3,325,175 ($3,676,175 minus $351,000) by our estimate of excess cash as of the end of 2001. The 12% return is considered inadequate relative to the discount rate for equity estimated in Section 5.7.

In developing an estimate of fair market value of a minority interest, we applied the Single Period Capitalization Method, an income approach to valuation, and the Adjusted Book Value Method, an asset-based approach, as presented in Sections 5 and 6 of this Report. This Valuation Report represents the valuation process necessary to the estimation of value in its entirety.

5.14 A Market Approach to Valuation: Prior Stock Transactions Based on NASDAQ Market Price

Management provided us with a "Treasury Stock Summary" of transactions from October 1997 through September 2001. Mr. Bell reported that when shareholders have requested a stock redemption, the Company has redeemed the shares at the current market price. The Company's redemption policy is a factor to consider in determining fair value. The Company does not have a formal redemption policy. However, numerous redemption transactions from 1997 through 2001 strongly indicate that a shareholder would expect the Company to purchase common shares for, at minimum, the quoted market price as of that date.

The Company's common stock trades on the NASDAQ Small-Cap market under the ticker DIGM. The following Exhibit summarizes end-of-quarter (closest date) market prices for 2000 and 2001. In terms of levels of value, a market price for a public company is freely traded value, the price at which minority interest shares are bought and sold when traded on a liquid, well-informed and active market. The objective of our valuation is fair value of equity as determined at the control, not freely traded minority, value.

		Dividends	Rate of
Quarter ended	Closing Market Price	Per Share	Return
12/31/1999	4.36	.05	1.1%
3/31/2000	4.94
6/30/2000	4.88
9/29/2000	4.44	.05	1.3%
12/29/2000	4.00
3/30/2001	2.75	.06	2.4%
6/29/2001	2.51
9/28/2001	2.75
12/31/2001	2.35

A Control Chief stock price and volume chart for 2000 and 2001 is included in Appendix C.

In our opinion, it is fair and equitable for a shareholder to expect to be paid a per share price at least equal to the public market quoted price as of the valuation date. On December 31, 2001, the stock price was $2.35 per share.

Section 6. FINAL CONCLUSION OF FAIR VALUE

6.1 Reconciliation of Fair Value Estimates and FINAL CONCLUSION OF FAIR VALUE

The Exhibit below presents the results of our three valuation methods. The income approach, the Single Period Capitalization Method, was based on a generally accepted method of estimating future cash flow, and converting that future benefit to present value using a risk-adjusted rate of return. However, the asset-based approach, the Adjusted Book Value Method, resulted in a higher present value of equity than the capitalization of cash flow. Because of the standard of value being fair value, we consider the control level value of the restated assets as the most appropriate indication of control level value to the investor. We have assigned a weighting of 100% to the Adjusted Book Value of $3,676,175. We assigned no weighting to the other two indications of value.

RECONCILIATION AND SYNTHESIS OF FAIR VALUE ESTIMATES

Method	Control Value	Weighting	Portions
Single Period
Capitalization	2,053,000	0%	0
Adjusted Book
Value	3,676,175	100%	3,676,175
Prior Transactions	2,319,201	0%	0
Fair Value of 100% of Equity on a Control Basis			3,676,175
Number of relevant common shares			986,837
Fair Value per Share			$3.73

No empirical basis exists for assigning mathematical weights to the methods applied as included in the Exhibit above. The weights are intended to indicate to the Report user the thought process of the analyst and that all relevant factors were considered.

Based on our economic and financial analysis of relevant factors and information related to Control Chief, our study and analyses as presented in this Report, and with consideration of the assumptions and limiting conditions referred to in the Report, after application of the methologies reported herein, and as presented in the Exhibit above, it is our considered opinion that as of December 31, 2001, the Fair Value of one (1) common voting share on a control basis, was THREE DOLLARS AND SEVENTY-THREE CENTS per share.

APPENDIX A

ASSUMPTIONS AND LIMITING CONDITIONS

The business valuation process requires certain assumptions and limiting conditions that may have significant influence on the valuation process, analyses and value conclusions, and must be considered by the users of this Report.

  We are not a law firm. Issues that may have legal impact are considered from a layperson's perspective using the reasoning expressed or implied within this Report. Should such matters be material to the users of this Report, proper legal counsel should be obtained.

  Business value is strongly influenced by internal and external factors. The information disclosed in this Report is that considered necessary and relevant to support the value conclusions. No such information was knowingly withheld. There is no guarantee that all relevant information has been disclosed to us by management.

  This Valuation Report has been prepared for the purpose and use as stated in the Valuation Report summary and the Engagement Letter with Control Chief Holdings, Inc. Neither the Report nor the information it contains should be used for any other purpose or function, and it is invalid if so used. Neither this Report nor any part of it shall be used separately or in connection with any other valuation.

  This valuation is based upon information obtained from sources the valuator believes to be fair and reliable. However, the valuator has not made a specific effort to confirm the validity of any of the information and accordingly, its accuracy or completeness cannot be guaranteed.

  Hill, Barth & King LLC has taken no steps to detect if Control Chief's accounting departs from Generally Accepted Accounting Principles (GAAP) or tax reporting requirements. We relied on the representations of the Company's auditors as reported with the annual financial statements prepared by the Company. Further, in the course of our valuation process, nothing came to our attention that caused us to believe that the annual financial statements were not in accordance with GAAP.

  Hill, Barth & King LLC assumes no responsibility for matters of a legal nature affecting the Company or the one common share subject interest.

  Management represented to us that there are no other documents or contingencies that may affect the value of one common share at fair value. And, to the extent that Hill, Barth & King LLC has reviewed Company information, materials and documents, it is acknowledged that evaluation of the same does not include legal conclusions or impact from an attorney's perspective. Valuation conclusions include consideration of legal factors in the normal and expected procedures of the analyst seeking to estimate the effects of legal and economic factors on the value of the subject interest. We relied upon management's expressed intentions and outlook as reported herein.

  The fee for this Report is for Hill, Barth & King LLC's expressed opinion of value on the effective date, without warranties or guarantees as to the outcome of any litigation, negotiations with prospective purchasers, or contrary opinions of value as of the same date.

  This valuation, unless specifically stated within this Report, assumes that we, as the valuator of the subject interest, were informed about all legal, economic and financial factors reasonably knowable and reasonably expected to materially affect the valuation as of the valuation date. Accordingly, we assume no litigious, regulatory compliance, or similar problems, or other restrictions or qualifications of the subject interest that we were not adequately informed about within the documents referred to above or otherwise during the valuation process and communication with management and Company advisors. No representations or warranties are expressed or implied regarding such conditions and no consideration has been given to the possible effects of any such conditions.

  This Report gives no consideration to any contingent assets or liabilities other than those specified, if any, within this Report.

  Neither our opinion of value nor this Report constitutes advice for any specific action.

  This Report is further subject to any other contingencies, assumptions, and limiting conditions set out elsewhere within this Report.

APPENDIX B

SOURCES OF INFORMATION RELIED UPON IN THIS VALUATION

External Sources, Documents and References

Numerous article about the U.S. economy at the end of 2001 and the economic growth outlook for 2002 and beyond

Analysis of the Relay and Industrial Control Industry prepared by an academic group from the Olin Graduate School of Business at Babson College, dated May 11, 2001.

On the Road to Recovery, by Hal Vandiver, in On the Mhove With the Material Handling Industry of America, a trade journal focused on the material handling industry and developments, Spring 2002 edition

Survey of thirty-three members of the National Association of Business Economists, Spring, 2002

Competitor information from online research

Stocks, Bonds, Bills, and Inflation 2002 Yearbook, Valuation Edition, Ibbotson Associates

A risk free rate from a long-term Treasury bond as of the valuation date and provided by the Federal Reserve

Valuing a Business, 3rd Edition, by Shannon P. Pratt, et al. Al

Understanding Business Valuation, 1997, Gary R. Trugman, ASA, CBA

Predictions of the Past and Forecasts for the Future: 1976-2025. Ibbotson, Roger G. Ibbotson Associates.

Internal Documents, Documents and References

All Financial and Company Information referred to herein related to SEC Forms 10-KSB and 10-QSB

Control Chief Holdings, Inc. Audited Financial Statements for the years reported herein

Control Chief Corporation Strategic Plan dated May 26, 2000

Control Chief projected revenues and expenses for 2002

Summaries of shareholder information provided by management

Historical NASDAQ stock prices compiled by Yahoo financial

Tangible asset appraisal summaries prepared by Industrial Appraisal Company, Pittsburgh, Pa., dated July 2001 and 2000

Various financial and tax information from the independent auditors, Diefenbach, Delio, Kearney & DeDionisio, of Erie, Pa.

APPENDIX C

SUMMARY OF HISTORICAL FINANCIAL STATEMENTS

OF CONTROL CHIEF HOLDINGS, INC.

RELATED FINANCIAL RATIOS

OTHER ANALYSES AND CALCULATIONS AS REFERRED TO HEREIN

APPENDIX C DATA LOCATED AFTER APPENDIX F

APPENDIX D

COPIES OF COMPANY BROCHURES, INDUSTRY ARTICLES, ASSET APPRAISALS AND OTHER RELEVANT INFORMATION REFERRED TO HEREIN

[Available upon request]

APPENDIX E

Joseph J. Evans, ABV, CVA, CPA

Professional Designations and Experience as of April, 2002

Mr. Evans has received extensive training in the specialized discipline of business valuation and appraisal report preparation; he holds the Accredited in Business Valuation (ABV) designation from the American Institute of Certified Public Accountants (AICPA) and the Certified Valuation Analyst (CVA) designation from the National Association of Certified Valuation Analysts (NACVA). In addition, Mr. Evans is a Certified Public Accountant (CPA). He receives on-going training through attendance at national seminars and completion of seminar training sponsored by the AICPA, the Institute of Business Appraisers, and the American Society of Appraisers. Continuing valuation education and training for Mr. Evans are mandatory.

Mr. Evans' business appraisal and valuation consulting experience includes primary preparation of, and substantial participation in preparing, over 100 comprehensive and summary valuation reports for gift and estate tax planning and compliance, mergers and acquisitions, buy-sell agreements, family limited partnership implementation and gifting programs, divorce and litigation support, and strategic/shareholder value planning. He has reviewed many valuation reports prepared by other appraisers. Mr. Evans' professional practice is exclusively in business valuation and related advisory services. Mr. Evans is the Co-director of the Hill, Barth & King Business Valuation Group and editor of the firm's Valuation Newsletter. Hill, Barth & King LLC is a regional professional services firm with offices in Ohio, Pennsylvania, Virginia and Florida.

Mr. Evans has submitted valuation reports for professional review performed by the Institute of Business Appraiser's Review Committee for rigorous and intensive critique and examination.

Education

Bachelor of Arts Degree in Economics from the State University of New York at Buffalo

Organizations

  Institute of Business Appraisers

  The American Institute of CPAs

APPENDIX F

CERTIFICATIONS

I certify that, to the best of my knowledge and belief:

1. The statements of fact in this Report are true and correct.

2. The Reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions and conclusions.

3. No other person provided any analyses, information development or Report preparation, or other meaningful assistance during the valuation process.

4. This Report was prepared primarily by me, Joseph J. Evans, ABV, CVA, CPA. I do not have a present or contemplated future interest in Control Chief Holdings, Inc., or Control Chief Corporation, or any personal interest with respect to the parties involved, or any other interest that might prevent me or Hill, Barth & King LLC from performing an unbiased valuation. Our firm's compensation is not contingent on any action or event resulting from the analyses, opinions, or conclusions in, or the use of, this Report.

CONTROL CHIEF HOLDINGS, INC.

Historical Balance Sheets

As of June 30, 1997 through 2000, December 31, 2000 and 2001
	Dec. 31,		Dec. 31,		June 30,		June 30,		June 30,		June 30,
	2,001%		2,000%		2,000%		1,999%		1,998%		1,997%
ASSETS
Current Assets
Cash	1,047,031	25.9	802,758	18.7	670,481	15.5	684,912	16.3	22,067	0.5	132,007	3.5
Marketable Securities @ market	149,048	3.7	201,699	4.7	244,255	5.6	0	0.0	0	0.0	0	0.0
Accounts Receivable-Trade, net	684,045	16.9	809,641	18.9	862,107	19.9	984,967	23.4	1,624,073	38.2	1,387,739	36.4
Inventory	1,222,315	30.3	1,504,284	7.4	1,482,127	34.3	1,581,353	37.6	1,639,008	38.6	1,374,701	36.0
Other	307,098	7.6	215,451	5.0	270,055	6.2	152,952	3.6	284,405	6.7	172,347	4.5
Current Assets	3,409,537	84.4	3,533,833	54.8	3,529,025	81.6	3,404,184	81.0	3,569,553	84.1	3,066,794	80.4
Property and Equipment
Net Property & Equipment	630,473	15.6	747,693	17.5	785,347	18.2	790,616	18.8	668,818	15.8	514,216	13.5
Other Assets	0	0.0	0	0.0	10,879	0.3	7,841	0.3	8,073	0.2	232,903	6.1
TOTAL ASSETS	4,040,010	100.0	4,281,526	100.0	4,325,251	100.0	4,202,641	100.1	4,246,444	100.0	3,813,913	100.0

LIABILITIES
Trade Payables	85,159	2.1	198,798	4.6	161,093	3.7	421,783	10.0	547,266	12.9	452,085	11.9
Other Current Liabilities	227,855	5.6	313,515	7.3	684,628	15.8	472,499	11.2	484,082	11.4	370,156	9.7
Current Portion of LT Debt	15,431	0.4	7,714	0.2	6,061	0.1	173,018	4.1	170,755	4.0	155,464	4.1
Short-term debt	0	0.0					0	0.0	150,000	3.5	245,000	6.4
Current Liabilities	328,445	8.1	520,027	12.1	851,782	19.7	1,067,300	25.4	1,352,103	31.8	1,222,705	32.1
Deferred Taxes	72,173	1.8	80,856	1.9	78,065	1.8	48,712	1.2	29,664	0.7	23,910	0.6
Long-term Debt	29,494	0.7	0	0.0	4,662	0.1	10,319	0.2	260,317	6.1	456,582	12.0
Total Liabilities	430,112	10.6	600,883	14.0	934,509	21.6	1,126,331	26.8	1,642,084	38.7	1,703,197	44.7
Stockholders' Equity	3,609,898	89.4	3,680,643	86.0	3,390,742	78.4	3,076,310	73.3	2,604,360	61.4	2,110,716	55.3

TOTAL LIABILITIES & EQUITY	4,040,010	100.0	4,281,526	100.0	4,325,251	100.0	4,202,641	100.1	4,246,444	100.1	3,813,913	100.0

CONTROL CHIEF HOLDINGS

Historical Income Statements

For the Years Ended June 30, 1997 through 2000, the 6 Months Ended December 31, 2000, and the Year Ended December 31, 2001
			6 MONTHS
	Dec 31,		Dec 31,		June 30,		June 30,		June 30,		June 30,
	2001	%	2000	%	2000	%	1999	%	1998	%	1997	%
Sales Revenues	5,054,030	100.0	3,370,930	100.0	7,381,892	100.0	7,733,125	100.0	8,687,797	100.0	7,206,996	100.0
Growth Rate	-31.5%		n/a		-4.5%		-11.0%		20.5%		5.5%
Cost of Goods Sold:	2,576,914	51.0	1,642,629	48.7	3,532,141	47.8	3,886,369	50.3	4,717,319	54.3	4,003,392	55.5
Gross Profit	2,477,116	49.0	1,728,301	51.3	3,849,751	52.2	3,846,756	49.7	3,970,478	45.7	3,203,604	44.5
Growth Rate	-35.7%		n/a		0.1%		-3.1%		23.9%		10.9%
Operating Expenses
Selling	1,266,165	25.1	701,713	20.8	1,337,624	18.1	1,572,527	20.3	1,713,833	19.7	2,293,124	31.8
General & Administrative	1,059,007	21.0	611,740	18.1	1,248,305	16.9	1,082,288	14.0	1,116,909	12.9	0	0.0
Research & Development	165,551	3.3	54,443	1.6	197,001	2.7	284,727	3.7	204,172	2.4	182,931	2.5
Environmental remediation - expenses (credit)	(18,600)	(0.4)	(256,292)	(7.6)	404,069	5.5	0	0.0	0	0.0	0	0.0
Total Operating Expenses	2,472,123	46.1	1,111,604	32.9	3,186,999	43.2	2,939,542	38.0	3,034,914	35.0	2,476,055	34.3
Growth Rate	-22.4%		n/a		8.4%		-3.1%		22.6%		0.0%
Income From Operations	4,993	0.1	616,697	18.3	662,752	9.0	907,214	11.7	935,564	10.8	727,549	10.1
Growth Rate	-99.2%		n/a		-26.9%		-3.0%		40.0%		8.9%
Gain on sale of land and building	0	0.0	0	0.0	0	0.0	0	0.0	111,428	1.3	0	0.0
Other Income	29,533	0.6	60,110	1.8	17,912	0.2	33,239	0.4	12,800	0.1	28,588	0.4
Interest Expense	-1440	0.0	(500)	0.0	(10,560)	(0.1)	(33,735)	(0.4)	(60,734)	(0.7)	(87,886)	(1.2)
Net Other Income	28,093	0.6	59,610	1.8	7,352	0.1	(496)	0.0	63,494	0.7	(59,298)	(0.8)
Taxable Income	33,086	0.7	676,307	20.1	670,104	9.1	906,718	11.7	999,058	11.5	668,251	9.3
(Income Tax Expense) or Credit	(13,075)	(0.3)	(271,503)	(8.1)	(275,616)	(3.7)	(360,019)	(4.7)	(385,271)	(4.4)	(282,444)	(3.9)
NET INCOME FROM CONTINUING OPERATIONS	20,011	0.4	404,804	12.0	394,488	5.4	546,699	7.1	613,787	7.1	385,807	5.4
Growth Rate	-94.9%		n/a		-27.8%		-10.9%		105.5%		87.5%
Loss from discontinued operations, net of taxes	0		0		0		0		0		-87,198	-1
NET INCOME											298,609	4.4
Earnings per Common Share:
Basic	$0.02		$0.41		$0.40		$0.55		$0.61		$0.61
Diluted	$0.02		$0.40		$0.39		$0.54		$0.60		$0.60
Dividends per Common Share	$0.06		$0.05		$0.05		$0.05		$0.08		$0.08

CONTROL CHIEF HOLDINGS, INC

Historical Cash Flows

For Years Ended June 30, 1997 through 1999, the 6 Months ended December 31, 2000 and the Year Ended December 31, 2001
		6 MONTHS
	Dec 31,	Dec 31,	June 30,	June 30,	June 30,	June 30,
	2001	2000	2000	1999	1998	1997
Cash Flows from Operating Activities:
Net Income	20,011	404,804	394,488	546,699	613,787	385,807
Depreciation and Amortization	187,873	94,324	172,045	125,448	99,353	188,995
Change in Receivables	109,548	61,346	7	591,760	(250,164)	14,866
Changes in Inventory	281,969	(22,157)	99,226	57,655	(264,307)	58,170
Changes in Accounts Payable	(199,299)	(333,408)	(48,561)	126,144	209,107	(109,442)
Other	(50,999)	76,010	85,419	(65,131)	(129,146)	(65,078)
Cash Flow from Operating Activities	349,103	280,919	702,624	1,382,575	278,630	473,318
Cash Flow from Discontinued Operations	0	0	0	0	0	310,092
Cash Flow from Investing Activities:
Purchase of Marketable Securities	0	(23,628)	(453,394)	0	0	0
Sales of Marketable Securities	0	0	153,394	0	0	0
Investment in Equipment & Leasehold Improvements	(85,913)	(63,298)	(166,776)	(247,246)	(229,603)	(342,245)
Proceeds from sale of fixed assets	0	0	0	0	141,003	100
Other Changes	0	10,879	(3,038)	0	59,615	1,912
Cash Flow from Investing Activities	(85,913)	(76,047)	(469,814)	(247,246)	(28,985)	(340,233)
Cash Flow from Financing Activities:
Proceeds from borrowing on Long Term debt	48,241	0	0	18,056	0	671,995
Net borrowings (repayments) of Short Term debt		0	0	(150,000)	(95,000)	(409,895)
Proceeds from sale of equipment	3,350	6,000	0	0	0	0
Principal paid on Long Term Debt	(11,030)	(3,009)	(172,614)	(265,791)	(180,974)	(649,290)
Proceeds from issuance of common stock (retirement of fractional shares)	0	0	3,255	0	(1,843)	0
Purchase of Treasury Stock	(261)	(25,979)	(27,880)	(24,762)	(619)	0
Dividends Paid	(59,217)	(49,607)	(50,002)	(49,987)	(81,149)	0
Cash Flow from Financing Activities	(18,917)	(72,595)	(247,241)	(472,484)	(359,585)	(387,190)
Effect of exchange rate on cash	0	0	0	0	0	(47,265)
Net Increase (Decrease) in cash	244,273	132,277	(14,431)	662,845	(109,940)	8,722
Cash - Beginning of Year	802,758	670,481	684,912	22,067	132,007	123,285
Cash & Equivalents at End of Year	1,047,031	802,758	670,481	684,912	22,067	132,007
Cash Paid for Interest	1,440	500	11,207	35,417	61,033	90,348
Cash Paid for Income Taxes	121,415	311,988	367,932	147,597	439,823	0

CONTROL CHIEF HOLDINGS, INC.

ANNUALIZED EIGHTEEN MONTHS FROM JULY 2000 THROUGH DECEMBER 2001
	12 Months	6 Months
	December 31,	December 31,	Total	18 Months	Annualized
	2001	2000
Sales	5,054,030	3,370,930	8,424,960	100.0%	5,616,584	100.0%
Cost of Sales	2,576,914	1,642,629	4,219,543	50.1%	2,813,001	50.1%
Gross Profit	2,477,116	1,728,301	4,205,417	49.9%	8,429,584	49.9%
Selling Expenses	1,266,165	701,713	1,967,878	23.4%	1,311,906	23.4%
G&A Expenses	1,059,007	611,740	1,670,747	19.8%	1,113,820	19.8%
R&D Expenses	165,551	54,443	219,994	2.6%	146,661	2.6%
Environmental	(18,600)	(256,292)	-274,892	-3.3%	(183,260)	-3.3%
	2,472,123	1,111,604	3,583,727	42.5%	2,389,127	42.5%
Operating Income	4,993	616,697	621,690	7.4%	414,460	7.4%
Other Income, net	29,533	60,110	89,643	1.1%	59,762	1.1%
Interest Expense	(1,440)	(500)	(1,940)	0.0%	(1,293)	0.0%
Net Other Income	28,093	59,610	87,703	1.0%	58,469	1.0%
Pre-tax Income	33,086	676,307	709,393	8.4%	472,924	8.4%
Income Tax	(13,075)	(271,503)	(284,578)	-3.4%	(189,814)	-3.4%
Net Income	20,011	404,804	424,815	5.0%	283,110	5.0%

CONTROL CHIEF CORPORATION

BUDGET PROPOSAL

CALENDAR YEAR 2002

		% OF NET
	BUDGET	SALES
GROSS SALES	$5,394,960.00	101.60%
RETURNS & ALLOWANCES	84,960.00	1.60%
NET SALES	5,310,000.00	100.00%
SALES COMMISSIONS	292,050.00	5.50%
LESS MFG. COST OF SALES	2,601,900.00	49.00%
GROSS PROFIT	2,708,100.00	51.00%
OPERATING EXPENSES
830 DEV ENG	190,778.42	3.59%
832 APP ENG	57,818.50	1.09%
833 ENG SERVICES	60,758.58	1.14%
820 INFO SERVICES	162,267.26	3.06%
831 TECHNICAL SALES	129,313.69	2.44%
840 SALES	301,066.94	5.67%
840 MARKETING	240,376.43	4.53%
842 ORDER ENTRY	94,587.42	1.78%
845 OUTSIDE SALES	155,919.60	2.94%
850 ACCOUNTING	88,661.09	1.67%
860 ADMIN	723,514.84	13.63%
TOTAL OPERATING EXENSES	2,205,062.77	41.53%
OPERATING PROFIT	503,037.23	9.47%
OTHER INCOME (EXPENSE)
BANK & FINANCE CHARGES	(18,000.00)	-0.34%
INTEREST EXPENSE	(1,000.00)	-0.02%
BAD DEBTS	-	0.00%
RESEARCH & DEVELOPMENT	(182,000.00)	-3.43%
PURCHASE DISCOUNTS	10,000.00	0.19%
NON-OPERATIONG INCOME	3,000.00	0.06%
INTEREST INCOME	20,000.00	0.38%
TOTAL OTHER INCOME (EXPENSE)	(168,000.00)	-3.16%
PRETAX PROFITS	335,037.23	6.31%
CAPITAL BUDGET	-	0.00%
PROFIT	335,037.23	6.31%

Financial and Operational Ratios including Industry Comparative Data

Historical Financial Statement Data
	Dec. 31,	Dec. 31,	June 30,	June 30,	June 30,	June 30,
LIQUIDITY RATIOS	2001	2000	2000	1999	1998	1997
Current Ratio	10.4	6.8	4.1	3.2	2.6	2.5
Quick Ratio	6.7	3.9	2.4	1.7	1.4	1.4
Working Capital	$2,979,425	$3,013,806	$2,677,243	$2,336,884	$2,217,450	$1,844,089
ACTIVITY RATIOS
Sales/receivables	7.4	n/a	8.6	7.9	5.3	5.2
Days in receivables	49.4	n/a	42.6	46.5	68.2	70.3
Cost of sales/Inventory (Inventory TO)	2.1	n/a	2.4	2.5	2.9	2.9
Days in inventory	173.8	n/a	153.2	148.5	126.8	125.3
Sales/working capital (WC TO)	1.7	n/a	2.8	3.3	3.9	3.9
Sales/fixed assets (Fixed Asset TO)	8.0	n/a	9.4	9.8	13.0	14.0
Sales/total assets (Asset TO)	1.3	n/a	1.7	1.8	2.0	1.9
COVERAGE/LEVERAGE RATIOS
Interest expense coverage:
EBIT	3.5	n/a	62.8	26.9	15.4	8.3
Operating cash flow/current portion LT-debt	22.6	n/a	150.7	41.0	7.8	5.4
Fixed assets/ending equity	0.2	0.2	0.2	0.3	0.3	0.2
Equity/total capital	89%	86%	78%	73%	61%	55%
PROFITABILITY RATIOS
Net income/beginning equity	0.5%	n/a	12.8%	21.0%	29.1%	16.3%
Net income/beginning assets	0.5%	n/a	9.4%	12.9%	16.1%	7.4%
Net income/sales	0.4%	12.0%	5.3%	7.1%	7.1%	4.1%
Gross Margin	49.0%	51.3%	52.2%	49.7%	45.7%	44.5%
Operating Margin	0.1%	18.3%	9.0%	11.7%	10.8%	10.1%
Cash flow before distributions/beginning equity	8.2%	0.0%	1.2%	27.4%	-1.4%	0.5%
Distributions/beginning equity	1.6%	1.5%	1.6%	3.1%	3.8%	0.0%
Cash flow/total assets	6.0%	n/a	-0.3%	15.6%	0.2%	0.2%
Cash flow/sales	4.8%	n/a	-0.2%	8.6%	-1.3%	0.1%

ADJUSTED CASH FLOW RETURN ON EQUITY

OUTLOOK FOR CASH FLOW RETURNS WITH MINIMAL LONG TERM DEBT
	Dec. 31,	June 30,	June 30,	June 30,	June 30,
	2001	2000	1999	1998	1997
Historical Cash Flows per Books:
		$(14,431)	$662,845	$(109,940)	$8,722
Adjustments:
Marketable security transactions		300,000
Proceeds from sale of assets				(141,003)
Proceeds from issuance of stock		(3,255)		1,843
Purchase of treasury stock		27,880	24,762	619
Add back Dividends		50,002	49,987	81,149
Adjusted Net Cash Flow Return		360,196	737,594	(167,332)	8,722
Principal portion of long-term debt		172,614	265,791	180,974	649,290
Potential Cash Flows to Equity based on historical performance
		532,810	1,003,385	13,642	658,012
4-year Average		$552,000

The trends indicate that if the Company returns to reasonably probable profitability as anaylzed in Section 5.4, that cash flows to equity will be further enhanced by minimal cash use for debt service.

ESTIMATE OF NORMALIZED BALANCE OF REQUIRED CASH

Based on 2001 Operations:
Cost of Sales	2,576,914
Operating Expenses	2,472,123
Less Depreciation	-187,873
Interest Expense	1,440
4,862,604
Capital expenditures	195,000
Estimated Cash Requirements	5,057,604
2 of 12 Months	0.167
60 Days Cash	844,620
Dec. 31, 2001 Cash plus Marketable Securities	1,196,0790
Excess Cash (rounded)	351,000